

Annual Report 2008

austriamicrosystems

a leap ahead in analog

Key Figures

in millions of EUR	2008	Changes to 2007	2007	2006
Revenues	184.7	-5%	193.9	196.4
Gross margin	51%		50%	48%
R & D expense	43.6	1%	43.2	37.5
Operating result (EBIT)	25.0	-11%	28.0	33.4
EBIT margin	14%		14%	17%
Net income	12.3	-53%	26.3	31.7
Earnings per share (in EUR, basic)	1.13	-53%	2.42	2.91
Earnings per share (in CHF, basic)	1.78	-55%	3.98	4.59
Operating cash flow	47.5	76%	27.0	42.4
Total order backlog (as of December 31)	29.8	-28%	41.2	55.2
Capital expenditure	14.4	-60%	36.0	24.3
Total assets (as of December 31)	307.4	-1%	311.4	289.4
Equity ratio	62%		63%	58%
Employees (average)	1,129	5%	1,071	983

Revenues by markets 2008


Industry & Medical 42% (±0)
Communications 26% (+1)
Automotive 16% (±0)
Full Service Foundry 16% (–1)

Revenues by regions 2008


EMEA 66% (+4)
Asia/Pacific 22% (–1)
Americas 12% (–3)

EMEA (Europe, Middle East, Africa)

Gross margin in percentage


60
50
40
30
20
10
0
45
48
50
51
2005
2006
2007
2008

Earnings per share (EPS)* in EUR


3,0
2,5
2,0
1,5
1,0
0,5
0,0
2.10
2.91
2.42
1.13
2005
2006
2007
2008

*basic

Highlights 2008

Technology leader in lighting management

austriamicrosystems strengthens its top position in lighting management for mobile devices, wins LG Mobile, another top 5 handset manufacturer, and offers innovative solutions for LED backlighting of LCD TVs.

MEMS microphones set to grow

Ever more mobile phones contain miniature microphones with austriamicrosystems sensor interfaces. Leading handset vendors rely on the MEMS microphone technology and market leader austriamicrosystems, new applications are reaching market maturity.

Pole position for magnetic sensors

The highly successful product family continues to grow; austriamicrosystems introduces high resolution rotary encoders, automotive products and linear encoders, while targeting additional application areas.

Innovative 1-chip-solution for UHF RFID readers

A new market segment has been opened up by austriamicrosystems' innovative 1-chip-solution for UHF RFID readers. The first reader devices are available, and the product portfolio is being extended to cover additional frequency bands.

Successful in target markets, primed for a difficult environment

austriamicrosystems continued its success in 2008 and rapidly implemented cost-cutting measures when the crisis hit the semiconductor sector in the fall. Focused on its strategy, austriamicrosystems enters a difficult 2009 primed and strengthened.





Contents

Preface by the Management Board

Dear shareholders, customers and employees,

The last financial year did not end out in a satisfactory manner for austriamicrosystems. While business was still on an upward trend throughout the first three quarters, the financial and economic crisis had a negative effect on our industry and therefore also on us in the fourth quarter. The full year results remained below our expectations, at the same time our share price showed a sharp decline over the course of the year.



Michael Wachsler-Markowitsch
John A. Heugle

In addition we had a substantial burden from USD hedging in the fourth quarter. Following a weak development of the USD in the first half of the year there was an unforeseeable and extremely rapid rise of the USD against the EUR in the second half of the year. We were therefore required to record a high revaluation loss from hedging instruments in our result. While our production costs are fully naturally hedged thanks to our global manufacturing, we remain exposed to currency risk with regard to top line revenues and other operating costs, and therefore EBIT.

General economic conditions and the reduced investor appeal of the semiconductor sector led to a significant drop in our share price. Moreover there was once again evidence that, in times of crisis, smaller companies' share liquidity declines disproportionately and share price fluctuations are more pronounced. Yet the price trend over the last year does not reflect either the intrinsic value of our company or the excellent prospects we see for our products in the future. Against the backdrop of our historic focus on cost efficiency, we implemented companywide cost reduction measures as soon as the effects of the financial crisis became evident. In this context, we announced staff cuts of approximately 70 employees worldwide at the end of 2008. For 2009, we expect operating cost savings in excess of EUR 10m as a result of these measures.

Last year's financial results and the currently difficult market situation should not and will not cause us to deviate from our long term strategy. Our company remains profitable and strongly positioned. We continue to invest in new products and our core areas and were again successful in our target markets in 2008.

Technological lead in lighting management

In our Power Management business, lighting management proved itself once again to be an engine of growth. We have extended our portfolio and confirmed our position as a technology leader with products for camera flash in mobile phones based on next generation Xenon technology. We were able to win new projects at Nokia, Sony Ericsson and LG Mobile with our lighting products. For background LED illumination of large LCD displays we offer market-leading solutions, while dedicated power management ICs for navigation systems recorded first market success.

MEMS microphones successful

Our Sensing business combines our sensor and sensor interface activities. Sensor interfaces for miniature microphones showed very positive growth last year. We are the market leader in digital MEMS microphone drivers for mobile phones and delivered the first microphone ICs for notebooks in 2008. To enable efficient noise cancellation in mobile phones we also developed a novel, proprietary chip solution.

Magnetic encoder success story continues, growth in medical imaging

In the successful area of magnetic encoders we extended our portfolio with linear sensors, new applications in robotics and healthcare will be market-ready in the next years. Innovative minicamera modules developed by our minority shareholding NST with their partners are close to industrialization and rely on our driver and encoder products. The new product family of ICs for RFID readers has successfully established itself on the market. The medical imaging market has also developed very positively; we supply leading OEMs and are working on innovations for the next generation of ICs.

Industrial electronics remain important, weakness in automotive towards year-end

In 2008 our products continued to be successful in various applications in industrial electronics, particularly sensing. Our automotive business developed positively until the fall, since then the crisis in that sector has been noticeable and is expected to persist in 2009. Nevertheless we see our customers engaged in solid forward-looking development activities. In our foundry business we gained new customers and increased the proportion of high-value specialty processes.

Sharpened focus in mobile entertainment

The market environment in mobile entertainment proved to be increasingly complex in 2008. As the development of digital processors requires ever higher investment, we plan to transfer our system know-how, which supports end device convergence around the mobile phone, into a partnership. At the same time, we will maintain our technology leadership in front-end ICs that manage analog audio and power management functions in mobile devices. Here we continue to develop high-performance low-power solutions to maximize battery life.

Moving ahead, toughened by the crisis

The current weak economic situation also affects the semiconductor industry. Nevertheless we are confident that we can weather this storm well. We have solid foundations, outstanding products and high quality customers. The long term robustness of our business model is demonstrated by our strong cash flow, which helps secure our liquidity. Notwithstanding current difficult market conditions, our in-house manufacturing model is essential for high-performance analog ICs. We remain convinced of our vision and our strategy, and will continue to invest in research and development to ensure product innovation and technological leadership.

Our commitment to the environment continues as well: we develop ICs for the growth market renewable energy and were pioneering with a company-wide audit of all CO_2 emissions in 2008. Following the substantial reductions in recent years, we will cut our CO_2 emissions further in 2009.

Our management team already led the company successfully through critical periods. On our way to become the most innovative analog semiconductor company, we will emerge strengthened and with additional market opportunities from this crisis. We will not deviate from this course as we are aware of our responsibility to our shareholders and thank them for supporting us to achieve our long-term goals. At the same time, we are encouraged by the trust that existing and new customers bestow on us. Our sincere thanks go to all employees for their continued efforts and commitment.

John A. Heugle
Chief Executive Officer

Michael Wachsler-Markowitsch
Chief Financial Officer

Preface by the Supervisory Board

Dear shareholders, customers and employees,

Last year's results have ended below expectations and the share price fell significantly in the last year. At the same time, since the fourth quarter of 2008, overall economic conditions have become increasingly problematic worldwide. This trend presented the entire semiconductor sector and austriamicrosystems with great challenges.

Throughout this difficult period, the Supervisory and Executive Boards have been working closely together to direct the business on a safe course through the crisis, free of long-term adverse effects. We are confident that the company will steer safely through these hazards and emerge even stronger from this crisis.

When the scale of the economic downturn became apparent during the last quarter of 2008, austriamicrosystems' Executive Board reacted quickly and professionally and implemented cost reduction measures across the whole company. Alongside the savings in all business areas, it was necessary to reduce the workforce worldwide by around 70 employees. In this area we worked closely with the Austrian works council. austriamicrosystems' business model remains solid for this year and those ahead. Together with the company's clear vision and strategy, this constitutes a robust set of foundations to manage through this difficult period and return to growth.

Over the past year, the Executive and Supervisory Boards always worked together both constructively and with mutual confidence. Together with the Executive Board we will take all measures necessary to ensure the company's well-being and long-term positive development. The Executive Board kept us informed continuously throughout the last financial year and we fulfilled our tasks comprehensively in our advisory and supervisory capacity. On behalf of the Supervisory Board and as representative of our investors I express my thanks to the management, workforce representatives and staff for their continuing efforts. My special thanks go to the shareholders, customers and partners who support and place their long term trust in austriamicrosystems.

Guido Klestil
Chairman of the Supervisory Board



Company

Vision and Strategy

Global Presence

Human Resources

Quality and Environmental Management

Vision and Strategy

austriamicrosystems' success in the analog semiconductor market is based on its outstanding high-tech products. Success does not only result from possessing leading technologies, many years of experience and a worldwide network but also from following a clear direction as a company, essential given current difficult market conditions. austriamicrosystems is pursuing a clearly defined vision and strategy to ensure the long-term success of the company in the dynamic semiconductor sector.

austriamicrosystems as a leading supplier of analog semiconductors

austriamicrosystems is one of the world's leading players in the design and manufacturing of highly integrated analog microchips. As a specialized IC supplier, the company develops and manufactures standard analog products as well as customized solutions in the areas of Power Management, Sensing and Mobile Entertainment. In the Full Service Foundry business area, austriamicrosystems offers contract manufacturing of analog IC technologies.

Microchips made by austriamicrosystems can be found all over the world, in practically all areas of daily life. Their applications range from communications, industrial and medical technology to use in automobiles. Renowned customers worldwide value the combination of more than 25 years of system know-how and experience in analog chip design with state-of-the-art, in-house production facilities and the company's global support network.

Our corporate vision – more than just one step ahead

austriamicrosystems' objective is to continuously improve its position in the analog semiconductor market following a clear-cut corporate vision: to be the most innovative supplier of analog high-performance semiconductor solutions for power management, sensing and mobile entertainment. Today austriamicrosystems is already ahead of its competitors in many areas. Our workforce of more than 1,000 people is dedicated to making our company even better and more successful – so that austriamicrosystems can keep "a leap ahead" for the long-term.

Our corporate strategy – seizing competitive advantage and building on it

To make the company's vision a reality and to expand competitive advantage, austriamicrosystems is pursuing a clear corporate strategy:

austriamicrosystems places its focus on best-in-class analog microchips, from standard products to customized IC solutions. Customers can choose from a wide range of products, whilst continuous development and expansion of the company's standard product portfolio keeps opening up new applications and addressing new market segments.

austriamicrosystems stands out from its competitors on the analog semiconductor market by virtue of low power consumption, high precision, innovative products and excellent customer service. IC solutions from austriamicrosystems offer highest energy efficiency and precise measurement and control performance. The company's innovative power stems from ongoing high investments in R&D and from close cooperation with our customers.

Another decisive competitive advantage is the company's direct access to its customers at a local level. In order to develop target customers and to increase penetration of existing customer groups, austriamicrosystems relies on a global sales network with sales offices in the key markets of Europe, North America and Asia/Pacific.

austriamicrosystems develops its products according to the requirements of key customers and offers these products to a broad customer base. System and application know-how is also developed within the framework of customer projects. This approach is anchored in a platform-and-derivative strategy; derivatives for related applications are developed on the basis of a product platform, enabling austriamicrosystems to launch new products more rapidly and expand product families faster.

One of the pillars of austriamicrosystems' strategy of focusing on high-performance analog ICs is the process and manufacturing expertise accumulated over many years. The company's state-of-the-art wafer fabrication capabilities are decisive for key target markets and serve as the basis for long-term, profitable growth.

austriamicrosystems' employees are a key to success in a competitive global industry. Their high level of qualification and many years of experience represent valuable technological know-how that secures the leading position of the company in the analog semiconductor sector.

Vision and Strategy

Success and responsibility

austriamicrosystems observes the strictest quality guidelines in development and production and is an established, reliable partner of leading OEMs. This is particularly relevant for the automotive industry and medical applications where quality is of the essence. Thanks to its best-in-class quality management, austriamicrosystems is able to offer highest product quality, as certification processes and customer audits have repeatedly confirmed. At the same time, austriamicrosystems has been committed to careful management of resources and the environment for many years. The company is also aware of its social responsibility as a global semiconductor manufacturer. austriamicrosystems has been a pioneer of pro-active eco-management in the semiconductor industry, including the reduction of CO_2 emissions, and will continue to seek further improvements.

austriamicrosystems' strong market position is founded on a stable and sustainable business model. The wide range of technologically leading products, the variety of end markets served and the many years of accumulated expertise in the analog field help austriamicrosystems to ride out market fluctuations and alleviate their consequences. austriamicrosystems will pursue its vision and strategy determinedly into the future to secure and expand its leading position in the analog semiconductor market for the long term.

We want to be the most innovative supplier of high-performance semiconductor solutions for power management, sensing and mobile entertainment



Global Presence

With over 20 locations in 17 countries austriamicrosystems has a broad presence in the global analog semiconductor market.



United Kingdom
Stockport
France
Vincennes
Spain
Valencia
Switzerland
Rapperswil
Rapperswil
Italy
Pavia
Corsico
Pisa
Germany
Munich
Austria
Unterpremstätten/Graz
Sweden
Sollentuna
Finland
Helsinki
USA
Santa Clara, CA
Raleigh, NC

- Headquarters
- Design center
- Test center
- Sales office


Korea
Seoul
Japan
Tokyo
China
Shanghai
Suzhou
Hong Kong
India
New Delhi
Bangalore
Hyderabad
Singapore
Taiwan
Taipeh
Philippines
Calamba

Human Resources

Technological know-how, many years of experience and high levels of qualification amongst staff are the key to success, particularly in the analog segment of the technology-driven semiconductor industry. With this is mind, austriamicrosystems has set itself the goal of offering an attractive working environment that encourages long-term staff loyalty, but is also ready to assume responsibility in more challenging times.



Head count at headquarters adjusted at year end

As a consequence of the general economic developments and the downturn experienced in the semiconductor industry, austriamicrosystems had to announce the cutback of around 70 members of staff at the end of 2008, the majority of them employed at the Unterpremstätten location. The cutback will become effective this year. Prior to the headcount adjustment, potential savings in all business areas had been realized and general measures been taken, such as a reduction in the number of temporary workers and a cutback of overtime. Regarding the implementation of the cutbacks, a social plan has been agreed with the Works Council.

Comprehensive global presence

At the end of 2008, austriamicrosystems showed a head count increase compared to the year-end of the previous year. The number of employees in Europe, North America and Asia grew to an annual average of 1,129 (2007: 1,071), with more than 880 staff employed at headquarters in Unterpremstätten. Including the new Design Center in Valencia, austriamicrosystems has more than 20 locations in 17 countries worldwide. Cross-site cooperation between staff in our global network ensures that our customers' demands and the dynamic challenges of the global semiconductor market are met in the best way possible.

In-house career options offer prospects

austriamicrosystems owes its leading position in the analog semiconductor market to its highly qualified engineers, technicians and other specialists. Not only do they contribute their valuable experience and superb technical know-how, but they also stand out by virtue of their motivation and commitment, knowing that they are part of an internationally successful, leading-edge company.

To retain these people over the long term, austriamicrosystems has designed career paths that open up development and in-house career options for specialists and experts as an alternative to "classic" management careers. Last year, for example, a new marketing career path was created offering development prospects for marketing managers, and the current technical career path for development engineers was expanded.

Development and know-how transfer

austriamicrosystems continued its company-wide development and training activities last year. The focus was on global sales training events for the marketing and sales teams in Asia, the U.S. and Europe and on training courses in the field of business management. In addition, know-how transfer is proactively promoted at all levels, including specific trainee events for the next generation of technical staff.

Partnership promotes innovation

With a view to securing the development of innovative products going forward, austriamicrosystems continued to make long-term investments in research & development, notwithstanding the background of increasingly difficult economic conditions. The newly opened Design Center in Valencia, Spain, focuses on renewable energy and takes the company another step forward in securing its innovative lead, as does the close cooperation with numerous research institutes world-wide. austriamicrosystems enjoys partnerships and cooperation with important academic institutions in the field of analog ICs, such as the Hochschule für Technik in Rapperswil near Zurich (CH) and the Università di Pisa (I). austriamicrosystems also played an important role in the development of the "Analog Chip Design" master's degree course at Graz University of Technology (A). These efforts ensure access to research and increase contact with the up-and-coming experts of tomorrow.

austriamicrosystems' staff form the basis of the company's strong position in the analog semiconductor market. The company's sustainable and long-term strategy therefore aims at offering austriamicrosystems' staff the most attractive and secure job positions possible. At the same time, austriamicrosystems is aware of its responsibilities as an employer in the region and at its international locations.

Quality and Environmental Management

Few other companies in the semiconductor sector can match the combination of innovation and customer benefits with outstanding quality standards and careful resource management that austriamicrosystems is able to offer. A stringent approach to quality and environmental management creates a competitive advantage in the global market as globally active customers are making ever higher demands of products, the sustainability of their production and the quality management of their suppliers.

Falling customer rejection rate



rejection rate in ppm (parts per million)
4
3
2
1
0
3.6
0.5
0.2
0.2
2005
2006
2007
2008

Zero defect program extended

Highest quality standards ensure excellent quality and reliability for both products and processes at austriamicrosystems. The zero defect program, which was launched in 2006 with the goal of delivering zero defect products and applications, has been extended by measures in the manufacturing and business process areas, with successful results. The customer rejection rate remained very low, as previously in 2007. It amounted to 0.2 ppm (parts per million), indicating that, out of ten million devices shipped, on average only two were defective.

New complaint management system introduced

Over the past year austriamicrosystems completed the companywide implementation of the Computer Aided Quality System (CAQ) which was launched at the start of 2007. The new system allows systematic management of complaints and ensures that every salesperson worldwide can retrieve the current status of customer complaints with the push of a button. Using the software-based knowledge database, austriamicrosystems has been able to further improve its outstanding quality management and can offer its customers even more precise support – with the goal to be "best in class".

Highest international quality standards

Certification of austriamicrosystems' sites according to the latest international quality standards, ISO/TS 16949:2002 and ISO/TS 13485:2003 along with ISO 9001:2000, QS 9000, VDA 6.1 and Ford Q1, serves to strengthen our leading position in quality management. austriamicrosystems is one of few semiconductor manufacturers worldwide to fulfill the automotive industry's strict quality guidelines. In addition, austriamicrosystems is certified for the development and production of medical products. As a further distinction, the company has been given the "Highly Protected Risk" rating by its property insurer.

CO_2 emissions to be reduced further

The rising concentration of CO_2 in the atmosphere is regarded as the main cause of worldwide climate change. Since 2007, austriamicrosystems has been systematically recording all emissions contributing to the greenhouse effect, both from company headquarters and the test center in the Philippines, and reduction measures are being implemented. Alongside the effects arising from production, those from energy, shipping and staff commuting were also recorded during last year. In order further to reduce its total annual CO_2 emissions of 35,600 tons, austriamicrosystems will cut more than 1,000 tons of CO_2 emissions additionally in 2009. This will be achieved by means of modifications to the compressed air system, to nitrogen-purged wafer storage and through retro-fitting of pumps with frequency converters, amongst other measures.

Ecological standards introduced

austriamicrosystems has also implemented additional ecological guidelines within the company: Working with our catering supplier, the cafeteria at our headquarters will offer more fish that meets the criteria of the Marine Steward Council (MSC) for sustainable fishing. Moreover, austriamicrosystems has undertaken to source wood and timber products exclusively from companies certified by the Forest Stewardship Council (FSC). Thus austriamicrosystems supports sustainable forestry and contributes to the protection of both the economical and ecological functions of forests.

Strict environmental and safety standards

By virtue of our high standards, austriamicrosystems has long taken a leading role in environmental management. The company is certified to ISO 14001:2004 and the European EMAS standard, having also qualified for the classification as "Green Partner" by Sony. In production, austriamicrosystems avoids the use of hazardous materials, having complied with the Reduction of Hazardous Substances (RoHS) EU guideline even before it came into force. Furthermore, austriamicrosystems' external partners are also obliged to comply with these strict environmental and safety specifications.

For many years, austriamicrosystems has been a leader in the semiconductor industry in terms of quality and environmental management. The company will continue to invest in these areas with the objective of raising the standard of achievement even higher.


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Targets

Business Areas

Power Management

Sensing

Mobile Entertainment

Full Service Foundry

Power Management

Power Management is a core expertise at austriamicrosystems. Our power management know-how comes into play in all target markets, ranging from communications through industry and medical technology to automotive applications. austriamicrosystems' power management ICs are small, consume a minimum of power, run efficiently and are therefore particularly suitable for portable devices. One segment of power management is lighting management, and here austriamicrosystems has made its mark with pioneering product innovations: ICs for controlling Xenon flash units in mobile phone cameras and solutions for background lighting of LCD televisions using RGB LEDs were all launched on the market in 2008.

Integration in the smallest possible space, complete portfolio

When it comes to analog microchips for power management in portable devices, austriamicrosystems is a global leader. This position is founded on decades of experience and refined technological know-how: austriamicrosystems is capable of integrating technical functions into the smallest possible space. An important advantage as demands placed on battery-powered devices, be they mobile phones or medical aids, are being raised continuously. They must deliver high performance and yet be small and practical whilst offering the longest possible battery life.

To achieve these goals it is necessary to meet ever greater challenges for power supply control whilst remaining compact. Here austriamicrosystems excels with its complete portfolio: from single discrete devices to complex power management units with integrated audio, lighting and charging functions.

New opportunities in lighting management

Lighting management is becoming an ever more important growth driver. In mobile communications, austriamicrosystems' solutions for LED control are being applied to achieve lighting effects, to illuminate displays and keys, and to generate electronic flash for mobile phone cameras.

Offering highly integrated, flexible microchips for driving various types of LEDs, austriamicrosystems is ideally placed to meet diverse lighting management challenges. The product portfolio was extended again in 2008 and covers the entire range of lighting tasks. Anything from individual LED drivers for optimized flash control to complex IC solutions that can control all lighting within a phone and even synchronize lighting effects with music.

The cameras integrated into today's mobile phones offer image resolutions of three to five megapixels or even higher. To ensure the best possible picture quality, mobile phones feature integrated camera flash units that have to generate the greatest possible flash energy whilst not significantly compromising the phone operating time. This is made possible by special lighting management solutions. Last year austriamicrosystems developed products for controlling xenon flash units in cameras, the technology of the future that will partially replace LEDs.

Background illumination of LCD televisions

Regarding the background illumination of large LCD displays, austriamicrosystems has delivered yet more pioneering solutions for white and colored LEDs to the marketplace. RGB LEDs enable better color control than white LEDs and offer impressive picture quality on large-format LCD TVs. Not only has picture contrast been amplified by a factor ten but also the power consumption of the units has been reduced by up to 40%. Here austriamicrosystems is applying know-how gained in mobile communications successfully to a new area of business, thereby strengthening its position as an innovator.

Steady trend towards multimedia

Most of austriamicrosystems' power management ICs are used in mobile communications. The development of the mobile phone into an all-inclusive multimedia device promises further growth potential. On the one hand, the range of functions is increasing whilst, on the other, it is important to the end customer that their mobile aid works reliably and for as long as possible between charges. To achieve this, leading mobile phone OEMs make use of austriamicrosystems' know-how in a number of market segments and product lines. Furthermore, in 2008 the company made inroads into the navigation system market.

Demand for medical devices growing

The trend continues in personal healthcare, namely patients taking responsibility for more tasks by themselves. As a result, demand is growing for technical aids that are reliable and easy to use in the context of personal healthcare, diagnostics and prevention. Portable medical devices, such as instruments for measuring blood sugar, must measure extremely accurately and ought to use as little battery power as possible. This requires an efficient power supply. austriamicrosystems' IC technology enables precise control in very small package sizes and with minimal power consumption.

Reliable solutions for automotive and industrial electronics

In the automotive area, austriamicrosystems applies power management technologies primarily to battery management. Given that the number of electrically-powered devices in vehicles is increasing as a result of safety and comfort systems, batteries have to deliver significantly more power and function reliably at the same time. Over the course of the last year, austriamicrosystems has extended its automotive electronics portfolio and developed an intelligent, complete system for battery management. The company is also applying its many years of accumulated know-how to a large number of IC solutions for applications in industrial electronics and large healthcare equipment.

With its solutions for power supply control, austriamicrosystems is a leading supplier in the analog semiconductor market. Power management remains the most rapidly growing segment in the analog marketplace and, despite currently difficult market conditions, will remain a significant growth area for austriamicrosystems in the medium term.

Xenon flashes for camera phones

Ever more mobile phone manufacturers are integrating first class cameras in their units. Image resolutions of up to five megapixels or more are no longer the exception. In order to replace conventional digital cameras, one feature is essential: a powerful flash. For high quality camera phones, the relatively common LED flash units are increasingly being replaced by xenon technology. Xenon flashes benefit from brighter light, lower energy consumption and longer lifetime.

Sensing

They have become an indispensable part of our everyday lives: sensors, preventing your car from skidding, ensuring high audio quality on your mobile phone and enabling pin sharp digital X-ray images. Very often austriamicrosystems' industry-leading know-how plays a role in this. Sensing is also a theme for the future, creating new technological possibilities that can improve and facilitate our lives.

Leading expertise, product portfolio enlarged

The Sensing business area covers all sensor and sensor interface products of austriamicrosystems. Here, the product portfolio covers everything from industrial rotary encoders through specialty components for medical devices to interfaces for automotive sensor systems. They find application in all of austriamicrosystems' target markets, from industrial electronics and medical technology through automotive electronics to mobile communications. Thanks to its many years of sensing expertise, austriamicrosystems is the leader in many application areas. Over the past year, the company has enlarged the sensing product portfolio in many areas, thereby opening up new customers and applications.

Magnetic encoders capture new application areas

The highly successful magnetic sensors (magnetic encoders) continue to gain in importance. Offering the industry's broadest range of integrated magnetic rotary encoders, austriamicrosystems demonstrated attractive growth rates also last year, and anticipates further positive development. New applications outside industrial and automotive electronics are under development which are expected to reach market maturity in the next few years.

Over the past year, austriamicrosystems extended the product family by adding new high-resolution rotary encoders and linear encoders. A particularly innovative new development is a user input device for mobile communication devices. It allows the realization of a flat control element, moveable in all directions and offering computer mouse functions, which opens up exciting future business opportunities. Encoder ICs made by austriamicrosystems are also suitable for positional control in miniaturized motor systems. In the novel mobile phone camera modules currently under development by our minority investment NST, the positioning of micro-motors is controlled by linear encoders. Development of the modules continued successfully last year.

Sensing

MEMS microphones show positive development

During 2008, our sensor interface business for miniature microphones developed very successfully. austriamicrosystems is market leader in digital MEMS (micro-electro-mechanical systems) microphones for mobile phones, which are being deployed by an increasing number of manufacturers. At the same time, the first products for notebooks were shipped last year.

A leading worldwide mobile phone vendor is using MEMS microphones in order to achieve a significant improvement in call audio quality through a reduction in background noise. Meanwhile, austriamicrosystems has developed an innovative "noise cancellation" chip set for communication devices. This suppresses interfering background noise particularly effectively and offers significant advantages over the competition.

Market for digital imaging technologies is growing

The area of medical imaging also showed a positive development. austriamicrosystems supplies leading companies with sensor interfaces for digital X-ray, computed tomography and ultrasound, and is working on innovative next generation IC solutions. By virtue of more precise recording of extremely small signals, these products enable excellent image quality and open up new diagnostic possibilities. In the field of computed tomography, austriamicrosystems is pursuing its strategic partnership with Siemens Medical, one of the world's leading CT system providers. In the field of digital X-ray, austriamicrosystems is working closely with Trixell, market leader worldwide for detector modules for digital radiography.

UHF-RFID: first reader units with austriamicrosystems' one-chip solution

The newly developed ICs for readers based on UHF-RFID technology experience very good market acceptance. The first systems came onto the market last year, with the result that austriamicrosystems was able to open up a new market through further development of existing know-how. Integrating all important functions onto just one chip allows a substantial reduction of the cost and power consumption of reader units, in turn promoting the more rapid proliferation of RFID solutions. In 2008, austriamicrosystems enlarged its product portfolio and covers all relevant frequency ranges up to 2.4 gigahertz.

Demand for intelligent building management systems

Efficient building management systems reduce operating and energy costs and improve safety in buildings. austriamicrosystems' many years of sensor know-how are often behind the scenes in this field. Sensor interfaces by austriamicrosystems find many applications: from the analysis of temperature or humidity data through fire protection to controlling heating, light or shade.

Automotive: sensing on the increase, positive outlook for encoders and FlexRay

In the field of automotive electronics, the application of sensors to safety and comfort systems continues to increase. austriamicrosystems' magnetic rotary encoders are particularly well suited to a large number of sensing tasks in vehicles. Special products designed for automotive applications are opening up new opportunities for growth over the next few years. Related sensor technologies are used in customer-specific solutions for leading automotive suppliers, an example being the production ramp-up of an IC for gas pedal position sensing in 2008. For FlexRay, the innovative data bus technology for braking, suspension and steering systems of the future, austriamicrosystems introduced attractive new products, thereby confirming its leading position.

The Sensing division is a core business area of austriamicrosystems, embodying many years of know-how at the leading edge of the industry. Even in the face of current challenging market conditions, given the long term trend towards increasing application of sensors in all areas of life, this business area offers attractive growth potential over the coming years.

Noise Cancellation

By means of noise cancellation, interfering sounds, from background noise or wind for example, can be captured electronically and selectively reduced or removed on mobile phones and communication devices. This makes it possible to make phone calls with outstanding audio quality even in noisy environments or in the car, or to enjoy music on an MP3 player or mobile phone despite noisy surroundings.

Mobile Entertainment

For the Mobile Entertainment business area, the market environment became ever more complex over the past year. Nevertheless, austriamicrosystems concluded the development of a new generation of products and delivered audio and power management solutions at high volumes. Many high-quality MP3 players, personal media players, navigation systems and similar devices offer superior sound quality thanks to austriamicrosystems' technology. To ensure optimum coverage of this attractive market, the focus will be on analog front end ICs in future, whilst a partnership is planned for the complete system product area.

Greater focus on analog front ends

The analog front ends offered by austriamicrosystems bring together all functions for audio and power management required by digital systems for mobile entertainment devices. As technology leader, austriamicrosystems is pushing forward the development of high-performance analog front end solutions whilst working on further reductions in power consumption.

The latest generation of analog front ends excels in all areas where highest performance, lowest power consumption and compactness are required. These IC solutions are ideal for a wide range of mobile devices – from media players through portable navigation systems and games consoles to mobile phones. Millions of end users around the world are benefiting from the excellent sound quality and outstanding battery life of devices using austriamicrosystems' ICs.

Complete systems: planned partnership for system know-how

The new generation of high-performance complete systems that was developed in 2007 was transferred to mass production last year. The solutions available, comprising ICs with digital and analog functions as well as a comprehensive software platform, offer leading performance in their segment and ensure the highest level of audio and video quality. With this product line austriamicrosystems met the demands of the marketplace and once again proved its capabilities as a system provider.

Because the development of digital processors demands ever more specialized knowledge, austriamicrosystems plans to contribute its system know-how in this area to a partnership with a specialized semiconductor manufacturer. This will ensure a road map with attractive products for customers. The cooperation will allow the partner to move forward with further development of digital components on the basis of austriamicrosystems' technology. This applies primarily to applications in the mobile telephony segment.

Portable navigation systems and multimedia devices offer additional potential

This fast-paced technological development opens up new applications: Whilst the market for navigation systems consisted almost exclusively of permanently installed devices until a few years ago, nowadays consumers primarily buy portable navigation devices. For this market, austriamicrosystems has developed specially tailored power management and audio solutions.

Further opportunities arise from the migration of the mobile phone to a real multimedia device. With modern mobile phones an integrated camera and MP3 functionality come as standard. Ever more consumers are opting for music mobile phones, for which further growth is predicted over the next few years. Additionally, mobile phone manufacturers are offering more and more models with improved video functions.

With their first class sound quality, extremely low power consumption and long playing time, austriamicrosystems' microchips are ideally suited to applications in sophisticated portable devices. The beginning of 2008 saw the launch of the first products of a new family of media player ICs featuring innovative IP. These enable the same sound quality to be achieved on mobile devices or phones as on a home hi-fi system, accompanied by outstanding playing times.

austriamicrosystems' power management and audio ICs have proven themselves in millions of portable devices. Despite more difficult market conditions, austriamicrosystems is confident about its mobile entertainment business. The development of the mobile phone into a real multimedia device continues to promise significant growth potential. Analog ICs will always be required to provide important functions in the world of digital entertainment.

Full Service Foundry

In the Full Service Foundry business area, austriamicrosystems manufactures analog and mixed signal ICs for companies lacking production facilities of their own. The clear focus here is on high value specialty processes like high-voltage and silicon-germanium (SiGe). Despite worsening conditions in this market sector, austriamicrosystems acquired new foundry customers in 2008, whilst expanding its manufacturing know-how relating to complex analog specialty processes.

Technological advantage thanks to the sharing of know-how

Our industry-leading expertise in the manufacture of analog ICs is founded on the twin pillars of more than 25 years of experience in analog semiconductor process technologies and operation of the state-of-the-art production and test facilities. The Full Service Foundry division, with its 200mm capacity at our main headquarters, has at its disposal first class production facilities for analog and mixed signal circuits based on high voltage and SiGe technologies. Depending on requirements, these can be supplemented by ultra-reliable, high-temperature storage technologies.



Foundry customers include design houses and fabless suppliers without in-house manufacturing, as well as integrated device manufacturers (IDMs). Thanks to the exchange of know-how with the product areas, the Full Service Foundry can offer its customers the best possible assistance in the realization of their projects, thereby also securing its technological advantage. At the same time, customers of other business divisions benefit from manufacturing expertise gained in the Full Service Foundry business area.

Broad service portfolio, increased demand for complete products

In the Foundry area, austriamicrosystems offers a broad portfolio of products and services, ranging from processed wafers to fully tested chips. Here customers are increasingly seeking turnkey solutions. All of the required services are available from austriamicrosystems as a single source, from design support through mask generation, wafer production and packaging to testing.

The Full Service Foundry business has complete access to internal production capacity and handles a wide spectrum of commissions ranging from medium-sized series to large volume products. Applications of the manufactured microchips cover anything from components for wireless system products for mobile communications through special healthcare devices to a wide variety of sensors for industrial control. In order to protect customers' intellectual property, the Full Service Foundry business is completely separate from austriamicrosystems' product-oriented areas.

Specialty processes extended and new customers won

Over the past year austriamicrosystems continued to concentrate on top quality high-voltage, sensor and high-frequency applications. Together with IBM, who has licensed austriamicrosystems' high-voltage CMOS technology, the company is currently developing an innovative 0.18µm high-voltage CMOS process. From this year, customers of the Full Service Foundry business area will have access to leading analog 0.18µm technology for their designs. This partnership with IBM demonstrates austriamicrosystems' process expertise and opens up access to additional production capacity.

The Full Service Foundry business area works with leading analog IC providers such as Texas Instruments and Analog Devices as well as leading fabless companies like Fingerprint Cards and Frontier Silicon. Again last year austriamicrosystems was able to win new foundry customers from Europe and the U.S. At the same time, the Full Service Foundry business continued to migrate existing customers from standard to premium specialty processes.

Customers benefit from design support

In order to optimize chip design, austriamicrosystems is one of few foundry companies to offer design for manufacturability (DFM) services for analog and mixed signal circuits. Foundry customers also benefit from the HIT-Kit design environment that is well known throughout the industry. This was developed further in 2008 and is now available for all process technologies from 0.8µm through 0.35µm to 0.18µm.

Over the past year austriamicrosystems has maintained its leading technological position as an analog foundry for specialty processes and, notwithstanding increasingly difficult market conditions, has been able to acquire new customers. For the future, the company's strategy relies on in-house production, whilst the Full Service Foundry area will concentrate on developing its specialty process business. Thus contract manufacturing will continue to make a valuable contribution to total business at austriamicrosystems.





Investor Relations, Corporate Governance and Executive Bodies

Investor Relations

Corporate Governance

Executive Bodies

Investor Relations

Following a slump at the beginning of the year, austriamicrosystems' shares (ticker: AMS) held up well in the first nine months of 2008 before moving into a significant decline from October onwards, in line with the general movement of the financial markets. The decline in price was driven by the negative trends in our sector and on the market overall. Additionally, the focus of numerous institutional investors shifted away from the semiconductor sector in the course of the year. Against the background of the deepening financial crisis, it also became apparent that smaller names like austriamicrosystems suffer an even greater negative effect in difficult stock market conditions because of their limited liquidity.

austriamicrosystems will continue to pursue its long-term corporate strategy with a focus on leading technical products and promising markets. The company is convinced that this strategy keeps austriamicrosystems attractive to investors on a long-term basis and will help to bring the currently low share price back to levels reflecting the company's growth potential.

At the Annual General Meeting in March 2008, as a result of a particular shareholder motion, the distribution of a dividend of 1.50 EUR per share was decided. The capital drain resulting from this distribution amounted to 16.4 million EUR, which had a negative impact on the build-up of the company's cash balance in 2008. Nevertheless, austriamicrosystems was able to avoid effects on the implementation of scheduled investments.

A particularly positive event for austriamicrosystems was the inclusion of its shares in the Swiss Performance Index (SPI®) as per May 6, 2008. The rules of the SPI® were adjusted to international standards in the spring of 2008 and allowed the long-intended inclusion of austriamicrosystems on the earliest possible date. The SPI® is a widely used benchmark index representing nearly all companies listed in Switzerland. The inclusion of austriamicrosystems in the index led to increased interest, in particular from Swiss investors.

In July 2008, austriamicrosystems announced a share buy-back program which runs from July 8, 2008 to September 26, 2010 and is based on the resolution at the General Meeting in March 2008. Up to year-end 2008 a total of 244,713 shares (= 2.22% of shares outstanding) had been bought back under the share buy-back program for a consideration of EUR 5.01 million. The shares are currently held as treasury shares and are expected to be used primarily to fund employee stock participation plans.

austriamicrosystems continued to pursue its communication policy in accordance with accepted international standards in the fiscal year 2008. The quarterly reports, regular results presentations for analysts, the financial press and institutional investors, as well as participation in investor conferences at a European level, aim to inform current and potential future investors about austriamicrosystems in detail. The company presented itself at road shows and investor meetings in major financial centers such as Zurich, London, Frankfurt, Edinburgh and Vienna. Further information for shareholders is available on the company website at www.austriamicrosystems.com on the "Investor" tab, where shareholders can download all published reports and find additional information on the shares and their development.

Performance of the austriamicrosystems share in CHF



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austriamicrosystems
SPI (rebased)
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January 3, 2008
December 30, 2008

Share Details

ISIN	AT0000920863
Securities number	1808109
Ticker symbol	AMS (SIX Swiss Exchange)

Corporate Governance

austriamicrosystems AG is, as an Austrian company listed in Switzerland, subject to the regulations of the SIX Swiss Exchange's directive concerning information on corporate governance (Swiss Corporate Governance Directive).

In this context, austriamicrosystems AG points out that Austrian Corporate Law differs from the Swiss model in terms of the structure of its corporate bodies, their duties and their accountability. Hereinafter, the Austrian terms for the corporate bodies will be used. Corporations which are not constituted according to the Swiss Code of Obligations are required to meet the regulations of the Swiss Corporate Governance Directive formulated in close reference to the Swiss Code of Obligations along the same lines. Correspondingly, a brief description of the singularities of the Austrian organizational structure follows:

– The Management Board is responsible for company management and representation of the company; it holds the monopoly on company management and representation. The Management Board is not subject to instructions by the shareholders or the Supervisory Board; it acts on its own responsibility and without instructions. Where the Swiss Corporate Governance Directive calls for information on the Executive Board, details on the Management Board are provided along the same lines. Nevertheless, the function of the Management Board does not correspond exactly to that of the Swiss Executive Board.

– The Supervisory Board is in charge of appointing and dismissing the Management Board and, in particular, supervising it. Furthermore, specific transactions also require the Supervisory Board's approval. Where the Swiss Corporate Governance Directive calls for information on the Administrative Board, details on the Supervisory Board are provided along the same lines. Nevertheless. the function of the Supervisory Board does not correspond exactly to that of the Swiss Administrative Board.

– The Shareholders' Meeting as the supreme decision-making body of a company is responsible for appointing and dismissing the members of the Supervisory Board and the appointment of the auditor. Where the Swiss Corporate Governance Directive calls for information on the General Meeting, details on the Shareholders' Meeting are provided along the same lines. The Swiss and Austrian legal systems differ in regard to these two institutions.

As an Austrian company, austriamicrosystems AG has voluntarily committed itself to complying with the regulations of the Austrian Corporate Governance Code. Additional information on this voluntary commitment is provided at the end of this chapter in the section entitled "Austrian Corporate Governance Code".

1 Corporate Structure and Shareholders

1.1 Corporate Structure

austriamicrosystems AG, with headquarters in Unterpremstätten (Austria), has been officially listed on the main segment of the SIX Swiss Exchange since May 17, 2004 (securities number 1808109; ISIN AT0000920863). At the reporting date, the company had a market capitalization of approximately CHF 139 million.

austriamicrosystems AG's business activity is divided into the business segments Products and Foundry & Other.

The Products business segment consists of the Communications, Industry & Medical and Automotive market areas including the Standard Linear product area, while the Foundry & Other business segment comprises the Full Service Foundry area. The business areas are headed by a business area manager responsible for managing the business area within the framework of the strategy defined by the Management Board. He reports directly to austriamicrosystems AG's Management Board. Additional information on the business segments is provided in the Notes to the Consolidated Financial Statements under item 1.

austriamicrosystems AG has active unlisted subsidiaries; there are no listed subsidiaries.

Company	Head Office	Equity in EUR	Percentage of Shares Held
austriamicrosystems Germany GmbH	Munich	349,627	100%
austriamicrosystems Switzerland AG	Rapperswil	422,125	100%
austriamicrosystems France S.à.r.l.	Vincennes	-148,655	100%
austriamicrosystems Italy S.r.l.	Milan	320,439	100%
austriamicrosystems (United Kingdom) Ltd.	Launceston	68,913	100%
austriamicrosystems USA, Inc.	San Jose	500,985	100%
austriamicrosystems Japan Co., Ltd.	Tokyo	82,723	100%
austriamicrosystems (Philippines), Inc.	Calamba City	304,363	100%
austriamicrosystems India Pvt. Ltd.	Hyderabad	65,823	100%
austriamicrosystems Spain SL	Valencia	11,086	100%

1.2 Major Shareholders

In July 2007, the company was notified that the shareholder The Capital Group Companies, Inc., Los Angeles, United States, holds 5.22% of the share capital. In April 2008, the company was notified that the shareholder Schroders plc, London, United Kingdom, holds 4.61% of the share capital. In September 2008, the company was notified that Dr. Berger, Vienna, Austria, holds 8.3% of the share capital as trustee.

1.3 Cross Shareholding

No cross shareholdings exist at this time.

2 Capital Structure

2.1 Capital

As of December 31, 2008, austriamicrosystems AG's ordinary capital amounted to nominally EUR 26,698,436.81, divided up into 11,021,355 non par value shares with a calculated nominal value of EUR 2.42 per share.

2.2 Authorized and Conditional Capital in Particular

Authorized Capital

At the Shareholders' Meeting on March 29, 2006, the Management Board was authorized to increase the company's share capital by up to nominally EUR 10,925,024.00 through issuing up to 4,510,000 new non par value shares and to set the issue price and terms of issue in consultation with the Supervisory Board.

Conditional Capital

In May 2005, the Shareholders' Meeting authorized the Management Board to increase the share capital by EUR 2,398,203.53 by issuing 990,000 new bearer shares for cash to provide cover for stock options granted to staff members and senior executives in the company and its subsidiaries, excluding the subscription rights of existing shareholders. The terms of issue are based on the provisions of the stock option plan approved by the Management Board on April 22, 2005 (Stock Option Plan 2005).

2.3 Changes in Capital

In total, the austriamicrosystems Group's shareholders' equity amounted to EUR 168.19 million as of December 31, 2006, EUR 197.12 million as of December 31, 2007 and EUR 191.08 million as of December 31, 2008.

Information about the changes in shareholders' equity over the last two reporting years is provided in the section entitled "Consolidated Statement of Changes in Shareholders' Equity for the year ended December 31, 2008" in the financial part of this Annual Report.

2.4 Shares and Participation Certificates

At the reporting date, austriamicrosystems AG's share capital consisted of 11,021,355 common non par value shares issued to bearer with a calculated nominal value of EUR 2.42 per share. Every bearer of a common share has the right to vote and is entitled to receive dividends; there are no preferential rights. All shares are equal in terms of the company's residual assets; all capital was paid in. There are no participation certificates.

2.5 Profit Sharing Certificates

There are no profit-sharing certificates.

2.6 Restrictions on Transferability and Nominee Registration

The company only has bearer shares outstanding. There are no restrictions on transferability or corporate rules on nominee registration.

2.7 Convertible Bonds and Option Plan

On October 31, 2002, the Management Board approved a stock option plan for senior executives and important staff members of austriamicrosystems AG and its subsidiaries. In 2002 to 2005, 200,790 options were issued at an exercise price of EUR 6 (EUR 18 prior to share split) per share. One option entitles the bearer to buy one share in the company. 33% of the options can be exercised on the first day of grant at the earliest, 33% one year later at the earliest and 34% after two years at the earliest. The last possible exercise date is January 1, 2012.

In 2006, the company exercised an existing option by repurchasing 174,375 of its own shares at EUR 6.00 each to cover its obligation under Stock Option Plan 2002. Of these, 12,500 shares were transferred to staff members and governing bodies in 2008 as a result of option exercises. Therefore, the exercise of options under Stock Option Plan 2002 does not result in an increase in the number of shares issued or in a dilution effect.

On April 22, 2005, the Management Board approved a stock option plan for staff members and senior executives in the company and its subsidiaries (Stock Option Plan 2005). It provides for the issue of a total of 990,000 options over a period of four years. In 2008, 273,588 options were granted, in total 959,116 options have been granted (after deduction of forfeited options). One option entitles the bearer to buy one share in the company.

20% of the options issued can be exercised a year after issue at the earliest and the remainder in 20% installments each a further vesting year after issue at the earliest. The last possible exercise date is June 30, 2015. The options' strike price is calculated from the average market price of the austriamicrosystems share over the last three months prior to issue of the stock options minus a discount of 25%. To fund the options issued, the conditional capital increase described in section 2.2 will be used. The options are non-transferable.

3 Supervisory Board

At the reporting date, austriamicrosystems AG's Supervisory Board was composed of six members, two of which are employee representatives. The members were not employed as members of the company's or a subsidiary's management board and are therefore non-executive.

3.1/3.2/3.3/3.4 Members of the Supervisory Board, Other Activities, Vested Interests, Cross-Involvement, Election and Terms of Office

Insofar as nothing to the contrary is mentioned below, no material activities, vested interests or cross-involvements exist regarding the members of the Supervisory Board.

Under the Corporate Governance Directive and the relevant comment by the SIX Swiss Exchange, activities and vested interests are only indicated in listed Swiss and foreign organizations or ones that operate in a related or the same industry as the company.

Corporate Governance

Guido Klestil (Chairman), born in 1942, Austrian citizen. Chairman of the Supervisory Board since 1988. Re-elected in 2004, current term of office until 2009. After completing his studies in Communications Engineering, during his 38-year career Klestil held management positions in major international companies in the electrical and electronic industry, including General Manager of ITT Austria, General Manager of Alcatel Austria and member of the Management Board of Austrian Industries. He is member of the Supervisory Board of the Wiener Städtische Versicherung AG (Austria) and member of the Board of Advisors of the American Chamber of Commerce in Austria.

Prof. Siegfried Selberherr (Deputy Chairman), born in 1955, Austrian citizen. Member of the Supervisory Board since March 2001, Deputy Chairman since July 2001. Re-elected in 2004, current term of office until 2009. After completing his studies in Electrical Engineering, Prof. Selberherr earned a doctorate in Technical Sciences. He has been a full professor at the Institute of Microelectronics at the Technische Universität Wien since 1988 and was Dean of the Faculty of Electrical Engineering and Information Technology from 1998 to 2005. Prof. Selberherr is internationally recognized for his research in microelectronics, particularly in the field of technology computer-aided design (TCAD), and works as a consultant for several international semiconductor companies.

Felix Ehrat, born in 1957, Swiss citizen. Member of the Supervisory Board since April 2004. Current term of office until 2009. After completing law studies with the Dr.jur. and LL.M. degrees, Felix Ehrat joined the Bär & Karrer law firm headquartered in Zurich. He was Managing Partner of the firm from 2000 to 2003 and has been Senior Partner since 2003. His positions include vice chairman of the Administrative Board of Charles Vögele Holding AG (Switzerland) and member of the Administrative Board of Carlo Gavazzi Holding AG (Switzerland); both are listed on the SIX Swiss Exchange.

Klaus Iffland, born in 1956, German citizen. Member of the Supervisory Board since March 2006, current term of office until 2009. Having graduated in Mechanical Engineering and Business Studies, Klaus Iffland held executive positions at Audi AG in production, development and purchasing, and was head of purchasing from 1996. Since 2002 he has held executive positions at Magna International, a leading worldwide automotive supplier, first as Management Board Member Magna Steyr Fahrzeugtechnik, then as President Intier Automotive Europe and Magna Closures. Since 2007 VP Purchasing at Magna International Europe and VP Procurement & Supply at Magna Steyr, since 2008 VP Global Purchasing Magna International Europe.

Johann Eitner (Employee Representative), born in 1957, Austrian citizen. Member of the Supervisory Board since July 1994. Re-elected in 2004, current term of office until 2009. Chairman of the Workers' Council and Employee Representative on the Supervisory Board since 1994. During his 32-year career, Johann Eitner has been employed as an electrician in various positions and, since 1984, as supervisor in the mask lithography department. He was trained as an electrician.

Günter Kneffel (Employee Representative), born in 1968, Austrian citizen. Member of the Supervisory Board since March 1999. Re-elected in 2004, current term of office until 2009. Since 1999, Chairman of the Employee Council and Employee Representative on the Supervisory Board. After completing his studies in RF Engineering and Electronics, Günter Kneffel gained more than 15 years of professional experience as a process engineer for photolithography.

Unless decided otherwise by the Shareholders' Meeting, members of the Supervisory Board are elected for the longest term possible in accordance with the Austrian Stock Corporation Act, i.e. until the end of the Shareholders' Meeting deciding on their discharge for the fourth business year after the election. To that purpose, the business year in which they were elected is not included in the calculation. The Articles of Association do not stipulate any staggering of the Supervisory Board members' term of office.

3.5 Internal Organization

3.5.1 Allocation of tasks in the Supervisory Board

The Management Board and the Supervisory Board have rules of procedure. The Supervisory Board has a chairman and a deputy chairman. The Supervisory Board can appoint one or more committees from its midst for the purpose of preparing its negotiations and resolutions or monitoring the implementation of its resolutions. The Supervisory Board of austriamicrosystems AG has formed the following three committees: Staff Committee, Financial Audit Committee and Emergency Committee.

3.5.2 Members list, tasks and area of responsibility for all committees of the Supervisory Board

– Staff Committee:

The Staff Committee is responsible for negotiating and passing resolutions on the relationship between the company and the members of the Management Board (pre-selection and nomination of members of the Management Board, preparation of appointments and dismissals, preparation of the employment contracts for members and determination of the remuneration for the Management Board, etc.). Guido Klestil (Chairman) and Siegfried Selberherr are members of this committee.

– Financial Audit Committee:

The Financial Audit Committee is in charge of examining the annual financial statements, the management report and the proposal on the appropriation of profits, preparing the reports to be submitted to the Shareholders' Meeting and discussing the audit report with the auditor. The members of this committee are Guido Klestil (Chairman), Felix Ehrat and Johann Eitner.

– Emergency Committee:

This committee was formed as part of the implementation of Rule 39 of the Austrian Corporate Governance Code (see section "Austrian Corporate Governance Code" at the end of this chapter). The Emergency Committee is set up to discuss the affairs of the Supervisory Board in case of imminent danger ("danger in delay") and, if the situation absolutely requires it, to decide on them. The members of this committee are Guido Klestil (Chairman), Siegfried Selberherr and Günter Kneffel.

3.5.3 Work methods of the Supervisory Board and its committees

The meetings of the Supervisory Board are presided over by the Chairman and, in his absence, by the Deputy Chairman. Resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Chairman's vote is decisive.

The Management Board generally attends the Supervisory Board's meetings. Unless the chairman of the meeting decides otherwise, the Management Board is merely granted an advisory vote. The Supervisory Board is entitled to request written reports on corporate affairs and managerial issues from the Management Board at any time.

A committee is entitled to adopt a resolution which is binding for the Supervisory Board only in cases where the committee has been granted such decision-making power by the Supervisory Board in advance. The Supervisory Board appoints a committee member as Committee Chairman and an additional committee member as the Chairman's deputy. Committee resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Committee Chairman's vote is decisive.

The Supervisory Board normally convenes five times a year. During the past year, the Supervisory Board convened a total of six times with each meeting lasting around four hours. The Financial Audit Committee convened twice and its meetings each lasted about two hours. The Staff Committee convened six times with each meeting lasting on average around two hours. The Emergency Committee convened once for about six hours.

3.6 Definition of Area of Responsibility

austriamicrosystems AG's Management Board acts on its own responsibility and is not subject to instructions from the shareholders or the Supervisory Board. Specific legal transactions individually listed in the Austrian Stock Corporation Act require approval by the Supervisory Board.

The Supervisory Board supervises the business conduct of the Management Board. The Management Board aligns the company's strategic orientation with the Supervisory Board and discusses the status of strategy implementation with the Supervisory Board at regular intervals.

3.7 Information and Control Instruments vis-à-vis the Management Board

The company possesses a Risk Management System and a Management Information System (MIS). Within the framework of the Risk Management System, recognizable risks in numerous areas of the company are regularly compiled and assessed. The major results are subsequently evaluated by the Management Board and brought to the attention of the Supervisory Board. The company's MIS compiles a multitude of performance indicators from various areas of the company as well as comprehensive financial information and promptly makes them available to Management as processed files in electronic form.

4 Management Board

4.1/4.2 Members of the Management Board, Other Activities and Vested Interests

Insofar as nothing to the contrary is mentioned below, no material activities or vested interests exist regarding the members of the Management Board.

John A. Heugle, MSc, born in 1958, US citizen. Chairman of the Management Board since April 2002. During his 25-year career, John A. Heugle worked in Europe, the United States and Asia and has been with austriamicrosystems AG since 2002. He has held a series of management positions in companies in the electronics and telecommunications sectors, such as Molex Inc., Stocko Metallwarenfabriken GmbH and Krone AG. John A. Heugle studied Metallurgical Engineering at the University of Oklahoma (Bachelor of Science) and Material Science at Northwestern University (Master of Science) in the United States.

Michael Wachsler-Markowitsch, born in 1968, Austrian citizen. Member of the Board responsible for finance since February 2004. Michael Wachsler-Markowitsch has been with austriamicrosystems AG since 2001, holding the position of Chief Financial Officer since 2003. In his more than ten-year career, he was finance director of Ahead Communications AG and worked as a consultant and auditor for international mandates at KPMG Austria. He has extensive experience in controlling, corporate finance and tax consultancy. Michael Wachsler-Markowitsch studied Business Administration at the Wirtschaftsuniversität Wien (Magister) and founded Dynaconsult GmbH, an IT consulting firm, during the same period. He is member of the Management Board of the Styrian Federation of Industry and heads the representative body for the electrical and electronics industries at the Styrian Chamber of Commerce.

4.3 Management Contracts

There are currently no management contracts.

5 Compensation, Shareholdings and Loans

5.1 Content and Method of Determining Compensation and Share Ownership Programs

The Shareholders' Meeting is in charge of determining the remuneration of the company's Supervisory Board. A shareholder may submit a proposal for resolution to the Shareholders' Meeting.

The remuneration and share ownership programs of the individual Management Board members are determined annually by the Supervisory Board's Staff Committee. The Supervisory Board is not informed separately about the developments in this process. The Management Board members do not have a right to attend the Staff Committee meetings. External advisers are not consulted.

The amount of the variable part of the remuneration is determined according to the fulfillment of annually determined performance targets for the members of the Management Board. This is based solely on the level of achievement of the budget for the relevant business year in terms of sales and earnings with the achievement of budget taken into account at 50% each for sales and earnings.

The determination of the annual compensation includes an external benchmarking of the remuneration and remuneration structure with comparable positions in selected sectors on a national basis.

Further details are given in the Notes to the Consolidated Financial Statements under item 26. In the period under review, the variable part of the remuneration was 0% of the basic remuneration for the CEO and 0% of the basic remuneration for the Management Board in total.

5.2 Transparency in Compensation, Shareholdings and Loans for Issuers Based Abroad

Regarding compensation for acting Board members, further details are given in the Notes to the Consolidated Financial Statements under item 26.

Retired Board members were not granted any termination pay. In the year under review, former Board members were not granted any compensation.

6 Shareholders' Right of Participation

6.1 Voting Rights and Representation Restrictions

All shareholders of austriamicrosystems AG hold common bearer shares. Every share entitles its bearer to one vote at the Shareholders' Meeting. There are no voting right restrictions. Voting by proxy is only possible with a written power of attorney which remains with the company.

6.2 Statutory Quorums

The resolutions passed by the Shareholders' Meeting require the majority of the votes cast (simple majority) insofar as the Austrian Stock Corporation Act or the Articles of Association do not foresee a larger majority or additional requirements. austriamicrosystems AG's Articles of Association do not call for a higher number of votes than those required by the Austrian Stock Corporation Act.

6.3 Convocation of the Shareholders' Meeting

Pursuant to the Austrian Stock Corporation Act, the Shareholders' Meeting is convened by the Management Board. In accordance with the company's Articles of Association, the Shareholders' Meeting shall be convened at least 20 days prior to the appointed date. The convocation is published in the "Wiener Zeitung" and announced in the Swiss daily press.

6.4 Agenda

In compliance with the Austrian Stock Corporation Act, the agenda of the Shareholders' Meeting is published in connection with the convocation of said meeting. In any case, the agenda must be disclosed at least seven days prior to the day on which the shares must be deposited for participating in the Shareholders' Meeting. Should the passing of a certain resolution require a qualified majority, this resolution must be disclosed 14 days prior to the day of the Shareholders' Meeting. A minority of 5% of the ordinary capital may demand that the agenda of a previously convened Shareholders' Meeting be supplemented, but only in case the request is filed early enough so that the above-mentioned time limits can be complied with.

6.5 Inscriptions into the Share Register

The company only has bearer shares outstanding and therefore does not keep a share register.

7 Changes of Control and Defense Measures

7.1 Duty to Make an Offer

Since austriamicrosystems AG is an Austrian corporation listed in Switzerland, the regulations of the Swiss Federal Law on Securities Exchanges and Securities Trading regarding offer obligations do not apply. Furthermore, the regulations of Austrian takeover law relating to offer obligations do not apply to austriamicrosystems AG. The Articles of Association of austriamicrosystems AG do not contain any provisions regarding offer obligations.

7.2 Clauses on Change of Control

There are no change of control clauses.

8 Auditors

8.1 Duration of the Mandate and Term of Office of the Lead Auditor

The existing auditing mandate was assumed by KPMG Alpen-Treuhand GmbH, now KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, in 2005. Its election as auditor for the year under review was confirmed at the Shareholders' Meeting on March 27, 2008. The chief auditor, Helmut Kerschbaumer, who is responsible for this mandate, took office in 2005.

8.2 Auditing Fees

The auditing firm charged auditing fees amounting to EUR 69,000 during the year under review.

8.3 Additional Fees

The auditing firm charged fees for additional consulting services amounting to EUR 36,382.06 during the year under review.

8.4 Supervisory and Control Instruments pertaining to the Audit

The auditor reports regularly to the Supervisory Board's Financial Audit Committee both orally and in writing. In the period under review, the auditor attended one Supervisory Board meeting and two Financial Audit Committee meetings. The auditor is monitored and evaluated by the Supervisory Board's Financial Audit Committee at regular intervals. The auditor is selected on the basis of a tendering process that takes a catalog of criteria into account. The auditor's remuneration is checked regularly against prevailing market fees. The lead auditor for the company rotates every five years.

9 Information Policy

austriamicrosystems AG is committed to an open and transparent information policy towards the stakeholders.

All important information on the development of business and the share price (reports, financial calendar and share price data) is available on the company website www.austriamicrosystems.com under the "Investor" tab.

The company's ad-hoc publications are available at www.austriamicrosystems.com/eng/Investor/Financial-News/Ad-hoc and can be subscribed at www.austriamicrosystems.com/eng/Investor/Investor-Contact/Subscribe.

Share price influencing events are published promptly through the media and on the website. austriamicrosystems AG issues quarterly reports regarding the development of its business. The publications are made available in electronic form. The Annual Report can also be obtained in a printed version. For the company's contact details, refer to the publishing information at the end of this Annual Report.

Austrian Corporate Governance Code

As an Austrian stock company, austriamicrosystems AG has committed itself to complying with the Austrian Corporate Governance Code in a declaration of commitment. This code represents a voluntary commitment of companies to the principles of transparent corporate governance and contains corresponding recommendations. The code is available on the internet in electronic form at www.corporate-governance.at.

However, since austriamicrosystems AG is not listed in Austria, it has – in compliance with the principle of the Preamble of the Austrian Corporate Governance Code – in its declaration of commitment exempted itself from those guidelines of the Austrian Corporate Governance Code which are based on the provisions of the Austrian Stock Corporation Act or closely associated with it. Furthermore, austriamicrosystems AG has stated the following additional deviations from the recommendations of the Austrian Corporate Governance Code in its declaration of commitment:

- Rule 38, 57: In the interest of ensuring the continuity of corporate management, the company does not consider the introduction of formal age limits for members of the Management Board and the Supervisory Board necessary. The issue is decided in individual cases by the Supervisory Board or the Shareholders' Meeting.
- Rule 54: The application of this rule cannot be determined by the company, since the Shareholders' Meeting decides on the composition of the Supervisory Board without any reservations.
- Rule 28: The resolution on stock option plans for the Management Board required by this rule is effected by the Supervisory Board's Staff Committee in the interest of a consistent remuneration policy for members of the Management Board.





Executive Bodies

Management Board

John A. Heugle (CEO)

Michael Wachsler-Markowitsch (CFO)

Supervisory Board

Guido Klestil (Chairman)

Siegfried Selberherr (Deputy Chairman)

Felix Ehrat

Klaus Iffland

Johann Eitner (Employee Representative)

Günter Kneffel (Employee Representative)





Contents

Financial Information

Group Management Report 2008

1 Overview of the economic environment and the past financial year

The worldwide semiconductor industry faced a severe crisis in the fourth quarter of 2008. After showing only slight growth of the global semiconductor market in 2007 of 3.2% from 248bn USD to 256bn USD semiconductors showed solid growth during the first three quarters of 2008. Further deterioration of the financial crisis also affected the real economy and negatively influenced the global semiconductor market which faced a drastic deterioration and contracted by 2.8% to 249bn USD. The relevant market segment for austriamicrosystems, analog semiconductors, encountered dramatic demand problems especially during the fourth quarter and decreased by nearly 2.2% to 35.6bn USD (previous year: 36.5bn USD)[1]. So for the second year in sequence the market showed a decline (2007: -1.3%). On a EUR basis the market contracted even more by over 9%.

austriamicrosystems was also affected by this worldwide development and experienced - against its expectations - a moderate decline in revenues of 4.8% compared to the previous year. Whereas the company revenues showed growth of more than 5% during the first three quarters of the year (if adjusted for currency effects by even more than 10%), the severe decline in business due to deterioration of markets during the fourth quarter this growth was severely hampered. This negative development was driven by the significant weakening of the USD versus the EUR over the course of the first nine months. As about half of the company's revenues are invoiced in USD, the unfavorable development of the currency exchange rate had a negative impact on full year revenues. The unprecedented rapid strengthening of the USD versus EUR during September and October followed by a repeated decline during December did not substantially change the situation. On a USD basis, however, the company realized even a growth of 2% for the full year and was able to gain further market share.

With a combination of newly introduced products and existing semiconductors austriamicrosystems was able to achieve further success in the market. At the same time the year 2008 showed a historic slump in customer demand during the fourth quarter due to the financial crisis and the resulting worldwide economic crisis. In the past financial year these factors were responsible for the negative development in revenues, operating result and net result compared to the previous year. Its clear positioning in the analog semiconductor sector, however, enabled austriamicrosystems to consolidate its position as a market-leading supplier of both high-performance standard and customized products

[1] Source: WSTS, Dec. 2008

in 2008. Focused on broadening its standard product portfolio and expanding its worldwide customer base the company was successful in its focus markets in the past year.

More than 25 years of experience in the analog segment together with a global presence give austriamicrosystems an edge over the competition. The company's customers appreciate its in-depth expertise in the development of analog semiconductors with low power consumption and very high accuracy. The company's worldwide sales and development network continues to open up the necessary opportunities to participate in the growth markets in Europe, Asia and North America and to return to growth in upcoming years.

austriamicrosystems started a cost cutting program as a consequence of the present global economic crisis which resulted in cutbacks in demand during the fourth quarter. After full consideration of other possibilities, the program includes also personnel reductions of nearly 70 employees on a worldwide basis.

A value driver in austriamicrosystems' corporate strategy is the focus on the development of platforms with derivative products in targeted focus segments. The development of standard product families on a common basis gives the company the opportunity to distribute the high development costs across a range of products and customers for related applications, thus achieving attractive contribution margins from higher volumes while at the same time reducing risks.

The Products business segment includes the Communications, Industry & Medical and Automotive markets. austriamicrosystems is excellently positioned with high performance products for power and lighting management in handheld devices and LCD displays as well as solutions for mobile entertainment. austriamicrosystems holds a worldwide leading position in lighting management for mobile handsets. With the broad product portfolio, which has been expanded in 2008, the company also supplies key customers like Nokia, the clear worldwide leader in the mobile handset market, and SonyEricsson. The company is also a leader in the market for LED-backlighting for larger LCD-screens with advantageous technical solutions. 'Mobile Entertainment' saw the launch of a new powerful product generation, but showed only moderate success. All in all in 2008 austriamicrosystems confirmed its strong position in differentiated solutions for the global communications market.

The Industry market area showed – despite the downswing at yearend – an appealing development for sensor interfaces and industrial automation in 2008. Especially magnetic rotary encoders continued to show strong market acceptance. The product portfolio was also significantly broadened with the introduction of a new family of linear encoders. austriamicrosystems has expanded its leading position with this product segment addressing a steadily expanding spectrum of applications.

Similarly, the Medical market area recorded another successful year. In the market of 'Digital Imaging' which comprises imaging applications such as computer tomography, digital X-ray and ultrasonic, austriamicrosystems delivered complex sensor interfaces to leading suppliers with long-term strategic partnerships. Major research projects were successfully continued. Portable medical devices for personal use were also important for the business in this market area.

The Automotive market area also showed a positive development in the first three quarters of the past year before the effects of the worldwide automobile crisis had a negative impact.
Sales were focused on complex sensor interfaces for security systems, entry systems and a solution for pedal position measurement in vehicles. In the new FlexRay market which is the upcoming standard for data bus systems in vehicles, austriamicrosystems increased its presence. Market interest for FlexRay solutions increased significantly in the past year and austriamicrosystems was able to strengthen its position in this area.

The Foundry business segment which provides manufacturing services for semiconductors designed by its customers is a one-stop shop, providing a full range of services from development support to final testing besides state-of-the-art manufacturing. Based on this concept, austriamicrosystems was able to expand its position as a leading analog foundry with focus on specialty processes.

In operations further production efficiency improvements were achieved in wafer manufacturing and test which were beneficial for the company's margin structure for the first three quarters. Until the fourth quarter the production capacity was fully utilized at a very high level. This is a result of austriamicrosystems' flexible production concept which allows, through a combination of own

production capacity and manufacturing partnerships flexible control of utilization.
The development and production partnership with IBM for a next generation innovative high voltage CMOS process technology progressed as expected. For the upcoming year the new process technology will be available for high performance power management applications.

2 Business results

2.1 Development of revenues



Industry & Medical 42%
Communications 26%
Full Service Foundry 16%
Automotive 16%

Revenues for the financial year 2008 showed a slight decline of 4.8% compared to 2007. Primarily responsible for this result was the development of the EUR/USD exchange rate especially in the first nine months of the year, since around half of the group's revenues are earned in USD and the slump in customer demand due to the worldwide economic crisis in the fourth quarter. Consolidated group revenues thus decreased to EUR 184.7m in 2008 (2007: EUR 193.9m).

The revenue breakdown by markets is as follows:

in millions of EUR	2008	2007	Change in %
Communications	47.9	48.4	-1%
Industry & Medical	78.4	81.7	-4%
Automotive	29.4	31.1	-5%
Full Service Foundry	29.0	32.7	-11%

The currency exchange rate development and the weakness in the Communications business also affected the distribution of revenues by regions. Whereas austriamicrosystems experienced stable revenues with new and existing customers in Europe, the Asia/Pacific region stayed slightly below and the USA dramatically below the previous year's revenues and behind expectations. The expansion of the sales and distribution network in this region enabled the acquisition of new customers and a stronger market penetration to allow this region to become a growth driver for austriamicrosystems again in the future.

The revenue breakdown by regions is as follows:

in millions of EUR	2008	2007	Change in %
EMEA	121.1	119.4	1%
Americas	22.0	29.3	-25%
Asia/Pacific	41.6	45.3	-8%

2.2 Orders received and order backlog

As of year-end, the total order backlog dropped by 28% from EUR 41.2m in 2007 to EUR 29.8m in 2008. As a result of the worldwide economic crisis orders booked also decreased by 5% from EUR 180.0m to EUR 171.6m due to the slump in the fourth quarter and to cautious ordering patterns on the part of nearly all market participants.

Development of revenues and orders:

in millions of EUR	2008	2007	Change in %
Revenues	184.7	193.9	-5%
Orders received	171.6	180.0	-5%
Total order backlog	29.8	41.2	-28%

2.3 Earnings

The gross profit on revenues decreased slightly to EUR 93.5m in 2008 compared with EUR 97.7m in the previous year. This decline is particularly due to the deterioration of revenues in the fourth quarter. The gross margin however climbed to 51% in 2008 over 50% the previous year due to full utilization of the capacity and a more favorable product mix especially during the first nine months of the year. The slight increase in Research and Development costs was driven mainly by new R&D projects and increasing personnel costs whereby the rising personnel costs accounted for the majority of the increase. Sales- and Administrative costs decreased by 5% due to foreign currency effects.

Due to the decrease in revenues and further increased costs in operating expenses the operating result (EBIT) decreased by EUR 3.0m to EUR 25.0m. Simultaneously with the decrease in EBIT, EBITDA (Earnings before interest and taxes plus depreciation) also decreased by EUR 1.7m to EUR 46.9m.

The significantly negative financial result for the year 2008 resulted from the appreciation of the USD versus the EUR during September/October 2008. All EUR/USD-hedging transactions were closed between EUR/USD 1.27 and 1.33.

Booking this negative result into the 2008 accounts enables austriamicrosystems to recognize future USD revenues on the basis of EUR/USD rates prevalent at the time of revenue realization. This represents a major advantage for the company, if the USD continues to appreciate compared to the EUR during the year of 2009. At the same time hedging for a weakening USD remains for exchange rates between EUR/USD 1.38 and 1.60 for the same transactions.

The utilization of certain historic write downs since 2005 substantially reduced the tax base in 2008 and resulted in a tax expense of EUR 0.3m. Furthermore, under IFRS, the utilization of additional tax loss carry forwards from the past will enable the deferred tax asset in the consolidated balance sheet to remain materially unchanged for the future. The net income showed a decrease to EUR 12.3m in 2008 from EUR 26.3m in 2007. The return on equity decreased accordingly from 13% to 6% and the return on revenues also sank from 14% to 7%.

Group Management Report 2008

in millions of EUR	2008	2007	Change in %
Gross profit on revenues	93.5	97.7	-4%
Gross margin	51%	50%	
EBITDA	46.9	48.6	-3%
Operating result (EBIT)	25.0	28.0	-11%
EBIT margin	14%	14%	
Financial result	-12.5	-0.9	-1,289%
Income before tax	12.6	27.1	-54%
Net income	12.3	26.3	-53%
Return on equity	6%	13%	
Return on revenues	7%	14%	

2.4 Assets and Financial Position

The balance sheet structure shows a high ratio of fixed to total assets, common to the semiconductor industry. The share of intangibles and property, plant and equipment in the total assets was 44% only a slight change from 47% in 2007. The investments in fixed assets affecting cash (capital expenditures) of EUR 14.4m were significantly below the current depreciation of EUR 22.8m. Investments affecting the cash to revenue ratio decreased from 19% in 2007 to 8% in 2008. The equity to fixed assets ratio reached 134% in the last year compared to 135% in the previous year.

The fixed assets include a deferred tax asset of EUR 30.9m (previous year: EUR 31.0m). Under the current tax legislation, these can be carried forward indefinitely but are expected to be used to offset income tax within the next five years.

Inventories amounted to EUR 63.0m at the end of 2008 (2007: EUR 49.1m). This strong increase resulted from higher capacity and the subsequent increase in unfinished goods in the production process as well as a build-up of minimum stock levels of finished goods for standard products reflecting the shorter order cycles of our customers. The high inventory position also reflects the dramatic decrease in revenues during the fourth quarter which was not already affected by a cut-back in production.

Trade receivables declined also due to the very weak fourth quarter. At the 2008 year end trade receivables amounted to EUR 37.0m (2007: EUR 56.0m).

The pay out of a high dividend in 2008 for 2007 recommended by our shareholders during the annual general meeting amounted to EUR 16.4m which could not be compensated by the net result. Therefore in 2008 the group's equity decreased by 3.0% to EUR 191.1m. As a result the equity ratio is 62%.

Over the same period, financial liabilities increased by EUR 11.7m from EUR 50.2m to EUR 61.9m. As of the balance sheet date net debt amounted to EUR 31.2m, which was 15% above the previous year's level of EUR 27.1m. Consequently, the debt to equity ratio increased to 32% from 25% in the previous year.

Assets (in millions of EUR)	2008	2007	Equity and liabilities (in millions of EUR)	2008	2007
Inventories	63.0	49.1	Financial liabilities	61.9	50.2
Trade receivables	37.0	56.0	Trade liabilities	18.1	21.4
Other current assets	34.1	29.3	Other liabilities	25.2	28.8
Fixed assets	142.4	146.0	Provisions	11.1	13.9
Deferred tax asset	30.9	31.0	Shareholders' equity	191.1	197.1
Total assets	**307.4**	**311.4**	**Total liabilities**	**307.4**	**311.4**

Group Management Report 2008

Assets
(in millions of EUR)


12%
11%
9%
46%
47%
10%
10%
2008
2007
Inventories
Trade receivables
Other current assets
Fixed assets
Deferred tax assets

Equity and liabilities
(in millions of EUR)


8%
4%
9%
4%
62%
63%
2008
2007
Financial liabilities
Trade liabilities
Other liabilities
Provisions
Shareholders' equity

	2008	2007
Equity ratio	62%	63%
Debt to equity ratio	32%	25%
Equity to fixed assets ratio	134%	135%

2.5 Cashflow

The operating cash flow developed positively and reached EUR 47.5m in 2008 compared to EUR 27.0m for the previous year. The increase resulted primarily from changes in working capital. The cash flow from investing activities was EUR -17.2m with expenses of EUR 14.4m for additions to intangible assets, property, plant and equipment (2007: EUR 36.0m). Of the cash flow from financing activities, EUR 21.6m was used to repay the long-term debt. The free cash flow amounted to EUR 30.3m.

The company's liquidity increased in 2008. Cash including short-term investments increased from EUR 23.1m at the end of 2007 to EUR 30.7m at the end of 2008.

in millions of EUR	2008	2007	Change in %
Operating cash flow	47.5	27.0	76%
Cash flow from investing activities	-17.2	-33.3	48%
Free cash flow	30.3	-6.3	580%
Cash flow from financing activities	-22.6	7.6	-397%
Cash and cash equivalents	26.9	19.1	41%

3 Research and development

austriamicrosystems' technological leadership in the design and manufacturing of analog ICs is based on intensive research and development work spanning over 25 years. In order to maintain this leading position, the company still invests in research and development significantly even in difficult years such as 2008 and despite the weakness in revenues (investments amounting to EUR 2.9m in 2008 and EUR 4m in 2007). Last year spending for research and development reached EUR 43.6m compared with EUR 43.2m in 2007. At the same time, the systematic implementation of the platform and derivative development methodology has allowed an unprecedented number of new standard products to be introduced.

austriamicrosystems succeeded in recruiting additional highly qualified and experienced employees in 2008 who are particularly important for research and development in the analog segment. On average the number of employees in research and development was 320 in 2008 (2007: 293). In the field of process technologies, research and ongoing development focus on specialty variants of CMOS and SiGe processes for high-voltage and high-frequency applications. The release of several advanced manufacturing processes supported the ongoing development of innovative products.

The research findings again allowed filing of a number of international patents and publication of numerous papers in international specialist journals and at trade conferences over the past financial year.

4 Purchasing and manufacturing

In purchasing, the rising price of electricity and an increase in costs for assembly services resulted in additional expenses which could nevertheless be offset to a large extent. On the whole, cost pressure in manufacturing remained high.

During the last year, production capacity was increased through additional semiconductor test equipment to safeguard the positive business development and position the company with a view to further growth. An average capacity utilization of nearly 100% was achieved across all manufacturing areas in 2008 (2007: nearly 100%). Due to the slump in demand for semiconductors resulting from the dramatic decline of the world economy it is assumed that production will be underutilized in 2009.

5 Employees

On average, the austriamicrosystems group had 1,129 employees in 2008 (2007: 1,071) of which 895 worked at the Unterpremstätten location (2007: 881). In the course of the worldwide crisis for the semiconductor industry, employees had to be laid-off to prepare the company's cost structure for future challenges.

austriamicrosystems recognizes its responsibility as one of the most important employers in the region. In 2008, the company again offered a broad range of internal and external training and development programs for all employee groups as well as providing additional apprenticeship training positions.

austriamicrosystems attempts to retain its employees over the long term with remuneration systems such as the stock option plan introduced in 2005. Despite the tense economic situation active internal corporate and employee communication as well as employee surveys are used to motivate and keep employees fully informed.

6 Environment

A responsible attitude towards the environment is a basic principle at austriamicrosystems. The company is dedicated to meeting the highest quality and ecological standards as well as making conservative use of resources and the environment. austriamicrosystems has been certified to ISO 14001:2004 and EMAS (Eco-Management and Audit Scheme), the European system for environmental management, for several years.

7 Subsidiaries and branch facilities

austriamicrosystems currently has subsidiaries in Switzerland, Italy, Germany, France, the United Kingdom, Spain, the USA, the Philippines, Japan and India. The subsidiaries in Switzerland, Italy, Spain, and the United Kingdom carry out development and sales activities, while the subsidiaries in Germany, France, the USA and Japan are only responsible for sales and technical support. The subsidiary in the Philippines was established in 2005 to increase capacity in testing. In 2008 a new design centre in Valencia Spain was established to work mainly on analog products for photovoltaic applications. Branch facilities exist in Hong Kong, Singapore, Korea, China, Taiwan and Malaysia focused on sales, application support and business development.

During the financial year a 25% share of New Scale Technologies, Inc., New York has been acquired. Based on its patented micro-motor technology, New Scale Technologies, Inc., New York invents, manufactures and sells miniature ultrasonic motors and integrated positioning systems.

8 Risk management

Operating on a global basis, the austriamicrosystems Group is exposed to a variety of risks that are inextricably linked to business activities. In order to identify, evaluate and counteract these risks in a timely manner, austriamicrosystems has developed and implemented tight internal risk management systems. This risk management system was implemented and benchmarked against best practices in conjunction with the company's auditors. The risk management process in place requires the business units to constantly monitor and evaluate risks. Regular risk reports are prepared for the management and Supervisory Boards. This ensures that major risks are identified and counteraction can be taken at an early stage.

Business interruption risk

The company's state-of-the-art 200mm manufacturing facility only went into operation in 2002, therefore the risk of breakdowns or prolonged downtime is relatively low. In addition, this risk is being further minimized by adopting a proactive approach to preventive maintenance. The business interruption risk is also insured for the replacement price and against loss of earnings for 18 months. austriamicrosystems' insurer, FM Global, has awarded the company – as one of a select few semiconductor manufacturers – the HPR (highly protected risk) status.

Financial risks

Risk management is handled centrally by the treasury department in accordance with guidelines issued by the management board. These detailed internal guidelines regulate responsibility and action parameters for the areas affected. The treasury department evaluates and hedges financial risks in close cooperation with the business units.

Receivables and credit risk

austriamicrosystems operates a strict credit policy. The creditworthiness of existing customers is constantly checked and new customers undergo a credit evaluation. Under austriamicrosystems' treasury and risk management policy, investments in liquid securities and transactions involving derivative financial instruments are only carried out with financial institutions that have high credit ratings. As of the balance sheet date there were no significant concentrations of credit risk.

Interest rate risk

Interest rate risk – the possible fluctuation in value of financial instruments due to changes in market interest rates – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the interest rate risk is reduced by fixed-interest borrowings. On the liability side, 14% of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (86%), 31% will be repaid over the next two years. The remaining floating rate borrowings undergo continual checks with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits and securities in current assets that are tied to the market interest rate.

Foreign exchange risk

Financial transactions in the semiconductor industry are predominantly carried out in US dollars. To hedge the currency risk, all transaction and conversion risks are constantly monitored. Within the group, cash flow streams in the same currency are offset (netting). Currency fluctuations during foreign currency transactions mainly concern the US dollar. In order to hedge the remaining receivables positions, the company employs derivative financial instruments to a certain extent. These instruments mainly involve forward exchange transactions, interest and currency options as well as interest and currency swaps. The use of derivative financial instruments and contracts to fix future exchange rates for foreign currency assets and liabilities substantially reduces the risk of changes in currency exchange rates for austriamicrosystems.
At the same time, due to the extreme volatility in the currency markets, it is not possible to engage in economically feasible efficient and low risk currency hedges.

Product liability and quality risk

The products manufactured by austriamicrosystems are integrated in complex electronic systems. Faults or functional defects in the products produced by austriamicrosystems may have a direct or indirect effect on the property, health or life of third parties. The company is not in a position to reduce or exclude its liability towards consumers or third parties in sales agreements. Every product that leaves the company undergoes several qualified checks regarding quality and function. In spite of quality control systems certified to ISO/TS 16949, ISO/TS 13485, ISO 9001 und ISO 14001, product defects may occur and possibly only show up after installation and use of the finished products. Although this risk has been appropriately insured, quality problems could negatively impact austriamicrosystems' assets, financial and earnings position.

Patent infringement risk
austriamicrosystems manufactures complex microchips using various process technologies, line widths and production facilities. Like industry competitors, the company constantly has to develop these technologies further. Should austriamicrosystems infringe any additional patents while consistently monitoring processes, production methods and design blocks protected under patent law as well as related comprehensive licensing, this may negatively impact the assets, financial and earnings position of the company as well as the austriamicrosystems share price.

9 Events after the Balance Sheet Date

No transactions had a significant effect on austriamicrosystems' financial position, assets or earnings after the closing of the fiscal year.

10 Outlook

In light of the worldwide economic and financial crisis and the weak outlook for the semiconductor industry, a low business volume and an under-utilization of production capacities are expected for 2009. Therefore the company anticipates declining earnings in the coming year. Market researchers expect a single digit percentage decline of the analog-segment's market volume in the worldwide semiconductor business in 2009.

For austriamicrosystems, this situation despite increased sales activities in important geographical markets creates an unfavorable environment for further short-term growth. Main growth areas for the company are key-accounts in Asia, Europe and the USA. Should the worldwide demand for semiconductors show a significantly weaker performance in 2009 than currently anticipated and the USD declines further, then the development of austriamicrosystems' business would be affected as well.

Several important market segments, such as medical devices, mobile communications and portable entertainment systems, the integration of high quality camera and multimedia functionalities into mobile handsets as well as control systems for renewable energy applications allow austriamicro-systems to expect ongoing meaningful mid-term growth. In these areas, austriamicrosystems is well positioned with innovative products and development projects. Further broadening of its international customer base should also play a significant role in the company's continuing success.

For 2009 austriamicrosystems does not anticipate an increase in revenues compared to the previous year. At the same time the company expects an under-utilization of production capacities, as well as an increase in personnel and energy costs, which will negatively affect gross profits and net earnings.

11 Other information

Regarding the information related to equity and investments according to § 243a Austrian Commercial Code please refer to the notes of the financial statements.

Unterpremstätten, January 30, 2009

John A. Heugle
CEO

Michael Wachsler-Markowitsch
CFO

Consolidated Income Statement acc. to IFRS

for the year ended December 31, 2008

in thousands of EUR (except earnings per share, which are in EUR)	Note	2008	2007
Revenues	1	184,699	193,925
Cost of sales		-91,246	-96,183
Gross profit		**93,453**	**97,742**
Research and development		-43,584	-43,153
Selling, general and administrative		-30,595	-32,208
Other operating income	2	7,457	6,415
Other operating expense	3	-1,311	-772
Result from investments in associates		-402	0
Result from operations		**25,018**	**28,025**
Net financing cost	4	-12,468	-860
Income before tax		**12,550**	**27,164**
Income tax expense	5	-270	-829
Net income		**12,281**	**26,335**
Basic earnings per share	22	1.13	2.42
Diluted earnings per share	22	1.12	2.41

II Consolidated Balance Sheet acc. to IFRS

as of December 31, 2008

in thousands of EUR	Note	Dec. 31, 2008	Dec. 31, 2007
Assets			
Cash and cash equivalents	6	26,851	19,138
Short-term investments	12	3,810	3,968
Trade receivables	7	37,049	55,974
Inventories	8	63,043	49,087
Other receivables and assets	9	3,427	6,226
Total current assets		**134,179**	**134,393**
Property, plant and equipment	10	128,570	136,211
Intangible assets	11	6,983	8,640
Investments in associates and financial investments	13	3,866	1
Deferred tax assets	14	30,863	30,953
Other long-term assets	12, 15	2,931	1,170
Total non-current assets		**173,213**	**176,975**
Total assets		**307,392**	**311,368**
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings	16	25,823	34,231
Trade liabilities		18,097	21,411
Provisions	17	11,133	13,900
Other liabilities	19	12,872	15,595
Total current liabilities		**67,925**	**85,137**
Interest-bearing loans and borrowings	16	36,042	15,940
Employee benefits	20	9,208	9,119
Deferred government grants	18	2,328	3,228
Other long term liabilities	19	812	820
Total non-current liabilities		**48,391**	**29,107**
Shareholders' equity			
Issued capital	21	26,698	26,697
Share premium	21	98,292	95,570
Treasury shares	21	-5,635	-703
Translation adjustment	21	141	-104
Retained earnings		71,580	75,664
Total shareholders' equity and reserves		**191,076**	**197,124**
Total liabilities and shareholders' equity		**307,392**	**311,368**

III Consolidated Statement of Cash Flows acc. to IFRS

for the year ended December 31, 2008

in thousands of EUR	Note	2008	2007
Operating activities			
Income before tax		12,550	27,164
Depreciation (net of government grants)	10, 11	22,785	21,465
Changes in employee benefits	20	89	412
Expense from stock option plan (acc. to IFRS 2)		2,708	2,196
Changes in other long-term liabilities		-908	-338
Gain/loss from sale of plant and equipment	2	0	62
Gain/loss from sale of investments and securities		0	-94
Result from investments in associates		402	0
Net financing cost		12,468	955
Changes in assets		6,187	-22,570
Changes in short-term operating liabilities and provisions		-8,725	-1,996
Tax payments		-27	-223
Cash flows from operating activities		**47,528**	**27,033**
Investing activities			
Acquisition of intangibles, property, plant and equipment		-14,414	-36,008
Acquisition of financial investments		-4,063	0
Proceeds from sale of plant and equipment		0	20
Proceeds from the sale of investments		75	1,241
Interest received		1,213	1,484
Cash flows from investing activities		**-17,189**	**-33,263**
Financing activities			
Proceeds from borrowings		33,362	20,252
Repayment of debt		-21,575	-10,229
Repayment of finance lease liabilities		-509	-799
Acquisition of treasury shares		-5,008	0
Interest paid		-2,287	-1,927
Loss from settlement of derivative financial instruments		-10,265	0
Dividends paid		-16,362	0
Changes resulting from capital increase		16	328
Cash flows from financing activities		**-22,627**	**7,626**
Net increase/decrease in cash and cash equivalents		7,713	1,396
Cash and cash equivalents at January 1		19,138	17,742
Cash and cash equivalents at December 31		**26,851**	**19,138**

IV Consolidated Statement of Changes in Shareholders' Equity acc. to IFRS

for the year ended December 31, 2008

in thousands of EUR	Issued capital	Additional paid-in capital	Treasury shares	Translation adjustment	Retained earnings	Total shareholders' equity
Total equity as of January 1, 2007	**26,662**	**93,080**	**-832**	**-141**	**49,421**	**168,191**
Net income	0	0	0	0	26,335	26,335
Translation adjustment	0	0	0	37	-92	-55
Share based payments	0	2,196	0	0	0	2,196
Subtotal	*0*	*2,196*	*0*	*37*	*-92*	*2,141*
Capital Increase	35	294	0	0	0	329
Purchase and sale of treasury shares	0	0	129	0	0	129
Total equity as of December 31, 2007	**26,697**	**95,570**	**-703**	**-104**	**75,664**	**197,124**
Net income	0	0	0	0	12,281	12,281
Translation adjustment	0	0	0	245	-3	242
Share based payments	0	2,708	0	0	0	2,708
Subtotal	*0*	*2,708*	*0*	*245*	*-3*	*2,950*
Dividends paid	0	0	0	0	-16,362	-16,362
Capital increase	2	14	0	0	0	16
Purchase and sale of treasury shares	0	0	-4,933	0	0	-4,933
Total equity as of December 31, 2008	**26,698**	**98,292**	**-5,635**	**141**	**71,580**	**191,076**

An amount of EUR 204 thousand (2007: EUR 0 thousand) recognized within translation adjustment is related to the currency translation of investments in associates.

V Notes to the Consolidated Financial Statements acc. to IFRS
as of and for the year ended December 31, 2008

Significant accounting policies

austriamicrosystems AG ("the Company") is a company located in 8141 Unterpremstätten, Austria. The Company is a global leader in the design, manufacture and sale of high performance analog and analog intensive mixed signal integrated circuits tailored to meet specific customer applications. The consolidated financial statements for the year ended December 31, 2008 represent the parent company austriamicrosystems AG and its subsidiaries (together referred to as the "Group").

On January 30, 2009 the consolidated financial statements 2008 were completed and released to the Supervisory Board for approval.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with all obligatory International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Interpretations Committee to be applied in 2008. Furthermore this report is in accordance with all International Financial Reporting Standards to be applied in the European Union.

No premature application takes place for:

- IAS 1 "Presentation of Financial Statements" (changes of this standard mandatory to be applied from January 1, 2009 onwards, endorsed by the European Union)
- IFRS 1 "First-time Adoption of International Financial Reporting Standards" (changes of this standard mandatory to be applied from January 1, 2009 onwards, endorsed by the European Union)
- IFRS 2 "Share-based payment" (changes of this standard mandatory to be applied from January 1, 2009 onwards, endorsed by the European Union)
- IFRS 3 "Business Combinations" (changes of this standard mandatory to be applied from July 1, 2009 onwards, not yet endorsed by the European Union)
- IFRS 8 "Operating Segments" (mandatory to be applied from January 1, 2009 onwards, endorsed by the European Union)
- IAS 23 "Borrowing Costs" (changes of this standard mandatory to be applied from January 1, 2009 onwards, endorsed by the European Union)
- IAS 27 "Consolidated and Separate Financial Statements" (changes of this standard mandatory to be applied from January 1, 2009 onwards, not yet endorsed by the European Union)
- IAS 32 "Financial Instruments: Presentation" (changes of this standard mandatory to be applied from January 1 , 2009 onwards, endorsed by the European Union)

An early application would have led to changes in the presentation of financial statements and the notes of the year 2008.

(b) Basis of preparation

The financial statements are presented in EUR and rounded to the nearest thousand. The use of automated calculation systems may lead to rounding differences in totals of rounded amounts and percentages. They are prepared on a historical cost basis except for derivative financial instruments, investments and securities, which are stated at their fair value.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are all operative enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in an identical manner as unrealized gains, but only to the extent that there is no evidence of impairment.

(iii) Investments in associates

Investments in associates are accounted for using the equity method if the company has a significant influence on the investee (associate) and if this is material to present a true and fair view of the financial statements.

For investments in associates the same equity consolidation principles apply as for subsidiaries. Local accounting policies remain applied if the deviations are not material.

During the business year 2008 a 25% share of New Scale Technologies, Inc., New York has been acquired (carrying amount as per December 31, 2008: EUR 3,866 thousand), and is accounted for using the equity method.

(d) Foreign currency

(i) Foreign currency transactions

The functional currency of the Company is the EUR. Transactions in foreign currencies are translated into EUR at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into EUR at the foreign exchange rate prevailing at that date and provided from the ECB. Foreign exchange differences arising on translation are recognized in the income statement. Amounts recognized in the income statement were a gain of EUR 3.313 thousand in 2008 and a gain of EUR 532 thousand in 2007.

(ii) Financial statements of economic independent foreign entities

The functional currency of the entities domiciled outside the EUR zone is their respective domestic currency. Accordingly, the assets and liabilities of these entities are translated into EUR at the medium foreign exchange rates prevailing at the balance sheet date. Revenues and expense of foreign entities are translated into EUR at the average foreign exchange rates of the year. Resulting differences are recognized directly within equity.

(e) Derivative financial instruments and hedging instruments

The Group uses interest rate swaps, cross currency swaps, options and forward exchange contracts to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities and to optimize the financial result.
Derivative financial instruments are initially recognized at cost (equals fair value). Subsequent to initial recognition, derivative financial instruments are stated at fair value.
The fair value of such derivative financial instruments is the estimated amount that the Group would receive or pay to settle such derivative financial instruments at the balance sheet date, taking into account current interest rates and the current creditworthiness of such derivative financial instruments counter parties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

(f) Hedging

As not all of the criteria for hedge accounting outlined in IAS 39 are met, all changes in the fair value of derivative financial instruments are recognized in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)) and net of related government grants. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)). Lease payments are accounted for in accordance with accounting policy (t).

(iii) Subsequent expenditures

Expenditure incurred to replace a component of an item of property, plant and/or equipment that is accounted for separately, including major inspection and overhaul costs, is capitalized. Other subsequent expenditures are capitalized only when the future economic benefits embodied in the item of property, plant and equipment increases. All other expenditures are recognized in the income statement as an expense when incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. Land is not depreciated. The estimated useful life is as follows:

Buildings	25 – 33 years
Plants, technical equipment and machines	5 – 12 years
Other equipment	4 – 10 years

Due to the application of the cost of sales method the annual depreciation is distributed over all cost positions.

(h) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred and are recognized under expenses for Research and Development.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The company has not capitalized any expenditure on research and development activities within this position.

(ii) Intangible assets acquired by the Group

Intangible assets, which are acquired by the Group, are stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy (m)).

(iii) Subsequent expenditures

Subsequent expenditures on capitalized intangible assets are capitalized only when the future economic benefits embodied in the specific asset to which it relates increases. All other expenditures are expensed when incurred.

(iv) Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful economic life of the assets. The estimated useful life is from 3 – 10 years. Due to the application of the cost of sales method the annual depreciation is distributed over all cost positions. All intangible assets have a limited useful economic life.

(i) Investments in securities and in associates

Investments in securities held by the Group and classified as available-for-sale are stated at fair value, with any resultant gain or loss recognized in the equity. Investments in securities held for trade whose performance is continuously monitored are stated at fair value with any resultant gain or loss recognized in the income statement. Held-to-maturity-Investments are stated at cost less accumulated depreciation with any resultant gain or loss recognized in the annual result. The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date. Investments in securities are recorded at the transaction date.
As per December 31, 2008 the group holds only investments in securities which are recognized at fair value through profit and loss (compound contract with embedded derivative).

Investments in associates are accounted for using the equity method. The share of profits/losses of an associate and fair value adjustments for depreciable assets are recognized within the operating result.

(j) Trade and other receivables

Trade and other receivables are initially stated at cost at their transaction date and subsequently stated less impairment losses (refer to accounting policy m).

(k) Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

The cost of inventories is based on the moving average price principle and includes expenditures incurred in their acquisition as well as bringing them to their existing location and condition. For manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits at banks.

(m) Impairment

The carrying amounts of the Group's assets, other than inventories (refer to accounting policy (k)) and deferred tax assets (refer to accounting policy (u)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.
An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of the Group's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows.

The recoverable amount of assets is the higher of their fair value less transaction costs and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss on available-for-sale investments or receivables is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n) Dividends

Dividends are recognized as a liability in the period in which they are resolved.

(o) Interest-bearing borrowings

Interest-bearing borrowings are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the borrowing period on an effective interest basis.

(p) Employee benefits

(i) Defined benefit plans

According to Austrian labor regulations, employees who joined the Company prior to December 31, 2002, are entitled to receive severance payments equal to a multiple of their monthly compensation, which comprises fixed plus variable amounts such as overtime and bonus payments. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation.
The obligation for such severance payments is measured using the projected unit credit method. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of the Group's obligations. All actuarial gains and losses are recognized immediately.

(ii) Defined contribution plans

For all employees who entered into an employment contract after December 31, 2002, the Company is obliged to contribute 1.53 % of their monthly remuneration to an employee benefit fund. There is no additional obligation for the Company. Therefore, this plan constitutes a defined contribution plan. Contributions are recognized as an expense in the income statement as incurred. These amounts are paid in cash to authorities; the company's obligations are therefore fully funded.

(iii) Other long-term employee benefits

All employees are eligible for long-term service benefits. Under this plan, eligible employees receive a cash payment after a specified service period. This payment equals one to three months salary, depending on the number of years of service. The amount recognized as a liability from this compensation is measured using the projected unit credit method. Actuarial assumptions are identical to those applied for defined benefit plans. All actuarial gains and losses are recognized immediately.

(iv) Stock Option Plan

In 2002 the Supervisory Board approved a Stock Option Plan ("SOP 2002") for the purposes of providing 142,500 stock options to key employees. The maximum number of Options for issuance was later reduced to 76,500. After the share split in 2004 (1:3) this number now is 229,500. One Option entitles the holder to receive one share of the Company at a strike price of EUR 6.00 (EUR 18.00 before share split) per share. On the first day of issue 33% of the Options may be exercised, 33% one year later and 34% after two years.

Due to the resolution of the SOP 2002 before coming into force of IFRS 2 the plan is not subject to this standard.

The purpose of the SOP 2002 was the increase of motivation of key people in connection with the economic situation of the Company in 2002 and the intended IPO. The Company has concluded an agreement with its major shareholder (former parent), AMS Holding S.à.r.l., under which the issued Options are provided to the Company at the strike price. In 2006 these shares were bought by the Company for a strike price of EUR 6.00 to cover the obligations from SOP 2002.

The shareholders approved a further Stock Option Plan (SOP 2005) in the annual general meeting on May 19, 2005.

Within the SOP 2005 a total of 990,000 Options of no-par-value shares may be issued over 4 years. This reflects 9% of the issued capital at the time of approval. The SOP 2005 is administered by the SOP Committee. The Committee may define terms for allocation and exercise of the Options. It is envisaged to grant the Options during a 4-year-program. One Option entitles the holder to receive one no-par-value share of the Company. The Options may be exercised during each of the next succeeding five years on the first, second, third, fourth and fifth anniversary of the grant date to the maximum extent of twenty percent (20%) of the total number of shares covered thereby (vesting period). The strike price for each tranche will be defined based on a 3 month average price of the austriamicrosystems Share prior to the grant date with a further 25% discount taken from that price. All granted options under the SOP 2005 must be exercised prior to June 30, 2015.

The main basis data of the granted options according to the Stock Option Plan 2005 structures as follows:

Valuation of Options (weighted average)		2008	2007
Market price at granting	in EUR	23.81	53.19
Term of options	in years	7	8
Risk-free interest rate	in %	3.92	4.09
Expected volatility	in %	28.15	22.54
Present value of Option	in EUR	4.31	18.89

Other disbursement criteria, e.g. inclusion of a market condition for the validation of the present value, are not applicable.

The Options developed in the fiscal years 2008 and 2007 as follows:
In 2008 273,588 Options (SOP 2005) were granted to 452 employees (2007: 250,844 Options to 408 employees).

The options granted to the employees of austriamicrosystems according to the Stock Option Plan 2005 were valued with the present value at granting. The so determined value of the Options will be spread over the period until vesting.

The Options were valued based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgment. The expected volatilities were extrapolated from the historical stock-exchange price of the austriamicrosystems share (source: Bloomberg). This can result in a difference between the figures shown here and values subsequently realised on the marketplace.

In the fiscal years 2008 and 2007 the options developed as follows:

SOP 2005	2008		2007	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	692,933	26.82	469,936	28.56
Granted during the period	273,588	18.45	250,844	37.87
Forfeited during the period	27,990	29.42	13,572	31.25
Exercised during the period	770	21.51	14,275	24.05
Expired during the period	0	-	0	-
Outstanding at the end of the period	937,761	28.10	692,933	31.96
Exercisable at the end of the period	269,931	29.47	123,101	26.82
Weighted average share price at the date of exercise (in EUR)	24.25		43.20	
Range of exercise prices (in EUR)	11.65 – 38.43		21.51 – 38.43	
Remaining contractual life	to June 30, 2015		to June 30, 2015	

SOP 2002	2008		2007	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	88,393	6.00	109,887	6.00
Granted during the period	0	-	0	-
Forfeited during the period	0	-	0	-
Exercised during the period	12,500	6.00	21,494	6.00
Expired during the period	0	-	0	-
Outstanding at the end of the period	75,893	6.00	88,393	6.00
Exercisable at the end of the period	75,893	6.00	88,393	6.00
Weighted average share price at the date of exercise (in EUR)	21.93		46.29	
Range of exercise prices (in EUR)	6.00		6.00	
Remaining contractual life	to January 1, 2012		to January 1, 2012	

(q) Provisions

A provision is recognized on the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

(ii) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(r) Trade and other payables

Trade and other payables are stated at compounded historical cost.

(s) Revenue

(i) Goods sold and services rendered

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

For certain sales transactions, the buyer requests the Company to delay physical delivery of the goods sold ("Bill and hold Sales"). In such cases, revenue is recognized if the following applies: the buyer takes title to the goods, it is probable that delivery will be made, the item is on hand, identified and ready for delivery, the buyer specifically acknowledges the deferred delivery instructions and the usual payment terms apply.

(ii) Government grants

A government grant is initially recognized in the balance sheet when there is reasonable assurance that it will be received and that the Group will comply with the underlying conditions. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the initial cost of an asset and recognized in the income statement as reduced depreciation on a systematic basis over the useful life of the asset.

In 2002, the Austrian Government introduced a specific grant (valid until 2004) based on the increase of capital expenditures made during a business year in comparison to the average investments of the three previous years. This grant was paid in 2003 through a credit to the Company's income tax account and is presented on the balance sheet as deferred income. The recognition of this income as other operating income is according to the related depreciation and impairment charges, if any, of the underlying capital expenditures.

(t) Expense

(i) Operating lease payments

Payments made under operating leases are recognized in the income statement in the period they occur.

(ii) Net financing cost

Net financing costs comprise interest payable on borrowings, interest receivable on funds invested and dividend income, foreign exchange gains and losses, and gains and losses on derivative financial instruments related to financing activities.

Interest income is recognized in the income statement as it accrues, taking into account the asset's effective yield. Dividend income is recognized in the income statement on the date that the dividend is declared.

Cost of debt are not capitalized but expensed as they incurred.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing cost. The interest expense component of finance lease payments is recognized in the income statement using the effective interest method.

(u) Income tax

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in this case it is recognized in equity.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for IFRS financial reporting purposes and the amounts used for tax purposes as well as for tax assets existing at the balance sheet date. Deferred tax assets and liabilities for temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future are not recognized. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is not probable that the related tax benefit will be realised.
Under current Austrian corporate tax law tax losses can be carried forward for an unlimited period of time.

1 Segment reporting and revenues

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other"). The "Products" segment includes the design and distribution of custom Integrated Circuits (ICs), known as Applications Specific Integrated Circuits (ASICs), Application Specific Standard Products (ASSPs) and Standard Linear ICs to a variety of customers. These customers are mainly in the Communications, Industrial, Medical, and Automotive markets. Under the "Foundry & Other" segment manufacturing for the "Products" segment as well as for third party foundry customers is shown. The secondary reporting format is structured by the three regions in that sales occur:
"EMEA" (including Europe, Middle East, Africa), "Asia/Pacific" and "Americas".

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise items included in net financing cost. The Group does not record liabilities by segment. Therefore, liabilities are not allocated to segments.

Inter-segment pricing is determined on cost basis.

Segment capital expenditure is the total cost incurred (net of government grants) during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical billing location of customers. Segment assets are based on the geographical location of the assets.

Business segments

	Products		Foundry & Other		Eliminations		Consolidated	
in thousands of EUR	2008	2007	2008	2007	2008	2007	2008	2007
Revenue from external customers	155,701	161,203	28,997	32,722			184,699	193,925
Inter-segment revenue			62,050	65,012	-62,050	-65,012	0	0
Total revenue	**155,701**	**161,203**	**91,047**	**97,734**	**-62,050**	**-65,012**	**184,699**	**193,925**
EBIT (profit/loss from operations)	**31,440**	**36,314**	**-6,422**	**-8,289**			**25,018**	**28,025**
Net financing cost							-12,468	-860
Income tax expense							-270	-829
Net profit for the year							**12,281**	**26,335**
Segment assets	37,808	53,243	269,584	258,124			**307,392**	**311,368**
Capital expenditure (net of government grants)	1,636	2,754	11,893	18,251			**13,529**	**21,005**
Depreciation (net of government grants)	1,267	1,044	21,518	20,422			**22,785**	**21,465**

Geographical segments

	EMEA		Americas		Asia/Pacific		Consolidated	
in thousands of EUR	2008	2007	2008	2007	2008	2007	2008	2007
Revenue from external customers	121,148	119,372	22,000	29,275	41,550	45,278	**184,699**	**193,925**
Segment assets	305,874	310.182	72	463	1,446	722	**307,392**	**311,368**
Capital expenditure (net of government grants)	12,794	20,813	0	0	735	191	**13,529**	**21,005**

Revenues by operation

in thousands of EUR	2008	2007
Revenues from production	172,821	178,840
Revenues from research and development projects	11,878	15,085
	184,699	**193,925**
Thereof revenues from bill & hold transactions	9,071	14,181

2 Other operating income

in thousands of EUR	2008	2007
Government grants related to R&D expenses	6,109	5,114
Amortization of government grants related to assets	900	900
Reversal of bad debt reserve	49	75
Insurance refunds	33	42
Deferred income from IT-Outsourcing	0	24
Gain from disposal of assets	0	6
Other	367	254
	7,457	**6,415**

3 Other operating expense

in thousands of EUR	2008	2007
Allowance for bad debts	1,134	569
Expenses for monetary transactions	177	121
Other	0	82
	1,311	**772**

4 Net financing cost

in thousands of EUR	2008	2007
Interest expense	2,286	1,872
Interest income	-1,250	-1,377
Available-for-sale investments		
Gain on disposal	0	-58
Loans		
Revaluation to fair value	589	0
Derivative financial instruments		
Revaluation to fair value	577	423
Loss from settlement of derivative financial instruments	10,265	0
	12,468	**860**

5 Income tax expense

Recognized in the income statement

in thousands of EUR	2008	2007
Current tax expense:		
Current year	-160	-802
Under/(over) provided in prior years	-20	-27
	-180	**-829**
Deferred tax expense/benefit:		
Origination and reversal of temporary differences	-3,728	-7,665
Effect of first time recognition of tax benefits	3,638	7,665
	-90	**0**
Total income tax expense in income statement	**-270**	**-829**
Reconciliation of effective tax expense		
Income before tax	12,550	27,164
Income tax using the domestic corporation tax rate (25%)	-3,138	-6,791
Effect of tax rates in foreign jurisdictions (rates decreased)	-23	7
Non-deductible expenses / tax benefits	-56	-60
Tax incentives (mainly related to R&D)	993	923
Effect of first time recognition of tax benefits	3,638	7,665
Effect of not recognized tax losses	-1,664	-2,546
Under/over provided in prior years	-20	-27
	-270	**-829**
Deferred tax credit recognized directly in equity		
Relating to net loss not recognized in income statement	0	0

Deferred tax assets are recognized for all temporary differences and tax losses carry forwards only to the extent a consumption is probable within a foreseeable period. Therefore approximately EUR 16,000 thousand are not recognized in the balance sheet.

6 Cash and cash equivalents

in thousands of EUR	2008	2007
Bank deposits	26,844	19,132
Cash on hand	7	6
	26,851	**19,138**

7 Trade receivables

Trade receivables, net

in thousands of EUR	2008	2007
Trade receivables gross	37,359	56,233
Allowance for bad debt	-310	-259
	37,049	**55,974**
Allowance for bad debt developed as follows:		
Balance at the beginning of the period	259	182
Consumptions during the year	-2	-14
Reversals during the year	-47	-61
Additions during the year	100	152
Balance at the end of the period	**310**	**259**

Trade receivables by regions

in thousands of EUR	2008	2007
EMEA	22,744	33,948
Americas	3,206	7,463
Asia/Pacific	11,098	14,563
	37,049	**55,974**

Concentration sheet of credit risks:

On the balance date of Dec. 31, 2008 no trade receivable attributable to a single customer exceeded 5% of all trade receivables. In 2007 no trade receivable attributable to a single customer exceeded 5% of all trade receivables.

Ageing analysis for trade receivables

	2008		2007	
in thousands of EUR	Receivables Gross	Impairment	Receivables Gross	Impairment
Receivables more than 30 days overdue and not impaired	5,345		1,097	
Receivables more than 30 day overdue and impaired	310	310	259	259
Receivables not overdue or less than 30 days overdue and not impaired	31,703		54,877	
Receivables not overdue or less than 30 days overdue and impaired	0		0	
Total trade receivables not adjusted	**37,359**	**310**	**56,233**	**259**

The impairment for "receivables more than 30 days overdue and impaired" comprises a collective impairment assessment amounting to EUR 180 thousand. For not overdue receivables not collected before the balance sheet date and which were not impaired, no evidence for a possible bad debt loss was existent at the balance sheet date.

8 Inventories

in thousands of EUR	2008	2007
Unfinished goods	40,386	31,604
Finished goods	15,117	11,230
Raw materials and supplies	5,969	5,221
Work in progress	1,570	1,032
	63,043	**49,087**

Inventories stated at net realisable value were EUR 3,565 thousand as per December 31, 2008 and EUR 2,062 thousand as per December 31, 2007 respectively.
The valuation allowance from inventories amounts to EUR 8,053 thousand as of December 31, 2008 and to EUR 6,869 thousand as of December 31, 2007 respectively.
The amount of inventories recognized as an expense amounts to EUR 48,583 thousand in 2008 and EUR 58,453 thousand in 2007 respectively.
Since the result of work in progress (research and development contracts) cannot be estimated reliably, all costs incurred are recognized as R&D expenses. Accruals for onerous contracts are being made if necessary.

9 Other receivables and assets

in thousands of EUR	2008	2007
Government grants related to R&D expenses	1,452	2,051
Amounts due from tax authorities	602	1,045
Prepaid expenses	602	212
Deferred interests	212	175
Derivative financial instruments at fair value	154	29
Prepayments for acquisitions	0	2,084
Other	405	630
	3,427	**6,226**

All other receivables and assets are neither overdue nor impaired. For details to derivative financial instruments please refer to Pt. 23.

10 Property, plant and equipment

in thousands of EUR	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2008	**70,220**	**309,434**	**23,883**	**3,676**	**-28,807**	**378,405**
Effect of movements in foreign exchange	0	0	-39	0	0	-39
Additions	411	9,522	1,930	222	0	12,085
Transfers	35	2,520	0	-2,554	0	0
Disposals	0	0	-4,030	0	130	-3,899
Balance at December 31, 2008	**70,665**	**321,476**	**21,744**	**1,343**	**-28,677**	**386,551**
Depreciation and impairment losses						
Balance at January 1, 2008	**38,916**	**202,595**	**20,073**	**0**	**-19,391**	**242,194**
Effect of movements in foreign exchange	0	0	-4	0	0	-4
Depreciation charge for the year	1,561	18,144	1,406	0	-1,427	19,685
Disposals during the year	0	0	-4,024	0	130	-3,893
Balance at December 31, 2008	**40,477**	**220,740**	**17,452**	**0**	**-20,688**	**257,981**
Carrying amount						
At January 1, 2008	**31,303**	**106,839**	**3,809**	**3,676**	**-9,417**	**136,211**
At December 31, 2008	**30,188**	**100,736**	**4,292**	**1,343**	**-7,990**	**128,570**

in thousands of EUR	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2007	**64,817**	**280,613**	**22,097**	**24,466**	**-28,808**	**363,186**
Effect of movements in foreign exchange	0	0	10	0	0	10
Additions	3,108	10,915	1,930	2,707	0	18,660
Transfers	2,414	20,618	0	-23,497	0	-465
Disposals	-119	-2,713	-154	0	0	-2,986
Balance at December 31, 2007	**70,220**	**309,434**	**23,883**	**3,676**	**-28,807**	**378,405**
Depreciation and impairment losses						
Balance at January 1, 2007	**37,506**	**188,924**	**18,879**	**0**	**-17,947**	**227,361**
Effect of movements in foreign exchange	0	0	-4	0	0	-4
Depreciation charge for the year	1,439	16,384	1,341	0	-1,443	17,721
Disposals during the year	-29	-2,713	-143	0	0	-2,884
Balance at December 31, 2007	**38,916**	**202,595**	**20,073**	**0**	**-19,391**	**242,194**
Carrying amount						
At January 1, 2007	**27,311**	**91,689**	**3,218**	**24,466**	**-10,860**	**135,825**
At December 31, 2007	**31,303**	**106,839**	**3,809**	**3,676**	**-9,417**	**136,211**

As of December 31, 2008, commitments for the acquisition of property, plant and equipment and intangible assets amounted to EUR 7,081 thousand (2007: EUR 5,779 thousand).

Leased plant and machinery

The Group leases production equipment under a number of finance lease agreements. At the end of the respective lease contract the Group has the option to purchase the equipment at a beneficial price. At December 31, 2008 the net carrying amount of leased plant and machinery was EUR 0 thousand (2007: EUR 907 thousand). In 2008 the stipulated buying option has been exercised and the leased equipment was acquired for the amount of EUR 179 thousand.

For the government grants recognized certain conditions such as evidence of the actual costs incurred and a future minimum number of employees apply.

11 Intangible assets

in thousands of EUR	Patents & licenses	In development	Total
Cost			
Balance at January 1, 2008	**40,557**	**1,285**	**41,842**
Additions	1,259	185	1,444
Transfers	344	-344	0
Balance at December 31, 2008	**42,160**	**1,126**	**43,286**
Amortization and impairment losses			
Balance at January 1, 2008	**33,202**	**0**	**33,202**
Amortization charge for the year	3,100	0	3,100
Balance at December 31, 2008	**36,303**	**0**	**36,303**
Carrying amount			
At January 1, 2008	**7,355**	**1,285**	**8,640**
At December 31, 2008	**5,858**	**1,126**	**6,983**

No internally generated intangible assets exist.

Cost			
Balance at January 1, 2007	**39,032**	**0**	**39,032**
Additions	1,060	1,285	2,345
Transfers	465	0	465
Balance at December 31, 2007	**40,557**	**1,285**	**41,842**
Amortization and impairment losses			
Balance at January 1, 2007	**29,458**	**0**	**29,458**
Amortization charge for the year	3,745	0	3,745
Balance at December 31, 2007	**33,202**	**0**	**33,202**
Carrying amount			
At January 1, 2007	**9,575**	**0**	**9,575**
At December 31, 2007	**7,355**	**1,285**	**8,640**

12 Investments and securities

in thousands of EUR	2008	2007
Non-current investments		
Shares in affiliated companies	1	1
	1	**1**
Current investments		
Investment funds at fair value through profit and loss	3,810	3,968
	3,810	**3,968**

Current investments are recorded with their fair value (market prices). The investment bonds' maturity is more than 4 years. Since June 30, 2007, the issuing bank has the right to cancel prior to maturity once a year at least at nominal value.

13 Investments in associates

in thousands of EUR	2008	2007
	3,866	0
	3,866	**0**

During the financial year a 25% share of New Scale Technologies, Inc., New York has been acquired. Based on its patented micro-motor technology, New Scale Technlogy Inc. invents, manufactures and sells miniature ultrasonic motors and integrated positioning systems.

The purchase price of EUR 5,900 thousand also included an existing customer relationship which was measured at a value of EUR 600 thousand on the basis of the present value of the expected future economic benefits. The acquisition costs of this customer relationship are amortized over the periods of the expected benefits (2008: EUR 255 thousand). The share of the negative result of the business year 2008 (EUR 146 thousand) is recognized within the operating result reducing the carrying amount of the investment accordingly.

14 Deferred tax assets

Deferred tax assets are attributable to the following items:

in thousands of EUR	2008	2007
Intangible assets, property, plant and equipment	-1,280	-1,392
Trade and other receivables	-74	-86
Employee benefits	1,702	1,706
Liabilities	-484	-111
Provisions	137	137
Tax value of loss carried forward and write down of investments	30,715	30,699
	30,863	**30,953**

In Austria tax loss carried forward do not expire under tax legislation currently in force. Tax losses carried forward can be offset with a maximum of 75% of the current taxable income.

Based on the business plan and the related tax planning of the Company it is probable that deferred tax assets recognized in the balance sheet are recovered within the next years.

15 Other long term assets

Other long term assets are mainly related to licensing prepayments. Also included is an option for the purchase of another 9.4% of shares of New Scale Technology Inc., New York (EUR 68 thousand). As the value of this option cannot be measured reliably at the balance sheet date due to uncertainties during the start-up phase, no measurement at fair value has been made.

16 Interest-bearing loans and borrowings

in thousands of EUR	2008	2007
Non-current liabilities		
Secured bank loans	36,042	15,940
	36,042	**15,940**
Current liabilities		
Current portion of secured bank loans	25,823	33,548
Current portion of finance lease liabilities	0	683
	25,823	**34,231**

The current portion of the secured bank loans include a revolving export financing credit amounting to EUR 9,000 thousand in 2008 (2007: EUR 19,000 thousand) guaranteed by the Austrian government.

Terms and debt repayment schedule

in thousands of EUR	Total	1 year or less	2-5 years	More than 5 years
2008				
Capital investment loans				
EUR – fixed rate loans	1,453	1,453	0	0
R & D loans				
EUR – fixed rate loans	6,960	2,201	4,759	0
EUR – floating rate loans	5,863	2,580	3,283	0
CHF – floating rate loans	8,589	589	8,000	0
Export loan				
EUR – floating rate loan	9,000	9,000	0	0
Finance lease liabilities				
EUR – floating rate	0	0	0	0
Unsecured bank facilities				
EUR – floating rate	30,000	10,000	20,000	0
	61,865	**25,823**	**36,042**	**0**
2007				
Capital investment loans				
EUR – fixed rate loans	4,360	2,907	1,453	0
R & D loans				
EUR – fixed rate loans	4,153	0	3,868	285
EUR – floating rate loans	12,975	2,642	10,333	0
CHF – floating rate loans	0	0	0	0
Export loan				
EUR – floating rate loan	19,000	19,000	0	0
Finance lease liabilities				
EUR – floating rate	683	683	0	0
Unsecured bank facilities				
EUR – floating rate	9,000	9,000	0	0
	50,171	**34,231**	**15,655**	**285**

The bank loans are secured as follows:

in thousands of EUR	2008	2007
Registered mortgages on land	0	43,604
Assignment of debt	10,800	22,800

Finance lease liabilities

	2008			2007		
in thousands of EUR	Payments	Interest	Principal	Payments	Interest	Principal
Less than one year	0	0	0	695	12	683
Between one and five years	0	0	0	0	0	0
	0	**0**	**0**	**695**	**12**	**683**

As the stipulated buying option has been exercised the leasing goods capitalized under financial leasing have been acquired during 2008.

17 Provisions

in thousands of EUR	Warranties	Onerous contracts	Other personnel provisions	Other	Total
Balance at January 1, 2008	826	9,381	2,019	1,673	**13,900**
Provisions made during the year	0	7,466	1,229	486	**9,181**
Provisions used during the year	0	-7,114	-1,459	-542	**-9,116**
Provisions reversed during the year	0	-2,267	-563	-2	**-2,832**
Balance at December 31, 2008	**826**	**7,467**	**1,226**	**1,615**	**11,133**
Balance at January 1, 2007	647	8,074	2,019	334	**11,074**
Provisions made during the year	178	9,381	2,217	1,832	**13,609**
Provisions used during the year	0	-7,366	-1,611	-357	**-9,335**
Provisions reversed during the year	0	-707	-605	-136	**-1,449**
Balance at December 31, 2007	**826**	**9,381**	**2,019**	**1,673**	**13,900**

Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

As of December 31, 2008 and 2007 a provision for warranty claims and legal costs is recognized as well as an accrual for a patent infringement claim. All warranty claims are expected to be settled within one year.

Onerous contracts

Provisions for onerous contracts are set up when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount recognized as of December 31, 2008 EUR 7,467 thousand (2007: EUR 9,381 thousand) relates to several engineering contracts.

Other personnel provisions

Provisions for other personnel costs include profit sharing and bonuses payable within twelve months after the respective balance sheet date and sales incentives for current employees.

Other provisions

Other provisions represent mainly provisions for taxes amounting to EUR 1,129 thousand (2007: EUR 1,129 thousand) and provisions for outstanding invoices amounting to EUR 444 thousand (2007: EUR 523 thousand).

18 Deferred government grants

In 2004, in connection with the construction of Fab B, the Company obtained a government grant. This grant awards the Company for the increase in capital expenditure over those of the previous years. The grant is accounted for as deferred income and recognized as other operating income in line with the average depreciation charge for the underlying assets. The income recognized in 2008 amounted to EUR 900 thousand (2007: EUR 900 thousand).

19 Other liabilities

	Current		Non current	
in thousands of EUR	2008	2007	2008	2007
Accrued vacation days	4,694	4,556	0	0
Employee related liabilities	1,722	1,603	0	0
Liabilities from license agreements	1,590	1,659	0	0
Accrued expenses	1,551	744	0	0
Deferred income	1,433	2,566	0	0
Liabilities against tax authorities	858	1,100	0	0
Derivative financial instruments	568	1,258	0	0
Liabilities from operating leasing agreement	221	292	812	820
Liabilities from subsidies	0	1,634	0	0
Other	235	182	0	0
	12,872	**15,595**	**812**	**820**

20 Employee benefits

Movements in the net liability recognized in the balance sheet:

	2008		2007	
in thousands of EUR	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Present value of obligation (DBO) January 1	7,829	1,290	7,637	1,069
Expense recognized in the income statement	450	77	323	252
Payments during the year	-304	-134	-131	-31
Present value of obligation (DBO) December 31	**7,975**	**1,233**	**7,829**	**1,290**

The value of obligation is not financed by a fund.

Expense recognized in the income statement

	2008		2007	
in thousands of EUR	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Current service cost	489	97	525	99
Interest cost	389	68	326	48
Actuarial loss/gain	-427	-87	-529	104
	450	**77**	**323**	**252**

The expense is recognized in the following line items in the income statement:

	2008		2007	
in thousands of EUR	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Cost of sales	166	29	129	101
Selling, general and administrative expenses	144	25	97	76
Research and development	139	24	97	76
	450	**77**	**323**	**252**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2008	2007
Discount rate at December 31	5.75%	5.5%
Future salary increases	2.7%	2.7%
Fluctuation < 40 years of age	10%	9%
Fluctuation > 40 years of age	8%	4%
Retirement age – women	56.5 - 60	56.5 - 60
Retirement age – men	61.5 - 65	61.5 - 65

The total personnel expense amounted to EUR 71,707 thousand in 2008 and EUR 65,958 thousand in 2007. In 2008 the amount shown includes EUR 2,708 thousand (2007: EUR 2,196 thousand) for the SOP 2005.
The average number of employees was 1,129 in 2008 and 1,071 in 2007.

Historical Information:

in thousands of EUR	2008	2007	2006	2005	2004	2003
Present value of obligation (DBO) December 31 for severance payments	7,975	7,829	7,637	7,464	6,914	6,364
Present value of obligation (DBO) December 31 for long service benefits	1,233	1,290	1,069	1,014	923	838
	9,208	**9,119**	**8,706**	**8,478**	**7,837**	**7,202**

21 Shareholders' equity

Share capital and share premium

in thousands of EUR	2008	2007
Share capital	26,698	26,697
Additional paid-in capital	98,292	95,570
	124,991	**122,267**

In April 2004, the general meeting resolved a share split of 1:3, resulting in a share capital of EUR 21,801,850.25 divided into 9,000,000 shares. In May 2004 the capital was increased by 2,000,000 shares up to 11,000,000 shares, resulting in a share capital of EUR 26,646,705.86 and an increase of additional paid-in capital (share premium) of EUR 37,399,281.40 (premium on capital stock minus transaction cost of the capital increase). All shares have no notional par value and are fully paid-in. Since May 2004, the Company's shares are listed on the SIX Swiss Exchange, Zurich.

In May 2005, the executive board has been authorised to increase the share capital from EUR 26,646,705.86 by EUR 2,398,203.53 to EUR 29,044,909.39 by issuing 990,000 shares. This represented 9% of the issued share capital at the time of approval. Purpose of this capital increase is the grant of Stock Options to employees of the Company.

In the annual general meeting on March 29, 2006 the executive board has been authorised to increase share capital up to a total of EUR 10,925,024.00 by issuing 4,510,000 shares. Price and conditions for any increase are subject to Supervisory Board approval.

In 2006 174,375 treasury shares at a price of EUR 6.00 per share were acquired by the company exercising an option privilege in order to fulfil the obligations deriving from SOP 2002. Thereof 12,500 (2007: 21,494) shares were transferred to employees and executives of the company in 2008.

During the course of the financial Year 2008 the company issued 770 (2007: 14,275) shares in order to meet its obligations with respect to the execution of stock options regarding the stock option plan 2005 (refer to accounting policy (p/iv)). This capital increase has not been recorded in the Austrian Trade register at the balance sheet date.

The holders of ordinary shares are entitled to receive dividends based on the distributable net income ("Bilanzgewinn") presented in the separate financial statements of the parent company compiled in accordance with Austrian Generally Accepted Accounting Standards (UGB) and as declared by shareholders' resolution and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company's residual assets.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities.

Management of Equity

The total shareholder's equity matches equity as shown in the Company's balance sheet. The board of director's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Amongst other financial ratios the Board of Directors monitors equity ratio and return on equity. For establishing adequate capital resources, dividend payments and share buy-backs are considered appropriate. These aims have not changed during the business year of 2008. None of the group companies are subject to specific capital requirements.

22 Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders.

Net profit attributable to ordinary shareholders

in EUR	2008	2007
Net profit for the year	12,280,949.10	26,335,245.36
Weighted average number of shares outstanding (in pcs.)	10,861,458	10,890,325
Earnings per share (basic)	1.13	2.42
Earnings per share (diluted)	1.12	2.41

The options granted according to the SOP 2005 will dilute in general. The dilution only occurs if the strike price is below the average stock-exchange price. Considering the requirements to be fulfilled by the employees during the vesting period there will be no dilution for options that are not exercisable on December 31, 2008. The dilution deriving from options that were exercisable on the balance sheet date is included in the calculation of diluted earnings per share. Due to the small number of shares exercisable during the year there is no difference between diluted and basic earnings per share.

Going forward the SOP 2002 will be covered by treasury shares therefore a marginal dilution exists.

Reconciliation of ordinary shares

in pieces	2008	2007
Outstanding shares as of January 1	10,903,482	10,867,713
Purchase and sale of treasury shares	-232,213	21,494
Capital increase regarding stock option plan 2005	770	14,275
Outstanding shares as of December 31	10,672,039	10,903,482

23 Financial instruments

Exposure to credit, interest rate and currency risks arise in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates as well as to optimize the financial result.

All transactions related to derivative financial instruments are carried out centrally by the Group's treasury department. In connection with these financial instruments, the Company utilizes advisory services from national and international financial institutions.

Credit risk

According to the Management's credit policy the exposure to credit risk is continuously monitored. Credit evaluations are performed on all customers applying for a certain term of payment.

According to the Company's treasury and risk management policy, investments are allowed in liquid securities only, and solely with counter parties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counter parties with high credit ratings and with whom the Group has a signed netting agreement.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments in the balance sheet.

Interest rate risk

Interest rate risk – the possible fluctuations in value of financial instruments and changes in future cash flows – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the cash flow risk is reduced by fixed-interest borrowings. On the liability side, 14% of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (86%), 31% will be repaid over the next two years. The remaining floating rate borrowings undergo continual checks with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits and securities in current assets that are tied to the market interest rate.

Foreign currency risk

Foreign currency risks result from the Group's extensive buying and selling of products outside of EUR-zone. As a result, significant and frequent cash flows from operating activities (e.g. trade receivables and payables) denominated in foreign currencies are hedged. These hedges concern primarily transactions in USD.

In order to avoid currency risk, the Company regularly utilizes forward currency contracts, option contracts as well as cross currency swaps. Transaction risk is calculated for each foreign currency and takes into account significant foreign currency receivables and payables as well as highly probable purchase commitments. The loss from settlement of foreign exchange hedging instruments (amounting to EUR 10,265 thousand) has been recognized in the financial result.

As per December 31, 2008 and December 31, 2007 respectively, austriamicrosystems holds foreign currency forwards, options and swaps to minimize its foreign currency exposure with respect of trade receivables, trade payables and forecasted purchase commitments.

Summary of financial instruments recorded on the balance sheet:

		2008			2007		
in thousands of EUR		Nominal value	Carrying amount	Fair value	Nominal value	Carrying amount	Fair value
Financial assets							
Short term financial investments							
Designated at fair value through profit & loss							
Floating rate financial instruments	EUR	4,000	3,810	3,810	4,000	3,968	3,968
At fair value through profit & loss held for trading							
Derivative financial instruments							
Interest rate swap	EUR	0	0	0	14,000	29	29
Foreign currency option	USD	34,000	154	154	0	0	0
			154	154		29	29
Financial liabilites							
Other liabilities							
At amortized costs							
Capital investment loans							
Fixed rate loan	EUR	1,453	1,453	1,453	4,360	4,360	4,314
R&D loans							
Fixed rate loan	EUR	6,960	6,960	6,764	4,153	4,153	3,929
Floating rate loan	EUR	5,863	5,863	5,863	12,975	12,975	12,975
Floating rate loan	CHF	12,764	8,589	8,589	0	0	0
Export loans							
EUR - Floating rate loan	EUR	9,000	9,000	9,000	19,000	19,000	19,000
Finance lease liabilities							
Floating rate	EUR	0	0	0	683	683	683
Unsecured bank facilities							
EUR - Floating rate	EUR	30,000	30,000	30,000	9,000	9,000	9,000
			61,865	61,669		50,171	49,900
At fair value through profit & loss held for trading							
Derivative financial instruments							
Interest rate swap	EUR	10,000	568	568	10,000	1,258	1,258

The fair value calculations are based on the respective cash flows discounted on the balance sheet date with interest rates applicable to similar financial instruments.

Financial instruments held for trading and available for sale are valued at their respective cash value. The valuation of derivative financial instruments is based on valuations done by the external contractors.

The book value of the financial instruments corresponds to the fair values. The interest rate swap with a fair value of EUR 586 thousand contained within the other financial liabilities has its maturity in 2015. According to the agreement the contractual partner of the Company is entitled to cancel on every July 16, Oct. 16, Jan 16 and April 16 from April 16, 2007 onwards.

The remaining term of the other derivative financial instruments is less than 1 year.

Net gains and losses from financial instruments

in thousands of EUR	Result from Valuation	Foreign currency valuation	Result from devestment
2008			
Financial assets			
At fair value through profit & loss held for trading	-29	154	192
Designated at fair value through profit & loss	-158	0	0
Loans and receivables	0	146	1,613
Financial liabilities			
At fair value through profit & loss held for trading	690	0	-10,265
At amortized costs (other financial liabilities)	0	-444	0

2007			
Financial assets			
At fair value through profit & loss held for trading	-109	1,049	181
Available for sale			
Recorded in P&L	1	0	57
Loans and receivables	0	-434	464
Financial liabilities			
At fair value through profit & loss held for trading	-12	-80	-100
At amortized costs (other financial liabilities)	0	-550	0

Interest and dividends were not included in the tables above.

Interest income and interest expenses

Interest income and expenses from financial assets which are valued at fair value and are not affecting net income are as follows:

in thousands of EUR	2008	2007
Interest income	1,250	1,377
Interest expenses	-2,286	-1,796

Effective interest rates and liquidity analysis

The following are the contractual maturities of financial liabilities including interest payments and the effective interest rates at the balance sheet date.

in thousands of EUR	Interest rate	Carrying amount	Expected cash flow	0-1 year	2-5 years	More than 5 years
2008						
Capital investment loans						
EUR – Fixed rate loans	3.40%	1,453	1,453	1,453	0	0
R & D loans						
EUR – Fixed rate loans	2.30%	6,960	7,303	2,325	4,978	0
EUR – Floating rate loans	3.31%	5,863	6,154	2,744	3,410	0
CHF – Floating rate loans	1.85%	8,589	9,026	725	8,301	0
Export loan						
EUR – Floating rate loan	3.29%	9,000	9,292	9,292	0	0
Finance lease liabilities						
EUR – Floating rate	0.00%	0	0	0	0	0
Unsecured bank facilities						
EUR – Floating rate loan	2.14%	30,000	31,409	10,632	20,777	0
		61,865	**64,636**	**27,172**	**37,465**	**0**

in thousands of EUR	Interest rate	Carrying amount	Expected cash flow	0-1 year	2-5 years	More than 5 years
2007						
Capital investment loans						
EUR – Fixed rate loans	3.00%	4,360	4,435	2,982	1,453	0
R & D loans						
EUR – Fixed rate loans	2.04%	4,153	4,348	84	3,978	286
EUR – Floating rate loans	5.10%	12,975	14,604	3,239	11,364	0
CHF – Floating rate loans	0.00%	0	0	0	0	0
Export loan						
EUR – Floating rate loan	5.24%	19,000	19,000	19,000	0	0
Finance lease liabilities						
EUR – Floating rate	2.70%	683	695	695	0	0
Unsecured bank facilities						
EUR – Floating rate loan	4.72%	9,000	9,000	9,000	0	0
		50,171	**52,083**	**35,001**	**16,795**	**286**

At the balance sheet date one single swap contract is effective. Payments deriving from this swap contract are only made if the interest rate level of the US Dollar exceeds a certain threshold. On the basis of the anticipated interest rate trend regarding the US Dollar a payout out of this contract seems unlikely given the current circumstances.

Risk of change of interest rates

At the balance sheet date the interest bearing financial instruments carry the following values:

in thousands of EUR	2008	2007
Financial assets		
Floating rate financial instruments	3,810	3,968
Interest rate swaps	0	29
Financial liabilities		
Fixed rate loans	8,413	8,513
Floating rate loans	53,452	41,658
Interest rate swaps	568	1,258

Fair value sensitivity analysis for fixed rate instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss and the company does not apply a hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments.

A change of ±100 basis points (bp) in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular currency rates, remain constant. This analysis is performed on the same basis for 2007. The effects shown within equity also comprise the effects shown in profit and loss.

	Profit & loss statement		Equity	
in thousands of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
2008				
Financial assets				
Floating rate financial instruments	180	0	180	0
Financial liabilities				
Floating rate loans	-1,083	1,083	-1,083	1,083
Interest rate swaps	-1,021	563	-1,021	563
2007				
Financial assets				
Floating rate financial instruments	220	-220	220	-220
Financial liabilities				
Floating rate loans	-326	326	-326	326
Interest rate swaps	0	0	0	0

Foreign currency risk

The company's exposure to foreign currency risk was as follows based on notional amounts:

in thousands of	USD	CHF	JPY
2008			
Trade receivables	22,664	0	0
Trade liabilities	-11,032	-309	-30,692
Interest bearing loans	0	-12,764	0
	11,631	-13,073	-30,692
Currency options	-34,000	0	0
Net foreign currency risk	**-22,369**	**-13,073**	**-30,692**
2007			
Trade receivables	35,687	1	0
Trade liabilities	-9,341	-10	-356,775
Interest bearing loans	0	0	0
	26,346	-9	-356,775
Currency options	0	0	0
Net foreign currency risk	**26,346**	**-9**	**-356,775**

Sensitivity analysis

A 10 percent strengthening/weakening of the EUR against the following currencies at December 31 would have increased (decreased) equity and profit loss by the amounts shown below:

	Profit & loss		Equity	
in thousands of EUR	10% increase	10% decrease	10% increase	10% decrease
2008				
USD	-879	991	-879	991
CHF	795	-971	795	-971
JPY	22	-27	22	-27
2007				
USD	-1,627	1,989	-1,627	1,989
CHF	0	-1	0	-1
JPY	197	-240	197	-240

The effects shown in equity also comprise the effects shown in profit and loss.

This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis was performed on the same basis for 2007.

The following FX exchange rates were used during the business year:

	Annual average exchange rate		Period end exchange rate	
	2008	2007	2008	2007
USD	1.4726	1.3797	1.3973	1.4721
CHF	1.5786	1.6459	1.4958	1.6547
JPY	151.53	162.11	126.69	164.93

24 Operating leases

Leases as lessee

Non-cancelable operating lease rentals are payable as follows:

in thousands of EUR	2008	2007
Less than one year	5,032	4,636
Between one and five years	10,633	16,860
More than five years	0	0
	15,665	**21,496**

Some of the Group's subsidiaries lease office space. In addition, the Group leases the "gas farm" as well as cars under operating leases. The lease agreements typically run for an initial period of four to ten years, typically including an option for the lessee to renew the lease after that date. Since January 1, 2007 a leasing contract for semiconductor equipment is in force. Lease payments are adapted annually to reflect market rentals. None of the leases includes contingent rentals. The expenses for operating lease amounted to EUR 5,094 thousand in 2008 (2007: EUR 2,376 thousand).

25 Contingencies

The preparation of the consolidated financial statements according to IFRS requires discretionary decisions and business assumptions by management concerning future developments, thus materially determining the method and value of assets and liabilities, the disclosure of additional obligations at the cut-off date and the resulting earnings and expenditures within the year.

Within the following assumptions there exist risks which could lead to changes in the value of assets or liabilities during the following fiscal year:

- the valuation of accruals for severance payments and long service benefits is made using assumptions concerning the discount rate, retirement age, fluctuations and future salary increases.
- the application of deferred tax assets is under the assumption that taxable income will be available to take advantage of existing tax loss carry forwards in the future.
- the impairment test of the tangible fixed assets is based on forecasted future cashflows in the years to come utilizing an industry and company related discount rate.

26 Related parties

Identity of related parties

The Company has a related party relationship with:

- the Company's Executive Officers (CEO, CFO)
- the members of the Company's Supervisory Board (Aufsichtsrat)

Remuneration of the Company's Executive Officers amounted to EUR 576 thousand (2007: EUR 566 thousand). The Company recorded an amount of EUR 73 thousand (2007: EUR 97 thousand) for the accrual for severance payments. Moreover, the Board of Directors received call options for shares of austriamicro-systems AG with a calculated value at the allocation date of EUR 139 thousand (2007: EUR 585 thousand).

The remuneration of the company's Supervisory Board amounted to EUR 229 thousand (2007: EUR 228 thousand). All remunerations were or are be paid directly by the Company. The Company has no consulting agreements with members of their Supervisory Board and the Company's known shareholder.

The Company's Executive Officers hold 110,478 shares and call options for the purchase of 115,000 shares as of December 31, 2008 (163,333 shares and call options for the purchase of 85,000 shares as of December 31, 2007).

The breakdown for the individual members of the Supervisory Board is as follows as of December 31, 2008:

Name	Function	Directors' gross remuneration fixed in EUR thousand	Number of shares held	Number of options held
Dipl. Ing. Guido Klestil	Chairman	82	24,780	0
Prof. Dr. Siegfried Selberherr	Vice chairman	63	15,000	0
Dr. Felix Ehrat	Member	41	7,203	0
Dipl. Wirtsch. Ing. Klaus Iffland	Member	41	560	0
Johann Eitner	Board representative	1	0	0
Ing. Günter Kneffel	Board representative	1	0	0
		229	**47,543**	**0**

No person related to the Supervisory Board held shares or options of austriamicrosystems AG as of December 31, 2008.

The breakdown for the individual members of the Supervisory Board is as follows as of December 31, 2007

Name	Function	Directors' gross remuneration fixed in EUR thousand	Number of shares held	Number of options held
DI Guido Klestil	Chairman	82	0	0
Prof. Dr. Siegfried Selberherr	Vice chairman	62	0	0
Dr. Felix Ehrat	Member	41	1,203	0
Dipl. Wirtsch. Ing. Klaus Iffland	Member	41	560	0
Johann Eitner	Board representative	1	0	0
Ing. Günter Kneffel	Board representative	1	0	0
		228	**1,763**	**0**

No person related to the Supervisory Board held shares or options of austriamicrosystems AG as of December 31, 2007.

As of December 31, 2008 and December 31, 2007 respectively, the remuneration for the Board of Directors was as follows:

Remuneration

	CEO		Board of Directors total	
in thousands of EUR	2008	2007	2008	2007
Salary				
Salary, not variable	357	351	576	566
Salary, variable	0	0	0	0
Options				
Options (Value at allocation)	93	390	139	585
Non cash benefit				
Car	7	7	14	14
Expense for precautionary measures				
Contribution to accident insurance	2	2	3	3

Regarding the allotment of stock options from the SOP 2005, 20,000 call options (2007: 20,000) for the CEO and 30,000 (2007: 30,000) call options for the Board of Directors as a whole were allotted during the year. The strike price amounts to EUR 19.04 (2007: EUR 38.43).
For conditions and valuations of the call options for shares of austriamicrosystems AG based on the SOP 2005 please refer to point (p) (iv).

Persons related to the Board of Directors held 4,960 shares and no options of austriamicrosystems AG as per December 31, 2008 and no shares and no options December 31, 2007, respectively.

There are no unsettled financial liabilities between members of the Supervisory Board or the Board of Directors and austriamicrosystems.

27 Group enterprises

	Accounting method	Country of incorporations	Ownership interest 2008	2007
austriamicrosystems France S.à.r.l.	fully consolidated	France	100%	100%
austriamicrosystems Germany GmbH	fully consolidated	Germany	100%	100%
austriamicrosystems Italy S.r.l.	fully consolidated	Italy	100%	100%
austriamicrosystems Switzerland AG	fully consolidated	Switzerland	100%	100%
austriamicrosystems Spain SL	fully consolidated	U. K.	100%	-
austriamicrosystems (United Kingdom) Ltd.	fully consolidated	Spain	100%	100%
austriamicrosystems USA, Inc.	fully consolidated	USA	100%	100%
austriamicrosystems Japan Co., Ltd.	fully consolidated	Japan	100%	100%
austriamicrosystems India Pvt. Ltd.	fully consolidated	India	100%	100%
austriamicrosystems (Philippines), Inc.	fully consolidated	Philippines	100%	100%
Austria Mikro Systeme International Ltd.	at cost	China	100%	100%

The Group enterprise accounted for at cost has ceased operations and is not material individually and on an aggregated basis.

The purchased 25% share of New Scale Technologies, Inc., New York is accounted for using the equity method.

28 Events after the balance sheet date

No transactions had significant effect on austriamicrosystems' financial position, assets or earnings after the closing of the fiscal year.

Unterpremstätten, January 30, 2009

John A. Heugle
CEO

Michael Wachsler-Markowitsch
CFO

Auditor's Report

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of austriamicrosystems AG, Unterpremstätten, Austria, for the financial year from January 1, to December 31, 2008. Those financial statements comprise the balance sheet as at December 31, 2008, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standard Board (IASB) and in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the group as of December 31, 2008 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standard Board (IASB) and in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

Report on Other Legal Requirements

Law and regulation applicable in Austria require us to perform audit procedures whether the group management report is consistent with the consolidated financial statements and whether the other disclosures made in the group management report do not give rise to misconception of the position of the group.

In our opinion, the Group Management Report is consistent with the consolidated financial statements.

Vienna, January 30, 2009

KPMG

Wirtschaftsprüfungs- und Steuerberatungs GmbH

Mag. Helmut Kerschbaumer
Austrian Chartered Accountant

ppa Dr. Günther Hirschböck
Austrian Chartered Accountant

Imprint



Responsible for contents

austriamicrosystems AG
Moritz M. Gmeiner
Investor Relations
A-8141 Schloß Premstaetten/Österreich
Phone +43/3136/500-5970
Fax +43/3136/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com

Photographs: Toni Muhr, Graz (www.tonimuhr.at)



austriamicrosystems
a leap ahead in analog

TTTech

PRESS RELEASE

austriamicrosystems and TTTech intensify cooperation on FlexRay transceivers, providing customers with efficient chip and system know-how

Merging austriamicrosystems and TTTech's core competences helps customers to design and integrate FlexRay networks

Unterpremstaetten - Vienna, Austria (June 8, 2009) - austriamicrosystems (SIX:AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, and TTTech Automotive, the leading development partner for automotive electronic networks, today announce their cooperation in FlexRay transceiver support and development. Merging the two partners' chip and system know-how will improve the quality and reliability of FlexRay networks, whilst lowering costs. It will now become possible to design optimised FlexRay topologies composed of more nodes, and to interconnect them through less expensive cabling by using the jointly developed Bit-Reshaper.

TTTech Automotive will also assist in the design-in process of austriamicrosystems' FlexRay transceiver ICs and the development of testing equipment. This will assure compatibility of different manufacturers' hardware components. In doing so, TTTech Automotive considers itself as an implementation partner for high-performance, reliable and secure networking platforms.

The main focus of austriamicrosystems' FlexRay devices is on system stability. All austriamicrosystems products possess the best immunity on the market against external EMC influences. Using the integrated Bit-Reshaper, austriamicrosystems has developed the AS8224, the first FlexRay Active Star device worldwide that enhances signal quality (asymmetric delay). As a result, austriamicrosystems has presented a particularly innovative solution that allows the use of longer cables while cutting wiring costs.

"By entering this partnership with TTTech Automotive, we provide our customers not only with product support but also with improved assistance in the integration and layout of FlexRay networks", explained Bernhard Czar, Director Marketing Automotive at austriamicrosystems, adds, "By pooling our chip and system know-how we will work together to develop further innovations boosting FlexRay network stability and efficiency". Marc Lang, Director Sales TTTech Automotive said, "This cooperation takes advantage of synergies between austriamicrosystems' chip development and production technology on the one hand, and TTTech Automotive's FlexRay system experience on the other, thereby increasing customer value by ensuring positive effects on the system design, as well as cost savings".

Get to know austriamicrosystems FlexRay transceiver ICs at www.austriamicrosystems.com/FlexRay-Transceiver

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com

About TTTech Automotive
TTTech Automotive is a subsidiary of TTTech Computertechnik AG, which acts as a partner in the implementation of electronics and software in automobiles. The company aims to optimize the performance and costs of in-car networks by offering reliable communication solutions. TTTech Automotive provides comprehensive expertise, reaching from Physical Layer, COM stack software as well as configuration and verification tools to the development of safety functions in accordance with SIL 3 / ASIL D. Further information about TTTech can be found on www.tttech-automotive.com or products@tttech-automotive.com.

For further information

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Harald Gall
Product Manager
Tel: +34 917 924 878
Fax: +43 (0) 3136 500 5420
harald.gall@austriamicrosystems.com
www.austriamicrosystems.com

Press Contact TTTech Automotive GmbH
Petra Platzer
PR und Kommunikation
Schönbrunner Strasse 7
A-1040 Wien, Austria
Tel.: +43 1 585 34 34-899
Fax: +43 1 585 34 34-90
pr@tttech-automotive.com

82-34824

austriamicrosystems

Press Release
June 4, 2009

austriamicrosystems introduces *analogbench* Schematic Capture, Simulation and Analysis Tool for DC-DC ICs

analogbench is a proficient tool to help customers get to production faster

Unterpremstaetten, Austria (June 4, 2009) - austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, today announces *analogbench*, a design, simulation, and analysis tool to evaluate the performance of austriamicrosystems' innovative DC-DC ICs.

analogbench simulates confidential user designs, showing performance and analysis simulations and highlighting the DC-DC's efficiencies. The designer inputs circuit voltage and current requirements and the IC selector suggests the best part for the design. Users can design with austriamicrosystems' leading buck and boost converter ICs. *analogbench* generates a design proposal tailored to meet the user's requirements, automatically calculates external components, and configures the application circuit. The design is represented in an interactive web schematic which allows the user to change input and output values and simulate the performance under AC and transient conditions. Users can quickly and easily run a number of "What-If" analyses from the convenience of their web browser. This advanced web based virtual test bench is simple to use, and requires no software download or installation to design and simulate DC-DC circuits.

"*analogbench* is a proficient tool to help customers get to production faster," stated Bruce Ulrich, Director of Marketing for Standard Linear and Wireless at austriamicrosystems. "Our datasheet shows simulations for the reference design, while *analogbench* enables the customer to modify the circuit, inputs, and load requirements according to unique needs, and simulate the results. The customer benefit is a higher confidence in his unique circuit, with fewer surprises at prototype. We anticipate this will increase the customer's confidence in his design and improve his time to market."

The resulting waveforms, such as bode plot and load transient, are available for analysis using WebScope™, a fast and sophisticated interactive waveform viewer. The circuit design, schematic, analysis results, and BOM can be printed and/or saved in the user's private design space for future use. *analogbench* users can also download the schematic together with a free offline version of *analogbench*.

analogbench Online Design Capabilities:

- Design Requirement Selection
- Automatic Design Generation
- Interactive Schematic Capture
- High Performance Electrical Simulation
- Power Efficiency Estimator
- Web based waveform post-processing
- Design Report and Bill of Material
- Optional offline schematic design

austriamicrosystems

Simulate our DC-DC devices online with *analogbench* design and simulation tool at www.austriamicrosystems.com/analogbench/online-simulation.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com .

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Bruce Ulrich
Director of Marketing for Standard Linear and Wireless
Tel: +1 972 784 4195
Fax: +43 (0) 3136 500 5420
bruce.ulrich@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems
a leap ahead in analog

Fraunhofer
IIS

PRESS RELEASE

austriamicrosystems and Fraunhofer Institute for Integrated Circuits enter cooperation to develop Magnetic Encoder ICs

austriamicrosystems and Fraunhofer Institute for Integrated Circuits enter joint program to develop new generation of magnetic encoder ICs, based on Fraunhofer patented HallinOne technology

Unterpremstaetten, Austria and Erlangen, Germany (May 28, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, and Fraunhofer Institute for Integrated Circuits (IIS) today announce a cooperation agreement, where both members plan to develop a new generation of magnetic motion sensing integrated circuits, which will be based on Fraunhofer's patented HallinOne magnetic sensor technology.

During this cooperation program, austriamicrosystems and Fraunhofer IIS will develop a family of magnetic encoder products specifically targeted for applications within the industrial, medical and automotive markets. austriamicrosystems will offer these products as a part of its comprehensive magnetic encoder IC portfolio.

The core of this new magnetic encoder product family is Fraunhofer's proprietary HallinOne sensor technology. This sensor technology allows measuring of magnetic fields in horizontal and vertical dimensions, providing magnitude and direction of the magnetic field at any measured point. The HallinOne sensor can be implemented in a standard CMOS process, and can be seamlessly integrated with signal processing on a single die.

"We are very pleased to engage in this cooperation with austriamicrosystems who has an established track record in design and manufacturing of linear and rotary magnetic encoders on the market", said Josef Sauerer, Head of IC Development for Analog Systems at Fraunhofer Institute IIS. "For us, this joint program offers an ideal platform which enables us to offer our innovative magnetic sensing technology to the marketplace."

"This cooperation with Fraunhofer Institute allows us to further expand our comprehensive magnetic encoder product portfolio", said Matjaz Novak, Marketing Director at austriamicrosystems. "With the HallinOne sensor based products, we want to offer to market new innovative and cost efficient solutions for a variety of motion sensing applications."

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com .

About Fraunhofer Institute

The Fraunhofer Institute for Integrated Circuits IIS performs contract research and development for industry and public authorities. Headed by the collegial board of directors, Professor Dr.-Ing. Heinz Gerhäuser (Executive Director) and Professor Dr.-Ing. Günter Elst, Fraunhofer IIS researchers develop microelectronic systems and devices along with the required integrated circuits and software.

Established in 1985, the Erlangen-based Institute for Integrated Circuits IIS in its current configuration – with locations in Nürnberg, Fürth, Dresden and Ilmenau – ranks first among the Fraunhofer Institutes concerning headcount and revenues. Fraunhofer IIS is recognized for its research programs into microelectronics, information technology, telecommunications, audio and multimedia technology, digital radio, digital cinema, RF technology, satellite navigation, medical engineering, logistics, and mechanical and industrial automation. Research on integrated sensor systems on standard CMOS-technologies is a major focus at Fraunhofer IIS.

For further information:

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Josef Janisch
Tel: +43 (0) 3136 500 5464
Fax: +43 (0) 3136 500 5420
josef.janisch@austriamicrosystems.com
www.austriamicrosystems.com

Fraunhofer Institute for Integrated Circuits IIS
Josef Sauerer
Tel: +49 9131 776 410
Fax: +49 9131 776499
josef.sauerer@fraunhofer.de
www.iis.fraunhofer.de

82-34824

austriamicrosystems

Press Release
May 27, 2009

austriamicrosystems introduces advanced Through Silicon Via technology for 3D sensor integration

Reliable sensor and CMOS IC integration concept enables smallest form factors

Unterpremstaetten, Austria (May 27, 2009) – austriamicrosystems business unit Full Service Foundry today announced the availability of its patented Through Silicon Via (TSV) technology for foundry customers. With the TSV technology two eight inch wafers can be electrically connected. With typical TSV depths of 200µm to 300µm, it is especially targeting 3D integration of CMOS ICs and sensor components. Due to a flexible manufacturing concept customer specific modifications as well as varying wafer thicknesses can be supported. The patented TSV manufacturing technology is electrically proven and available for production.

The TSV technology addresses a variety of markets demanding 3D integration of CMOS ICs, photo sensors, gas sensors, power devices or MEMS components such as automotive, industrial & consumer applications. Foundry customers using the austriamicrosystems TSV concept immediately benefit from a significantly reduced form factor, systems cost reduction as well as performance improvements due to shortened interconnect lengths. A proprietary back side re-distribution layer concept enables various front and back side IO pad connections and provides customers with utmost flexibility in IC and sensor arrangement.

"This new 3D integration technology further extends our portfolio of industry-leading Mixed Signal Analog and High Voltage technologies and provides customer-specific solutions for sensor integration. The innovative TSV technology can be combined in a fully flexible manner with any of our 0.35µm analog specialty technologies such as CMOS, HV-CMOS, SiGe BiCMOS or embedded Non-Volatile Memory. By providing our customers with early manufacturing access to this new technology we can support them in realizing differentiated systems solutions," states Thomas Riener, General Manager Business Unit Full Service Foundry at austriamicrosystems.

"We see our role in providing designers with competitive advantages from technology which further enhances the competitiveness of their products," comments Martin Schrems, Director of Process Development & Implementation at austriamicrosystems. "In analogy to our leading High-Voltage CMOS technology we have focused our TSV developments on creating a highly scalable, very low complexity and cost-effective technology platform. Beyond that TSV is a synergetic extension to our High-Voltage CMOS technology portfolio."

About austriamicrosystems
austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
May 19, 2009

austriamicrosystems introduces 14-bit magnetic rotary encoder IC with best-in-class device protection for toughest automotive applications

AS5163 is austriamicrosystems' first automotive magnetic encoder IC to meet the toughest automotive requirements for overvoltage and reverse polarity protection

Unterpremstaetten, Austria (May 19, 2009) - austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, today introduced AS5163, the first magnetic rotary encoder IC specifically designed to satisfy stringent automotive requirements in angle sensing applications where robust IC protection is essential.

austriamicrosystems' newest automotive magnetic encoder IC incorporates both +27 Volt overvoltage protection and -18 Volt reverse polarity at supply pins. AS5163 also features an intelligent short circuit monitoring function to protect it against damage under short circuit condition. This makes the encoder IC ideally suited for automotive applications, such as throttle or gas-pedal systems.

"In the automotive industry with its constantly growing demands with regard to device protection and system reliability, our AS5163 is perfectly positioned to meet these challenges", comments Andreas Pfingstl, Product Manager Automotive Encoders at austriamicrosystems. "When developing this device, we put special emphasis on the ease of use and cost efficiency for the user. The AS5163 offers a single-wire interface and, together with its robust protection features, allows system designers to meet their performance and reliability requirements, while optimizing system cost."

The AS5163 single wire pin can be configured either as a 14-bit digital, 12-bit PWM or ratiometric analog output. In addition, the IC can be customized by the user to cover any system specific angle range. The programming of the desired angle range is achieved by simply setting a start and end position of the rotational movement. This feature makes AS5163 extremely flexible and easy to use in a variety of automotive angle sensing applications.

The AS5163 is operational over an ambient temperature range from -40°C to 150°C. It is available in a small TSSOP 14 package and operates at 5V supply voltage. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/rotary-encoder/AS5163 .

austriamicrosystems will showcase the AS5163 at the Sensor & Test in Nürnberg May 26 to 28, 2009, booth# 12-460 and also at the Sensors Expo in Chicago June 8 to 10, 2009, booth #521. Get more information at www.austriamicrosystems.com/Events

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com .

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Pfingstl
Product Manager Automotive Encoder
Tel: +43 (0) 3136 500 5516
Fax: +43 (0) 3136 500 5420
andreas.pfingstl@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
April 30, 2009

austriamicrosystems introduces highly integrated Active Noise Cancellation solutions for High Quality Audio

AS3501 and AS3502 are high performance keystones for feed-forward and feed-back Receive Path Active Noise Cancellation

Unterpremstaetten, Austria (April 30, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, announced today the introduction of two more products of its high performance Audio product family. The AS3501 and AS3502 are innovative ICs enabling the design of receive path active noise cancelling solutions providing superior system performance and low power consumption.

The AS3501 is a highly integrated cost competitive solution for feed-forward noise cancellation and the AS3502 enables active noise cancellation for feed-back solutions where the microphone of the system is acoustically close to the loudspeaker. Both ICs operate from a single 1.0V to 1.8V supply and combine true ground headphone amplifier stages with flexible noise cancelling architectures. This reduces the typical bill of materials by at least 60% and enables the most integrated solutions on the market. Internal user definable register settings allow different device configurations which lead to differentiation and flexibility for a broad end-product portfolio.

The devices operate in either stand-alone mode, ideal for accessories, or embedded mode, ideal for integration into music players and other portable multimedia equipment. The high level of integration implies PCB area is reduced by at least 50% of comparable competing solutions. The optimized system architecture enables a world class power consumption which increases the battery life for the end-user significantly.

"Especially travellers and commuters know the influence of ambient noise on the limitations to really enjoy music and get the most out of their phone conversations. By effectively reducing the external noise austriamicrosystems' AS3501 / AS3502 active noise cancelling solutions improve dramatically the dynamic range of the sound playing through the headset, implying you can listen to conversations and music with improved clarity without having to turn up the volume to unreasonable levels. In fact you can often even turn the volume down," said Oliver Jones, Marketing Manager Audio at austriamicrosystems. "With no compromise between audio quality and noise cancelling behaviour, our solutions combine superior system performance, simplified manufacturing and innovative features with low power consumption, ideal for portable high quality audio applications".

The AS3501 and AS3502 are able to provide up to 34mW in single ended mode and over 100mW in BTL into 16Ohms loudspeakers from a 1.5V supply. The devices offer this performance together with the ANC function and still guarantee superior sound quality, ensuring >100dB SNR and <0.1% THD. This high audio quality is a big competitive advantage over existing active noise cancellation solutions which in many cases introduce artificial noise when being activated. In addition, an innovative (patent pending) calibration solution removes the need for manual intervention during the manufacturing process and improves field reliability, avoiding challenges typically encountered in today's best in class solutions.

The AS3501 is available in a 24pin 4x4mm QFN package; the AS3502 is available in a 32pin 5x5mm QFN package. Both are suitable for operating environments ranging from -20°C to +70°C. For product specific information, to download data sheets and other documentation, please visit www.austriamicrosystems.com/audio/ANC .

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS).

###

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Oliver Jones
Marketing Manager Communications
Tel: +43 (0) 3136 500 4578
Fax: +43 (0) 3136 500 5420
oliver.jones@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
April 27, 2009

austriamicrosystems reports first quarter financial results

Key financial data for the first quarter 2009

Unterpremstaetten, Austria (April 27, 2009) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, reports first quarter results showing a sharp decline in revenues compared to the first quarter last year and reflecting the impact of the global economic downturn.

Group revenues reached EUR 25.4 million, 38% lower than the EUR 41.1 million in the same quarter 2008. On a constant currency basis, current revenues were 42% lower compared to the first quarter last year. Gross margin fell sharply to 31% due to the significantly reduced wafer fab load and associated unabsorbed costs, down from 51% in the same period 2008.

The result from operations (EBIT) for the first quarter was, as expected, a loss. The loss amounted to EUR 8.5 million compared to a profit of EUR 3.7 million in the first quarter of 2008, clearly demonstrating the effect of the sluggish demand situation despite significant cost reductions. The first quarter net result was a loss of EUR 8.0 million compared to a profit of EUR 3.2 million in the same period last year.

Basic and diluted earnings per share for the first quarter were identical at CHF -1.13 / EUR -0.75 (CHF 0.47 / EUR 0.30 in the first quarter 2008). Total backlog which does not include consignment stock agreements stood at EUR 30.6 million on March 31, 2009 (EUR 48.2 million on March 31, 2008).

In the first quarter 2009, austriamicrosystems' business showed a weak performance in a very difficult market environment caused by lower demand in the majority of austriamicrosystems' target markets.

In its Communications business, austriamicrosystems saw decreased shipment volumes for its lighting management, power management and audio solutions for handsets and other devices, driven by weaker order volumes from major OEM supply chains. In the industrial market, demand for austriamicrosystems' sensor and sensor interface products proved less resilient than in the last quarter while demand in medical applications remained relatively robust in comparison. The automotive market continued to be weak without showing signs of improvement.

austriamicrosystems nevertheless sees a solid level of design and development activity continuing with a large number of customers across its end markets. austriamicrosystems was also able to gain further design-wins and acquire new customers in the quarter. These will, however, not provide meaningful revenue contributions in the current year. austriamicrosystems' wafer fab continues to run at a low utilization rate of less than 50% due to continuing weak order patterns in most of its markets.

Looking forward, the visibility regarding demand development in austriamicrosystems' end markets has shown a slight improvement yet remains very limited across markets and regions. In light of this, austriamicrosystems continues to actively pursue further cost reduction opportunities in its business. At this time, austriamicrosystems is not in a position to provide revenue or earnings expectations for full year 2009. As stated earlier, austriamicrosystems expects a negative revenue development in the first half of 2009 compared to last year's first half resulting in a negative first half year EBIT and net result.

The complete first quarter report 2009 including detailed financial information is available at http://www.austriamicrosystems.com/Investor/Financial-Information/Financial-Reports

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

First Quarter Report 2009

Weakness due to significantly lower demand in major markets, demand visibility shows slight improvement

Ladies and Gentlemen

Our first quarter results clearly reflect the global economic crisis and its negative effect on the demand for analog semiconductors devices worldwide. Overall, we are experiencing a very difficult market environment with weak demand for our analog semiconductor solutions in our target markets.

The first quarter 2009 shows a sharp decline in revenues compared to the first quarter last year due to the impact of the worldwide economic downturn. Consolidated group revenues reached EUR 25.4 million, 38% lower than the EUR 41.1 million in the same quarter 2008. On a constant currency basis, current revenues were 42% lower compared to the first quarter last year. Gross margin fell sharply to 31% due to the significantly reduced wafer fab load and associated unabsorbed costs, down from 51% in the same period 2008. The result from operations (EBIT) for the first quarter was, as expected, a loss. The loss amounted to EUR 8.5 million compared to a profit of EUR 3.7 million in the first quarter of 2008, clearly demonstrating the effect of the sluggish demand situation despite significant cost reductions. The first quarter net result was a loss of EUR 8.0 million compared to a profit of EUR 3.2 million in the same period of 2008. Basic and diluted earnings per share for the first quarter were identical at CHF -1.13 / EUR -0.75 (CHF 0.47 / EUR 0.30 in the first quarter 2008). Total backlog excluding consignment stock agreements stood at EUR 30.6 million on March 31, 2009 (EUR 48.2 million on March 31, 2008).

Our business showed a weak performance in the first quarter due to lower demand in the majority of our target markets. In Communications, we saw decreased shipment volumes for our lighting management, power management and audio solutions for handsets and other devices, driven by weaker order volumes from major OEM supply chains. In the industrial market, demand for our sensor and sensor interface products proved less resilient than in the last quarter while demand in medical applications remained relatively robust in comparison. The automotive market continued to be weak without showing signs of improvement. We nevertheless see a solid level of design and development activity continuing with a large number of customers across our end markets. We were also able to gain further design-wins and acquire new customers in the quarter. These will, however, not provide meaningful revenue contributions in the current year. Our wafer fab continues to run at a low utilization rate of less than 50% due to continuing weak order patterns in most of our markets.

Looking forward, the visibility regarding demand development in our end markets has shown a slight improvement yet remains very limited across markets and regions. We are therefore not in a position to provide revenue or earnings expectations for full year 2009. As stated earlier this year, we expect a negative revenue development in the first half of 2009 compared to last year's first half resulting in a negative first half year EBIT and net result.

Key figures EUR thousands (except earnings per share)	Q1 2009	Q1 2008	Q4 2008
Revenues	**25,449**	41,141	43,204
Gross margin in %	**31%**	51%	49%
Result from operations	**- 8,532**	3,672	4,887
Net income/loss	**- 8,049**	3,248	- 6,206
Basic / diluted earnings per share in CHF [1]	**- 1.13 / - 1.13**	0.47 / 0.47	- 0.86/ - 0.87
Basic / diluted earnings per share in EUR	**- 0.75 / - 0.75**	0.30 / 0.30	- 0.57 / - 0.58
Total backlog (excluding consignment stock)	**30,615**	48,163	29,792

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Income Statement (unaudited)

EUR thousands (except earnings per share)	Q1 2009	Q1 2008
Revenue Products	**20,768**	36,052
Revenue Foundry & Other	**4,680**	5,089
Total revenues	**25,449**	41,141
Cost of sales	**- 17,633**	- 20,347
Gross profit	**7,815**	20,794
Gross margin in %	**31%**	51%
Research and development	**- 9,537**	- 9,814
Selling, general and administrative	**- 7,100**	- 8,976
Other operating income	**1,139**	1,719
Other operating expenses	**- 291**	- 51
Result from investments in associates	**- 559**	0
Result from operations	**- 8,532**	3,672
Net financing costs	**- 90**	- 284
Income before tax	**- 8,622**	3,388
Income tax expense	**573**	- 140
Net income	**- 8,049**	3,248
Basic / diluted earnings per share in CHF [1]	**- 1.13 / - 1.13**	0.47 / 0.47
Basic / diluted earnings per share in EUR	**- 0.75 / - 0.75**	0.30 / 0.30

[1] Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands as of	March 31, 2009	December 31, 2008
Assets		
Cash and cash equivalents	26,004	26,851
Short-term investments	19,325	3,810
Trade receivables	26,620	37,049
Inventories	65,565	63,043
Other receivables and assets	4,779	3,427
Total current assets	142,293	134,179
Property, plant and equipment	128,485	128,570
Intangible assets	6,577	6,983
Investments in associates and financial investments	3,513	3,866
Deferred tax assets	30,863	30,863
Other long-term assets	2,931	2,931
Total non-current assets	172,368	173,213
Total assets	314,662	307,392
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	13,343	25,823
Trade liabilities	16,521	18,097
Provisions	9,492	11,133
Other liabilities	13,455	12,872
Total current liabilities	52,811	67,925
Interest-bearing loans and borrowings	65,537	36,042
Employee benefits	9,421	9,208
Deferred government grants	2,103	2,328
Other long term liabilities	858	812
Total non-current liabilities	77,918	48,391
Shareholders' equity		
Issued capital	26,698	26,698
Share premium	98,966	98,292
Treasury shares	- 5,635	- 5,635
Translation adjustment	372	141
Retained earnings	63,531	71,580
Total shareholders' equity and reserves	183,932	191,076
Total liabilities and shareholders' equity	314,662	307,392

Consolidated Statement of Cash Flows (unaudited)

EUR thousands	Q1 2009	Q1 2008
Operating activities		
Income before tax	- 8,622	3,388
Depreciation (net of government grants)	5,501	5,519
Changes in employee benefits	212	202
Expense from stock option program (acc. IFRS 2)	673	686
Changes in other long-term liabilities	- 179	- 277
Results from investments in associates	559	0
Net financing cost	90	284
Changes in assets	6,798	7,036
Changes in short-term operating liabilities and provisions	- 4,889	- 2,889
Tax payments	- 10	- 8
Cash flows from operating activities	133	13,941
Investing activities		
Acquisition of intangibles, property, plant and equipment	- 2,519	- 6,744
Acquisition of financial investments	- 15,436	- 4,017
Proceeds from sale of investments	0	27
Interest received	306	165
Cash flows from investing activities	- 17,649	- 10,569
Financing activities		
Proceeds from borrowings	20,251	0
Repayment of debt	- 3,055	- 8,012
Repayment of finance lease liabilities	0	- 168
Interest paid	- 466	- 544
Expenses from financial instruments	- 60	0
Cash flows from financing activities	16,669	- 8,724
Net increase/decrease in cash and cash equivalents	- 847	- 5,352
Cash and cash equivalents at begin of period	26,851	19,138
Cash and cash equivalents at end of period	26,004	13,786

82-34824

austriamicrosystems

Press Release
April 16, 2009

austriamicrosystems introduces AS5311, the first integrated Linear Hall Encoder to break into the submicron resolution range

AS5311 is ideal for position feedback of micro-actuators and an alternative to incremental optical encoders in harsh environments

Unterpremstaetten, Austria (April 16, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today introduced AS5311, the first Hall-effect sensor based linear magnetic encoder to offer submicron resolution.

This integrated linear Hall encoder can be used as an alternative to optical encoders. For linear motion sensing, a multi-pole magnetic strip is used and for rotary motion sensing the magnetic strip is replaced by a multi-pole magnetic ring. For applications like this, an incremental output with a resolution of 10 bit per pole pair and a travelling speed up to 650mm per second is available. Using for example a multi-pole magnetic ring with a diameter of 41.7mm, a resolution of 16 bit (65.536 steps per revolution) can be achieved.
In conjunction with a 2mm pole-pair magnetic strip, the AS5311 provides a 1.95 micrometer resolution signal at its incremental output and a 488 nanometer resolution signal at its serial output.

"austriamicrosystems' AS5311 together with the magnetic strip are the only two components required to build a robust submicron-resolution position feedback system", says Josef Janisch, Encoder Product Manager at austriamicrosystems. "This small form factor allows AS5311 to be integrated in autofocus, zoom and vibration reduction systems in cameras, switching systems in fiber optics or other micro-positioning applications where tight space is a concern and high resolution is demanded."

"The AS5311 is the first linear magnetic encoder with submicron resolution, based on our successful integrated Hall sensor technology", says Matjaz Novak, Director of Marketing Industry & Medical at austriamicrosystems. "
It offers an attractive solution for applications where cost, high precision and small form factor are the constraints. With the AS5311, we want to offer a device which will allow system designers to implement position sensing solutions meeting all these constraints at the same time".

austriamicrosystems' encoder chip also provides extended diagnostic features that constantly monitor the placement of the magnet above the device. These features allow early detection of mechanical systems failures. In addition, the device compensates for the adverse effects of unwanted external magnetic fields thus ensuring additional safety and robustness of the system.

The AS5311 can be operated with either 3.3V or 5V supply voltage and is available in a 20-lead TSSOP-package. The device is specified for an ambient temperature range from -40° to +125°C.

For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/Linear-Hall-Encoder/AS5311.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensing and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com .

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Josef Janisch
Product Marketing Manager
Tel: +43 (0) 3136 500 5464
Fax: +43 (0) 3136 500 5420
josef.janisch@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
April 2, 2009

austriamicrosystems' Annual General Meeting elects new members to the Supervisory Board and resolves to carry forward the balance sheet profit

Unterpremstaetten, Austria (April 2, 2009) — The Annual General Meeting of austriamicrosystems AG (SWX: AMS), a leading worldwide designer and manufacturer of high performance analog ICs for communications, industry & medical and automotive applications, today elected new members to the company's Supervisory Board which consists of six elected members and three employee representatives going forward. Besides Supervisory Board Chairman Guido Klestil and the two Deputy Chairmen Prof. Siegfried Selberherr and Hans Jörg Kaltenbrunner the elected Supervisory Board comprises of members Klaus Iffland, Michael Grimm and Dr. Kurt Berger. Günter Kneffel, Johann Eitner and Dr. Günter Koppitsch are delegated as employee representatives to the Supervisory Board.

In addition, a motion to carry forward the distributable balance sheet profit was approved instead of distributing a dividend for fiscal year 2008. The authorization to buy back shares was amended. The approved share buy back authorization allows austriamicrosystems to buy back shares on the stock exchange for a minimum price of CHF 1 up to a total of 10% of its paid-in capital within the coming 30 months. The other items on the agenda were also approved.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensing and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

82-34824.

austriamicrosystems
a leap ahead in analog

IE Technology Co., Ltd.

PRESS RELEASE

austriamicrosystems and IE Technology Ltd present the RU-210u, a mid range UHF RFID reader with USB serial interface

The RU-210u has been developed using austriamicrosystems' market leading EPC Class 1 Gen 2 UHF RFID Reader IC

Unterpremstaetten, Austria, and Bangkok, Thailand (March 31, 2009) - austriamicrosystems (SIX:AMS), a leading global designer and manufacturer of high-performance analog ICs for communications, industrial, medical, and automotive applications, in partnership with IE Technology Ltd (IET) are pleased to announce the release of the IET RU-210u, mid range up to 2.5m, fixed UHF RFID reader, with USB and serial interface.

Leveraging over 16 years of providing RF silicon solutions austriamicrosystems has developed the market leading range of "Simply Gen 2" AS3990/91 UHF RFID reader IC's. Through integration, simplicity, comprehensive reference solutions and a global applications support network they have been enabling customers to become UHF implementers worldwide. The AS3990/91 "Simply Gen 2" is a single chip, EPC Class 1 Gen 2 UHF Reader IC which includes an EPC Class 1 Gen 2 protocol engine and is available with an integrated PA to further reduce the bill of materials (BOM). The Gen 2 UHF Reader IC provides the industry's highest level of integration, lowest power consumption and lowest cost BOM.

The AS3990/91 enables a fast time to market for customers, like IE Technology, by allowing them to focus more time on their unique IP and less time on a Gen 2 implementation. The AS3990/91's unique programmable features enable a single SKU that is world-wide shippable. Its simplicity is emphasized with only 32 registers to enable full RF, filtering, and protocol control, while maintaining flexibility and versatility.
The RU-210u UHF RFID reader, with USB interface, is ideal for logistics, manufacturing and retail applications. It is already proven in closed loop pallet and crate tracking systems in several Asian markets.

"To have a product ready in only 7 weeks after receiving the samples, demo kit and reference design, like IE Technology did, was very impressive" commented Kambiz Hayat-Dawoodi, General Manager Standard Linear and Wireless at austriamicrosystems. "Our customers, like IE Technology enjoy the stability and security provided by austriamicrosystems in challenging times," he added.

"We at IET are working closely with our customers to find dynamic and flexible solutions. In some applications like Food Traceability and Asset Tracking, we needed a custom-made UHF RFID reader with special features. With austriamicrosystems' AS3990 reader chip, we can speed up the duration for launching new models from 4 months to only 7 weeks. This will help us to serve and satisfy our customers' needs, which is our primary objective", said Apiwat Thongprasert, Business Development Manager at IE Technology.

The AS3990/91 is available in QFN 64 9x9 mm package and is specified for 0 to 70° C. Further information is available at www.austriamicrosystems.com/EPC-Class1-Gen2-UHF-Reader-IC.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensing and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS).

About IE technology

IE Technology Co., Ltd. is a leading RFID system integrator located in Bangkok, Thailand. IET offers a best-practice solution ranging from consultation, system integration, and hardware & software design to product customization. IET is focusing on RFID solutions for Manufacturing, Logistics, Traceability and Animal Tagging.

For further information:

austriamicrosystems AG
Press Contact
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Technical Contact
Mark Dickson
Tel: +43 (0) 3136 500 5916
Fax: +43 (0) 3136 500 5420
mark.dickson@austriamicrosystems.com
www.austriamicrosystems.com

IE Technology Co.,Ltd.
Business Development Manager
Apiwat Thongprasert
Tel: +66(0) 2642 6700
Fax: +66 (0) 2642 4250
apiwat@iet.co.th
www.iet.co.th

austriamicrosystems

Press Release
March 26, 2009

austriamicrosystems introduces high output drive, 10MHz, 10V/µs rail-to-rail I/O differential amplifier

The AS1713 op-amp is ideal for applications like headphone drivers, where the operating environment demands built in rejection of ground interference, infotainment high drive audio line receivers and buffers

Unterpremstaetten, Austria (March 26, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, announced today the introduction of the operational amplifier AS1713, a high output differential line receiver. With a 10MHz, 10V/µs, rail-to-rail I/O performance the device is ideal for audio applications such as headphone drivers and audio line receivers and buffers.

The AS1713 operational amplifier operates from a single +2.7V to +5.5V supply and can swing to within 100mV from the rails while sinking or sourcing 50mA of output current. Large short time loads, common in various applications such as in audio amplification, are supported by a peak output current of >200mA. The AS1713 requires only 1.6mA of supply current and remarkable 1nA while in shutdown.
The AS1713 offers a fixed differential voltage gain of 1. Internal matched resistors reduce external component count and costs. Flexible interconnections support external gain setting and adjustments in other applications.

In addition the trimmed resistor network allows the part to be used as a low cost general purpose instrumentation amplifier. Gain and impedance conversion may be provided by adding an external dual amplifier to create the classic three amplifier IA (instrument amplifier) structure.

"With its excellent signal performance and flexible access to the internal matched resistors, the AS1713 is ideal for a variety of low distortion signal processing applications," said Bruce Ulrich, Marketing Director Standard Linear at austriamicrosystems.

The AS1713 is available in a MLPD (2x2)-8 package suitable for operating environments ranging from -40°C to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/OperationalAmplifier/AS1713 .

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensing and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS).

austriamicrosystems

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
March 23, 2009

austriamicrosystems introduces new low noise 650mA DC-DC buck regulators for RF power amplifiers

The AS1332-34 family offers 97% high efficiency, high switching frequency and noise reduction optimized for RF power-amplifiers and similar wireless applications

Unterpremstaetten, Austria (March 23, 2009) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today launched the AS1332-34 family of step down DC-DC regulators optimized for noise sensitive RF power amplifiers in single cell Li-Ion battery powered applications.

The three devices in the AS1332-34 family deliver up to 650mA from an input voltage range of 2.7 to 5.5V making the devices ideal for single Li-Ion cells. The AS1332 is optimized for low power RF amplifiers where the output power is dynamically scaled by the supply voltage to improve battery lifetime. An external analog reference voltage is applied to the Vcon input, upon which the output voltage follows the reference voltage within a period of 20µs (multiplied by an internal gain of 2.5), varying the output between 1.3 to 3.16V. This fast rise and fall time ensures plenty of operational margin. The output voltage of the AS1333 is fixed at 3.09V whereas the AS1334 is available in 1.2, 1.5, 1.8, 2.5, 3.0 and 3.3V output voltage versions.

The AS1332-34 family is designed for minimal space requirements in size-restricted battery-powered applications and is ideal for mobile phones and other portable wireless end equipment. The 2MHz fixed switching frequency minimizes PCB footprint by allowing the use of tiny, low profile inductors and capacitors. This constant frequency switching, together with internal noise reduction circuitry, results in an output voltage ripple of less than 2mV peak-to-peak.

"Power efficiency combined with reduced external component size and cost is the key behind the AS1332-34 buck converter family," said Bruce Ulrich, Marketing Director Standard Linear at austriamicrosystems. "austriamicrosystems' AS1332-34 family is the perfect symbiosis between efficiency and analog performance. Thanks to its small size and fast switching speed only a minimum of PCB space is required. Combined with the unique low noise circuitry this part is first choice for high efficiency RF PA designs."

With 97% peak and 94% average efficiency the new buck converter family boosts battery lifetime in any application. Moreover, if no supply is required, for example in mobile phone in-flight mode, the AS1332-34 offers a shutdown mode requiring only 100nA current combined with an output disconnect feature. Additional features are soft start and power-ok, available on the AS1334. Safety features include current overload and thermal shutdown protection.

The AS1332/33 is available in the tiny WL-CSP 8-bumps while the AS1334 comes in a TDFN(3x3)-10 package covering the industrial temperature range of -40°C to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/DC-DC-Converter/AS1332

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 27 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensing and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
March 16, 2009

austriamicrosystems introduces high efficiency 300mA DC-DC buck-boost converter

AS1331 delivers 300mA with up to 90% efficiency extending battery life time for handheld applications

Unterpremstaetten, Austria (March 16, 2009) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, complements its DC-DC product portfolio with the introduction of a buck-boost converter. The topology of the AS1331 provides continuous transitions between buck and boost mode making it ideal for dual or triple cell alkaline/NiCad/NiMH as well as single cell Li-Ion battery applications.

The AS1331 offers an adjustable output voltage range from 2.5 to 3.3V from an input voltage range of 1.8 to 5.5V. To reduce external part count as well as PCB space fixed output voltage variants of 2.5, 3.0 and 3.3V with ±3% accuracy are also available. From a Li-Ion battery input voltage range the AS1331 offers 300mA of output current. Combined with two small capacitors and a single chip-scale inductor the AS1331 provides a small and low profile footprint solution, typically required in battery powered applications.

austriamicrosystems' AS1331 implements a 4-switch architecture to deliver efficiencies of up to 90% while, at light loads, the quiescent current is reduced down to as low as 22µA, thereby maximizing efficiency. In shutdown mode the AS1331 fully disconnects the input from the output drawing only 100nA shutdown current which further extends battery life time. The AS1331 additionally offers a battery monitoring circuitry which can also be used for power-ok signaling.

"In many applications output voltages are in between the input voltage range. Therefore it is a necessary requirement to maintain a constant output voltage as the battery voltage falls below the output," commented Bruce Ulrich, Marketing Director Standard Linear at austriamicrosystems. "The optimized buck-boost architecture of the AS1331 guarantees excellent efficiencies during step-down operation as well as while boosting the input voltage. Pure buck converters stop operation as soon as the input voltage drops below the output voltage. This leaves unused charge in the battery which can be utilized by AS1331 providing up to 25% more battery life time."

To prevent excessive inrush current during startup, the AS1331 offers a soft-start feature plus additional features such as overload protection and thermal shutdown circuitry. The AS1331 is available in a small TDFN(3x3)-10 package and is suitable for operating temperatures ranging from -40 to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/DC-DC/AS1331.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading

customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensing and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
March 12, 2009

austriamicrosystems files patent infringement lawsuit against Melexis

Unterpremstaetten, Austria (March 12, 2009) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today announced that it has filed a patent infringement lawsuit regarding magnetic encoder products against Melexis N.V. / SA (Belgium) and its German subsidiary Melexis GmbH, at the District Court (Landgericht) in Duesseldorf, Germany.

In its complaint austriamicrosystems AG asserts that the sale and distribution of products from Melexis' product family of magnetic encoders in Germany infringes European Patent EP 0 916 074 B1. The complaint seeks unspecified damages and a court ordered injunction against future infringement by Melexis.

austriamicrosystems is the worldwide leader in high resolution magnetic encoders, offering a broad range of magnetic rotary and linear encoders. Providing robust, contactless position measurement, austriamicrosystems' family of magnetic encoders are ideally suited for virtually countless applications in industrial, automotive and consumer electronics.

"Our leadership in magnetic encoders means more and more companies choose austriamicrosystems when it comes to high resolution position measurement," commented Bernd Gessner, Senior VP and General Manager of the Business Unit Automotive at austriamicrosystems. "Having spent a great amount of time and effort to develop our intellectual property (IP) in this area, we are now forced to take the steps necessary to protect our proprietary and inventive ideas."

To learn more about austriamicrosystems' magnetic encoders visit www.austriamicrosystems.com/Encoders

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading standard and customized analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensing and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker: AMS).

For further information

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
March 10, 2009

austriamicrosystems introduces ultra small LED driver with error detection for 8x8 matrix displays

AS1116 drives 64LEDs individually, offering advanced diagnostic for open and short detection

Unterpremstaetten, Austria (March 10, 2009) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, expanded its comprehensive LED driver portfolio with the AS1116, an ultra small multiplexed LED driver. The AS1116 operates from a single 2.7V to 5.5V supply while requiring lowest supply current of 0.6mA during operation and 200nA in shutdown mode.

The AS1116 can drive either eight 7-segment digits or 64 individual LEDs with 47mA per digit or 5.5mA per LED. The current can be easily adjusted by an external resistor. With an excellent accuracy of ±3%, the AS1116 improves picture quality of LED displays since intensity variations between LEDs and LED modules are minimized. For either global digital brightness control or separate dimming of each single digit in 16 steps a 4-bit PWM is implemented.

A unique feature of austriamicrosystems' AS1116 is the built-in LED error detection. Simple and intuitive to use, the user-friendly software interface allows the feature to be easily invoked during normal operation ensuring rapid error detection. The AS1116 can detect any open- or short-circuit within the multiplexed 8x8 LED array and a detailed error report can be read out with the exact position of the broken LED.

"As the resolution of LED displays increases the market demands more accurate LED drivers in smaller packages which are able to drive quite a number of LEDs. Additionally, LED error detection is a very important factor in commercial applications to reduce test, production and maintenance cost," said Bruce Ulrich, Director Marketing Standard Linear at austriamicrosystems. "Coming in a small package and offering extremely high performance together with unique LED error detection, the AS1116 addresses all these needs."

The AS1116 is suitable for operating environments ranging from -40 to +85°C and requires a small external resistor and a single capacitor reducing the required PCB space to a minimum. Optimized for space restricted application and offering excellent thermal performance the AS1116 is available in a 0.6mm thin TQFN(4x4mm) package. For easier handling a QSOP 24-pin package is also available.
For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/LED-Driver/AS1116

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile

entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
February 23, 2009

austriamicrosystems reports revenues and earnings for fiscal year 2008

Detailed results for fiscal year 2008 and fourth quarter 2008

Unterpremstaetten, Austria (February 23, 2009) — austriamicrosystems (SWX: AMS), a leading worldwide designer and manufacturer of high performance analog ICs for communications, industry & medical and automotive applications, recorded audited revenues and earnings for fiscal year 2008 below the previous year. The company's full year revenue development was strongly affected by the widening economic downturn in the fourth quarter. Net earnings were negatively impacted by a previously announced extraordinary charge from currency hedging activities.

Financials

Group revenues for fiscal year 2008 reached EUR 184.7 million, 4.7% below the previous year's revenues. On a constant currency basis, full year revenues decreased by only 2.2% compared to the previous year. Revenues for the fourth quarter 2008 were EUR 43.2 million, 27.4% lower than the EUR 59.5 million recorded in the same quarter 2007. On a constant currency basis, revenues for the fourth quarter decreased by 29.7% compared to the same quarter 2007.

Gross margin for the full year 2008 exceeded 50% again at 50.6%, slightly above the previous year's 50.4%. Full year gross margin remained strong despite a disappointing revenue development given active cost management, a full natural hedge in the production costs and positive efficiency effects. Gross margin was 49.3% in the fourth quarter 2008 compared to 52.2% in the same period 2007, mainly as a result of lower revenues in an increasingly challenging environment.

The IFRS group result from operations (EBIT) for 2008 was EUR 25.0 million or 13.5% of revenues (2007: 14.4% of revenues). EBIT decreased by EUR 3.0 million or 10.7% compared to full year 2007, in line with previous guidance. Investment in research & development was EUR 43.6 million, almost unchanged from 2007, or 23.6% of revenues to support long term product roadmaps. The group EBIT for the fourth quarter 2008 was EUR 4.9 million, compared to EUR 10.9 million in the same period 2007.

The net financial expense for 2008 was EUR -12.5 million, compared to EUR -0.9 million for 2007, reflecting the expected EUR 10 million extraordinary charge due to the revaluation of hedging instruments which had been announced in November 2008, and higher financing costs. The net financial expense for the fourth quarter 2008 was EUR -11.5 million, compared to EUR -0.5 million in the same period 2007.

Net income for the fiscal year 2008 reached EUR 12.3 million, a decrease of 53.2% from EUR 26.3 million in the previous year. Basic and diluted earnings per share for 2008 were CHF 1.78 / EUR 1.13 and CHF 1.77 / EUR 1.12 respectively (2007: CHF 3.98 / EUR 2.42 and CHF 3.96 / EUR 2.41). Net income for the fourth quarter 2008 was EUR -6.2 million, compared to EUR 10.1 million for the same period 2007, mainly due to the negative effect from currency hedging described above. Basic and diluted earnings per share for the fourth quarter were CHF -0.86 / EUR -0.57 and CHF -0.87 / EUR -0.58 respectively (2007: CHF 1.55 / EUR 0.93 and CHF 1.53 / EUR 0.92).

Cash flow from operations in 2008 reached EUR 47.5 million (2007: EUR 27.0 million), driven by reduced capital expenditures and lower accounts receivable. Capital expenditures for 2008 were EUR 14.4 million, 60% lower than EUR 36.0 million recorded in 2007. Total backlog reached EUR 29.8 million at year-end 2008 compared to EUR 41.2 million on December 31, 2007. Total backlog at year-end 2008 does not reflect additional levels of consignment stock held for major customers.

Cash and short term investments stood at EUR 30.7 million on December 31, 2008 compared to EUR 23.1 million at the end of 2007. Further undrawn credit facilities are available to the company. Net debt reached EUR 31.2 million on December 31, 2008, increasing from EUR 27.1 million at year-end 2007 due to long-term financing activities. The equity ratio was 62% at year-end 2008, compared to 63% at the end of 2007. The average number of group employees was 1,129 for fiscal year 2008, compared to 1,071 for the year 2007, and 1,155 for the fourth quarter 2008.

In order to return cash to shareholders on a consistent basis, austriamicrosystems has decided to install a cash dividend policy. The dividend policy calls for regular distribution of 25% of the net result each year and is expected to be implemented this year for the first time based on 2008 earnings. Consequently, the company will propose a dividend of EUR 0.28 per share for 2008.

Business

austriamicrosystems' business performed below previous expectations in the past year. While business was still on an upward trend through the first nine months, the financial and economic crisis of the fourth quarter had a noticeable negative effect also on austriamicrosystems resulting in lower full year revenues and profitability compared to the year before. austriamicrosystems was still successful in its target markets as a leader in low power consumption, high accuracy and analog performance, building on its analog design expertise. The company launched numerous new products and product families in 2008 with a focus on lighting management, magnetic sensors, RFID, and specialty sensor interfaces.

In Communications, austriamicrosystems saw growth particularly in lighting management applications for handsets and other mobile devices. austriamicrosystems continued to serve Top 5 handset manufacturers with lighting and power management ICs in significant volumes, adding a leading Asian mobile phone vendor to its customer base last year. New products were introduced for LED LCD backlighting and advanced noise cancellation for handsets, and innovative digital camera modules using austriamicrosystems products are being industrialized. MEMS microphone ICs grew strongly as this microphone technology quickly penetrates the global handset and also notebook market.

Industry & Medical was again successful with magnetic encoders and specialized sensor interfaces as well as industrial control products even though the first negative effects from the weak economic situation started to become evident towards year-end. Magnetic encoders continued to show attractive growth, additional products including linear encoders were introduced and new applications opened up for the future. The new RFID reader IC product line met with success in the marketplace, first end products became available last year. Business in medical imaging which comprises digital X-ray, CT and ultrasound sensor interfaces for leading global OEMs continued to increase in 2008.

Automotive showed a positive development for nine months, but was negatively impacted by the sharp automotive industry downturn towards year-end. Still, austriamicrosystems' customers continued development efforts on next generation technologies where austriamicrosystems offers innovative solutions in areas such as FlexRay data bus, position measurement and battery management. The Full Service Foundry business secured its position as a leading analog foundry focused on specialty processes. austriamicrosystems opened a new design center in Spain to focus on innovative IC solutions for renewable energy generation, a market offering attractive growth potential for the future.

Notwithstanding the difficult market environment, austriamicrosystems broadened its customer base in 2008, adding new accounts and increasing penetration of existing customers based on its strong product portfolio. The company's international manufacturing model including its Asian test center enabled full natural hedging of production costs in 2008, supporting gross margins in a volatile currency market.

As soon as the effects of the financial crisis became evident, austriamicrosystems identified cost reduction potentials across all areas of the company and implemented corresponding measures beyond its continuous cost optimization efforts. These measures will result in operating cost savings of over EUR 10m in 2009. In this context, the company announced worldwide staff cuts of approximately 70 employees (around 6% of its total), to be completed in Q1 2009. Should the market situation turn even more negative as the year progresses, austriamicrosystems has the ability to implement further cost savings for 2009.

Outlook

Despite the current economic downturn, austriamicrosystems remains well positioned in its target markets Communications, Industry & Medical and Automotive for the longer term, based on a solid business model, excellent products and high quality customers. A strong portfolio of high performance analog solutions and continuing research and development into innovative products offer differentiation in a fast-changing marketplace.

austriamicrosystems nevertheless expects the difficult current environment with extremely limited visibility across markets to persist through 2009. Consequently, austriamicrosystems is not in a position to provide revenue or earnings expectations for full year 2009. austriamicrosystems expects a negative business trend for at least the first quarter and first half of 2009, resulting in a meaningful decline in revenues compared to last year's first quarter and first half and a negative result on the EBIT and net level.

Additional financial information is available on the austriamicrosystems website at
http://www.austriamicrosystems.com/eng/Investor

Key figures	2008	2007	Q4 2008	Q4 2007	Q3 2008
EUR thousands (except earnings per share) Full years audited, quarters unaudited					
Revenues	**184,699**	193,925	**43,204**	59,467	54,039
Gross margin in %	**51%**	50%	**49%**	52%	51%
Result from operations	**25,018**	28,025	**4,887**	10,888	10,019
Net income/loss	**12,281**	26,335	**- 6,206**	10,061	9,371
Basic earnings per share in CHF	**1.78**	3.98	**- 0.86**	1.55	1.38[1]
Diluted earnings per share in CHF	**1.77**	3.96	**- 0.87**	1.53	1.38[1]
Basic earnings per share in EUR	**1.13**	2.42	**- 0.57**	0.93	0.86[1]
Diluted earnings per share in EUR	**1.12**	2.41	**- 0.58**	0.92	0.86[1]
Total backlog	**29,792**	41,153	**29,792**	41,153	45,001

Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.
[1] Basic = diluted.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, mobile entertainment and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

Consolidated Profit and Loss Statement (full years2 audited / quarters unaudited)

EUR thousands (except earnings per share)	2008	Q4 2008	2007	Q4 2007
Revenue Products	155,701	35,826	161,204	49,112
Revenue Foundry & Other	28,997	7,378	32,722	10,335
Total revenues	184,699	43,204	193,925	59,467
Cost of sales	- 91,246	- 21,915	- 96,183	- 28,439
Gross profit	93,453	21,289	97,742	31,028
Gross margin in %	51%	49%	50%	52%
Research and development	- 43,584	- 11,789	- 43,153	- 12,250
Selling, general and administrative	- 30,595	- 5,611	- 32,208	- 9,311
Other operating income	7,457	1,882	6,415	1,632
Other operating expenses	- 1,311	- 630	- 772	- 212
Result from investments in associates	- 402	- 253	0	0
Result from operations	25,018	4,887	28,025	10,888
Net financing costs	- 12,468	- 11,531	- 860	- 475
Income before tax	12,550	- 6,644	27,164	10,413
Income tax expense	- 270	438	- 829	- 352
Net income	12,281	- 6,206	26,335	10,061
Basic earnings per share in CHF	1.78	- 0.86	3.98	1.55
Diluted earnings per share in CHF	1.77	- 0.87	3.96	1.53
Basic earnings per share in EUR	1.13	- 0.57	2.42	0.93
Diluted earnings per share in EUR	1.12	- 0.58	2.41	0.92

Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (audited)

EUR thousands as of	December 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents	**26,851**	19,138
Short-term investments	**3,810**	3,968
Trade receivables	**37,049**	55,974
Inventories	**63,043**	49,087
Other receivables and assets	**3,427**	6,226
Total current assets	**134,179**	134,393
Property, plant and equipment	**128,570**	136,211
Intangible assets	**6,983**	8,640
Investments in associates and financial investments	**3,866**	1
Deferred tax assets	**30,863**	30,953
Other long term assets	**2,931**	1,170
Total non-current assets	**173,213**	176,975
Total assets	**307,392**	311,368
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**25,823**	34,231
Trade liabilities	**18,097**	21,411
Provisions	**11,133**	13,900
Other liabilities	**12,872**	15,595
Total current liabilities	**67,925**	85,137
Interest-bearing loans and borrowings	**36,042**	15,940
Employee benefits	**9,208**	9,119
Deferred government grants	**2,328**	3,228
Other long term liabilities	**812**	820
Total non-current liabilities	**48,391**	29,107
Shareholders' equity		
Issued capital	**26,698**	26,697
Share premium	**98,292**	95,570
Treasury shares	**- 5,635**	- 703
Translation adjustment	**141**	- 104
Retained earnings	**71,580**	75,664
Total shareholders' equity and reserves	**191,076**	197,124
Total liabilities and shareholders' equity	**307,392**	311,368

Consolidated Cashflow Statement (full years audited / quarters unaudited)

EUR thousands	2008	Q4 2008	2007	Q4 2007
Operating activities				
Income before tax	**12,550**	**- 6,644**	27,164	10,413
Depreciation (net of government grants)	**22,785**	**6,026**	21,465	5,529
Changes in employee benefits	**89**	**- 547**	412	- 160
Expense from stock option program (acc. IFRS 2)	**2,708**	**664**	2,196	686
Changes in other long-term liabilities	**- 908**	**- 275**	- 338	- 402
Gain from sale of plant and equipment	**0**	**0**	62	0
Gain from sale of investments and securities	**0**	**0**	-94	0
Result from investments in associates	**402**	**253**	0	0
Net financing cost	**12,468**	**11,531**	955	475
Changes in assets	**6,187**	**5,666**	- 22,570	- 1,230
Changes in short-term operating liabilities and provisions	**- 8,725**	**- 5,131**	- 1,996	- 633
Tax payments	**- 27**	**2**	- 223	- 94
Cash flows from operating activities	**47,528**	**11,545**	27,033	14,584
Investing activities				
Acquisition of intangibles, property, plant and equipment	**- 14,414**	**- 2,103**	- 36,008	- 3,395
Acquisition of financial investments	**- 4,063**	**0**	0	0
Proceeds from sale of plant and equipment	**0**	**0**	20	0
Proceeds from sale of investments and securities	**75**	**0**	1,241	0
Interest received	**1,213**	**342**	1,484	153
Cash flows from investing activities	**- 17,189**	**- 1,760**	- 33,263	- 3,242
Financing activities				
Proceeds from borrowings	**33,362**	**17,628**	20,252	9,408
Repayment of debt	**- 21,575**	**- 580**	- 10,229	- 4,661
Repayment of finance lease liabilities	**- 509**	**- 57**	- 799	- 167
Acquisition of treasury shares	**- 5,008**	**- 2,563**	0	0
Interest paid	**- 2,287**	**- 517**	- 1,927	- 694
Loss from settlement of derivative financial instruments	**- 10,265**	**-10,265**	0	0
Dividends paid	**- 16,362**	**0**	0	0
Changes resulting from capital increase	**16**	**0**	328	37
Cash flows from financing activities	**- 22,627**	**3,646**	7,626	3,922
Net increase/decrease in cash and cash equivalents	**7,713**	**13,431**	1,396	15,265
Cash and cash equivalents at the beginning of the period	**19,138**	**13,420**	17,742	3,873
Cash and cash equivalents at the end of the period	**26,851**	**26,851**	19,138	19,138

Changes in Equity (audited)

EUR thousands	Issued capital	Add. paid-in capital	Treasury shares	Translation adjustment	Retained earnings	Total shareholders' equity
Total equity as of January 1, 2007	**26,662**	**93,080**	**- 832**	**- 141**	**49,421**	**168,191**
Net income	0	0	0	0	26,335	26,335
Translation adjustment	0	0	0	37	- 92	- 55
Share based payments	0	2,196	0	0	0	2,196
Subtotal	*0*	*2,196*	*0*	*37*	*- 92*	*2,141*
Capital increase	35	294	0	0	0	329
Purchase and sale of treasury shares	0	0	129	0	0	129
Total equity as of December 31, 2007	**26,697**	**95,570**	**- 703**	**- 104**	**75,664**	**197,124**
Net income	0	0	0	0	12,281	12,281
Translation adjustment	0	0	0	245	- 3	242
Share based payments	0	2,708	0	0	0	2,708
Subtotal	*0*	*2,708*	*0*	*245*	*-3*	*2,950*
Dividends paid	0	0	0	0	- 16,362	- 16,362
Capital increase	2	14	0	0	0	16
Purchase and sale of treasury shares	0	0	- 4,933	0	0	- 4,933
Total equity as of December 31, 2008	**26,698**	**98,292**	**- 5,635**	**141**	**71,580**	**191,076**

Segment Reporting (audited)

Business segments	EUR thousands	Products	Foundry & Other [1]	Group
2008				
Revenues		**155,701**	**28,997**	**184,699**
Result from operations		**31,440**	**- 6,422**	**25,018**
2007				
Revenues		161,203	32,722	193,925
Result from operations		36,314	- 8,289	28,025

Regions	EUR thousands	EMEA [2]	Americas	Asia/Pacific	Group
2008					
Revenues		**121,148**	**22,000**	**41,550**	**184,699**
2007					
Revenues		119,372	29,275	45,278	193,925

[1] Foundry & Other shows Full Service Foundry revenues and costs, corporate process development costs as well as other activities.

[2] Europe, Middle East, Africa

austriamicrosystems

Press Release
February 5, 2009

austriamicrosystems introduces next generation 125 kHz LF wakeup receiver with ultra low power consumption

AS3932 is a fully programmable 3D wake-up receiver for longest battery life in active tags

Unterpremstaetten, Austria (February 5, 2009) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, expanded its RF product portfolio with the AS3932, a 3-channel low power low frequency wakeup receiver which offers highest sensitivity at lowest current consumption for industry's best range. The AS3932 supports the widely used 125 kHz band and, through the optimization of power consumption, sensitivity and programmability, enables a variety of applications.

austriamicrosystems' AS3932 wakeup receiver has three independent receiving channels enabling detection of a wakeup signal from any direction The received data can be correlated with a pattern that is programmed in the register preventing false wakeups. Primary target applications are active RFID, high-value asset tracking, real-time location systems, operator identification and access control or keyless entry.

"By using the AS3932 wakeup receiver customers can have both best range and lowest power" says Kambiz Hayat-Dawoodi, General Manager of the Standard Linear and Wireless Business at austriamicrosystems. "The performance of the AS3932 has impressed many customers that have been using any of the currently available wake-up receivers".

Based on its concept of flexible data stream management, the AS3932 offers an attractive easy-to-use solution for RF designers which require secure component sourcing without uncertainty about a supplier's long term product availability.

The AS3932 is available in a TSSOP16 or a QFN (4x4) 16LD package and is suitable for operating environments ranging from -40 to +85°C.
For product specific information, to request the data sheet or to order parts from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/AS3932.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS)

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Ernst Steiner
Marketing Manager Wireless
Tel: +43 (0) 3136 500 5871
Fax: +43 (0) 3136 500 5420
ernst.steiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces micro-sized inductorless DC-DC boost converter

AS1302 delivers 30mA at 5V with up to 99% efficiency while requiring smallest PCB space

Unterpremstaetten, Austria (January 12, 2009) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, expanded its inductorless boost converter portfolio with the AS1302, an ultrasmall inductorless DC-DC boost converter. The AS1302 is capable of output currents as high as 30mA from a wide ranging input of 2.9 to 5.15V.

The new AS1302 offers low-noise constant frequency operation from light to higher loads. Its unique constant-frequency architecture provides both low input and low output ripple and its high 1.2MHz switching frequency allows the use of extremely small external capacitors. To improve efficiency the frequency is reduced to 49kHz during light loads. The AS1302 requires only two ≤220nF flying caps and two ≤2.2µF bypass capacitors. Combined with the small size of the WL-CSP-8 package, this creates an extremely compact solution for space-constrained applications.

Providing a regulated output, the AS1302 is ideally suited for a variety of applications such as 2-3 AA cells alkaline/NiMH or 1 cell Li-Ion battery to 5V boost conversion in portable devices. With an excellent efficiency of up to 99% in 1:1 mode and up to 90% in 1:2 or 2:3 mode the AS1302 offers lowest quiescent current and features a 10nA shutdown mode in which the output is fully disconnected from the input.

"Inductorless DC-DC converters like the AS1302 are often the ideal solution for extremely space restricted applications requiring high efficiency," commented Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems. "They require only small capacitors and have no need for bigger inductors to generate the desired voltage which has the additional advantage of no electromagnetic emissions influencing the application."

To prevent excessive inrush current during startup, the AS1302 offers a soft-start feature plus additional features like overload protection and thermal shutdown circuitry. The AS1302 is available in a 1.2x1.2mm WL-CSP 8-bump package and is suitable for operating environments ranging from -40 to +85°C.
For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/DC-DC-Step-up-Converters/AS1302.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces and mobile entertainment in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

austriamicrosystems

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
January 5, 2009

austriamicrosystems introduces new energy saving LED controller IC enabling low power dissipation for slimmest LCD TVs

AS3693B offers innovative energy saving concept and latest features for highest contrast ratios in LCD TVs with LED backlighting

Unterpremstaetten, Austria (January 5, 2009) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, extends its portfolio of specialized LED drivers and controllers for the latest generation of LCD TV backlighting with the AS3693B 16 channel LED controller IC.

The innovative AS3693B LED controller IC helps to build extremely flat LCD TVs with highest possible contrast ratios, resulting in best picture quality. The concept of controlling external FETs and the patented power saving technology which actively regulates the LED power supply both minimize power dissipation in the system. This makes very flat panel designs possible and enables the creation of very energy efficient TV solutions. The AS3693B LED controller IC is especially designed to allow perfect synchronization of the LCD picture and the LED backlight unit in order to realize so called “block dimming control” for outstanding picture quality.

austriamicrosystems’ AS3693B high precision LED controller IC manages 16 LED cannels, each with an current accuracy of 0,5%. This is by far the best performance in the industry today. The high level of accuracy enables the most exact color and brightness control of the LCD backlight currently available. In addition, new features like “reverse PWM” create entirely new possibilities to control different LED segments of the backlighting unit.

“We have developed the AS3693B, our latest LED backlighting solution, in close partnership with our OEM partners in the LCD industry bringing newest features like reverse PWM to the market early. We are proud to take the innovator’s position in this booming market with new power saving concepts and outstanding total system performance”, commented Markus Luidolt, Marketing Manager for LED backlight drivers at austriamicrosystems.

The AS3693B is available in an ePTQFP64 10x10mm package. For more information about our LED Driver Portfolio please visite our austriamicrosystems website http://www.austriamicrosystems.com/Large-LCD-Display-LED-Backlighting.

At CES 2009 in Las Vegas, Jan 8th to Jan 11th, austriamicrosystems will present its entire portfolio of LED backlighting solutions and demonstrate its latest LCD TV LED backlight implementation in an off-exhibition suite.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees,

austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Markus Luidolt
Marketing Manager
Tel: +43 (0) 3136 500 5828
Fax: +43 (0) 3136 500 5692
markus.luidolt@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
December 5, 2008

austriamicrosystems expands CMOS, High-Voltage, High-Voltage Flash and RF Multi Project Wafer Service for Foundry Customers

More extensive prototyping schedule offers additional MPW runs in 0.18µm CMOS and High-Voltage CMOS specialty processes

Unterpremstaetten, Austria (December 5, 2008) – austriamicrosystems' business unit Full Service Foundry expands its cost-efficient and speedy ASIC prototyping service, known as Multi-Project Wafer (MPW) or shuttle run, in 2009 with a more extensive schedule. The service which combines several designs from different customers onto one wafer offers significant cost advantages for foundry customers as the costs for wafer and masks are shared among a number of different shuttle participants.

austriamicrosystems' industry-recognized MPW service includes the whole range of 0.18µm and 0.35µm specialty processes. As part of the commitment to provide best-in-class analog semiconductor process technology, manufacturing and services, austriamicrosystems now offers three prototyping runs for its advanced 0.18µm High-Voltage CMOS technology H18, a joint development with IBM. The H18 process technology is based on IBM's industry proven 0.18µm CMOS process CMOS7RF and is perfectly suited for smart power management ICs in handsets, PDAs, portable media players and other mobile devices. In addition, four MPW runs for foundry customers are available in the CMOS7RF base technology.

For the 0.35µm processes which are based on the 0.35µm CMOS process transferred from TSMC (Taiwan Semiconductor Manufacturing Company) a total of sixteen runs are offered in 2009. The CMOS compatible 0.35µm Silicon-Germanium BiCMOS technology enables RF circuit designs with an operating frequency of up to 10 GHz combined with high-density digital parts on one single ASIC. The 0.35µm High-Voltage CMOS process family with a 20V CMOS option, ideally suited for power management products and display drivers, a 50V CMOS process, optimized for automotive and industrial applications, and a 120V module optimized for sensor and sensor interface chips serve customers' demand for high-voltage applications and products. The advanced High-Voltage CMOS process with Embedded Flash functionality adds to austriamicrosystems' MPW service portfolio.

In 2009, austriamicrosystems will offer more than 150 MPW start dates, enabled through long lasting co-operations with organizations like CMP-TIMA, Europractice, Fraunhofer IIS and Mosis. The complete schedule for 2009 has now been released and detailed start dates per process are available on the web at http://asic.austriamicrosystems.com/cot

To take advantage of the MPW service, austriamicrosystems' foundry customers deliver their completed GDSII-data at specific dates and receive untested packaged samples or dies within a short lead-time of typically 8 weeks for CMOS and 10 weeks for 0.35µm High-Voltage CMOS, SiGe-BiCMOS and Embedded Flash processes. All 0.35µm MPW runs will be produced at austriamicrosystems' state-of-the-art 8 inch wafer fab in Austria.

All process technologies are supported by the well-known HIT-Kit, an advanced process design kit based on Cadence, Mentor Graphics or Agilent ADS design environments. The HIT-Kit comes complete with fully silicon-qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters. Custom analog and RF devices, physical verification rule sets for Assura and Calibre as well as excellently characterized circuit simulation models enable rapid design starts of complex high performance mixed-signal ICs. In addition to standard prototype services, austriamicrosystems also offers analog IP blocks, a memory (RAM/ROM) generation service and packaging services in ceramic or plastic.

About austriamicrosystems
austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
December 3, 2008

austriamicrosystems announces the world-wide first FlexRay Active Star Device with embedded bit-reshaping functionality

AS8224 – the solution for the asymmetric delay problem in FlexRay networks – was introduced at the FlexRay Product Day on November 26/27

Unterpremstaetten, Austria (December 3, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, presents the AS8224 FlexRay Active Star Device with embedded bit-reshaper, the solution for the most limiting FlexRay system parameter. The new transceiver for in-vehicle networks was introduced during the recent FlexRay Product Day in Fellbach, close to Stuttgart / Germany.

With the new AS8224 Active Star device, austriamicrosystems expands its FlexRay product family, emphasizing its leading position in FlexRay Transceivers. The embedded bit-reshaper reduces the asymmetric delay either caused by components in FlexRay networks or introduced by external interferences onto the network. The bit-reshaper design is capable of reshaping single bits in 12.5 ns steps (microtick) up to a total amount of 37.5 ns (3 microticks) for shortened and lengthened bits. The mechanism performs, besides of the timing reshaping, a clock-deviation compensation between the input and output stream of the device while the BSS (Byte-Start-Sequence) of the FlexRay frame is shortened or lengthened by one microtick. The bit-reshaping function can be set as an option and will be functional if an external clock is connected to the device. Otherwise, the bit-reshaper will be bypassed and the device acts as a standard Active Star without timing reshaping.

"The AS8224 with embedded bit-reshaper enables FlexRay topologies beyond today's applications and allows network topologies with more than one Active Star" comments Harald Gall, Product Manager In-vehicle Networks at austriamicrosystems. "We do not only design and develop our products within the FlexRay specifications, our target is to understand the FlexRay system in detail and to facilitate improvements for our customers beyond the standard."

The AS8224 with embedded bit-reshaper is an Active Star device according the FlexRay Electrical Physical Layer Specification V2.1 Rev B operating as an active hub for 4 FlexRay network branches, the Communication Controller interface and an Interstar interface. Message forwarding is performed including these 6 communication paths. The optimized Interstar interface in combination with the Signal Handler allows two or more connected AS8224 devices to display a timing behaviour similar to one single device.

About austriamicrosystems AG

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets; Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Harald Gall
Product Manager
Tel: +34 91 792 4878

harald.gall@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
November 28, 2008

austriamicrosystems expects to record significant negative financial result for 2008 from EUR/USD hedging transaction accounting

Unterpremstaetten, Austria (November 28, 2008) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, expects to record a significant negative financial result for full year 2008 due to a charge for certain EUR/USD hedging transactions. The negative impact on the company's financial result from these transactions is expected to be approx. EUR 10m.

This significant negative effect on the full year 2008 financial result is due to the unexpectedly strong appreciation of the USD against the EUR in recent weeks which will require certain option-based EUR/USD hedging transactions to be recognized at a negative value in the full year 2008 financial result based on IFRS accounting regulations. These transactions cover a proportion of the company's expected future USD revenues for 2009. All EUR/USD hedging positions have been closed at levels between EUR/USD 1.27 and 1.33 while downward protection for the amount covered by these transactions remains in place at levels between EUR/USD 1.38 and 1.60.

Recording this negative effect in the financial result for fiscal year 2008 will, however, allow austriamicrosystems to convert the future USD revenues covered by these transactions into EUR at the then prevailing market exchange rates. This will create a meaningful advantage for the company if the USD stays at or around current levels or appreciates further over the course of 2009.

Had the company used currency forward transactions instead, the USD revenues covered by these transactions would have to be converted into EUR at the forward EUR/USD rates fixed in such transactions in 2008 which may be considerably lower than the prevailing market exchange rates at time of conversion in 2009. This would result in lower future USD-converted EUR revenues compared to the company's existing accounting policy – a situation austriamicrosystems regards as attractive.

austriamicrosystems has no further risk from these hedging transactions regarding the company's full year 2008 financials. Therefore, austriamicrosystems' expectation of full year 2008 EBIT to be around 10% below last year's level remains unchanged.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

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For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
November 21, 2008

austriamicrosystems presents its FlexRay Transceiver product family at the FlexRay Product Day on November 26/27, 2008

FlexRay Transceiver family including the new AS8224 Active Star Device is designed according to the newest FlexRay standard release

Graz, Unterpremstaetten, Austria (November 21, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for automotive, communication, industry and medical applications, will present its FlexRay Transceiver product family encompassing the AS8220 FlexRay Basis Transceiver, the AS8221 FlexRay Standard Transceiver and the brand new AS8224 FlexRay Active Star Device at this year's FlexRay Product Day on November 26 / 27, 2008 in Fellbach, near Stuttgart / Germany.

austriamicrosystems' FlexRay transceiver products are designed according to the FlexRay Electrical Physical Layer Specification V2.1 Rev B with enhanced performance. They help to optimize the most limiting FlexRay system parameters in order to provide the highest reliability for the next generation in-vehicle networks.

The AS8221 is already well-known in the FlexRay user community with its unmatched immunity behaviour and its contribution to increase FlexRay network stability. Asymmetric delays turned out to be one of the most limiting parameters for the network layout – this is why austriamicrosystems focused on minimizing the asymmetric delay contribution of its FlexRay Transceivers to solve car makers' key challenges when designing and implementing a FlexRay network topology. The AS8221 is designed for ECUs connected to permanent battery supply (clamp 30) where the transceiver manages the ECU power-up via its inhibit output pins.

The AS8220 is a sister device addressing ECUs supplied with switched battery voltage (clamp 15 and switched clamp 30) where no FlexRay bus wake-up functionality is needed. For this application, the AS8220 is optimized through omission of the VBAT supply pin, the local wake pin and the inhibit pins as well as the removal of the low-power receiver for detecting FlexRay bus wake-up patterns.

The AS8224 is austriamicrosystems' brand new FlexRay Active Star Device offering 4 FlexRay branches where each branch can be individually controlled and performs a failure detection procedure. The newly introduced device manages message forwarding on 6 communication paths, the communication controller interface, the 4 FlexRay branches and the Interstar interface to enhance FlexRay Active Stars for higher branch count. The AS8224 supports host controlled as well autonomous mode handling allowing the FlexRay Active Star to fully act as a FlexRay gateway when no microcontroller is connected, without interaction from external logic devices.

"Our FlexRay Transceiver family which is available now will create new momentum in the FlexRay product world", comments Harald Gall, Product Manager In-vehicle Networks at austriamicrosystems. "We want to facilitate a better penetration of FlexRay systems given that the product landscape for FlexRay transceivers still seems to be underdeveloped. With our transceiver product family, austriamicrosystems addresses car-makers' demand for product and supplier diversity while common device characteristics like package type and pin assignments support standardisation beyond the FlexRay specification."

All austriamicrosystems FlexRay transceiver products are engineered to the latest FlexRay standard and offer benefits for the FlexRay system while providing higher margins for network reliability. Higher differential output voltage level, best-in-class minimum bittime acceptability and low transmitting and receiving asymmetric delays help to optimize the unavoidable limiting system parameters. Bus failures are detected by a fast digital/analog comparison mechanism while in transmission mode and a highly accurate current sensing mechanism on the bus pins. Status and error flags can be read-out via the host interface. The available bus guardian interface enables device supervision while in case of failure the bus transmitters can be switched off from communication altogether.

FlexRay and the FlexRay logo are registered trademarks. For product specific information or to download data sheets, please visit http://www.austriamicrosystems.com/FlexRay-Transceivers

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/eng/Press/Press-Releases

About austriamicrosystems AG
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets; Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Harald Gall
Product Manager
Tel: +43 (0) 3136 500 5953
Fax: +43 (0) 3136 500 5693
harald.gall@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
Nov 6, 2008

austriamicrosystems leaps ahead in portable multimedia with new chip solution enabling DVD quality video and high definition audio at industry's lowest power consumption

AS3536 includes unique audio/video processing engines and power management to achieve only 120mW system level battery consumption for DVD resolution movies and sub 15mW for compressed audio

Unterpremstaetten, Austria (Nov 6, 2008) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, announces an additional member of its new family of media player ICs with innovative IP aimed at bridging the gap between the audio/video experience of multimedia players and home entertainment devices.

austriamicrosystems' AS3536 is an innovative multimedia player system whose core is based on newly developed audio and video engines with post-processors acting as co-processors to an ARM central programmable unit capable of 400 MHz. The IC also includes system level power management, a high quality audio codec and battery charging. The claimed power consumption is at system level that is inclusive of power conversion losses, access to NAND Flash, DRAM memories and audio played to headphones with running application software. A lower cost derivative, AS3535, which is also available, plays audio/video at up to WQVGA resolution with a system power of 60mW, a level that most of today's audio players require for music files only.

For portable devices, it is essential to minimize power consumption while in stand-by mode. The fully static design and low leakage technology of AS3536 allow for only 1.4mW preserving context or 4mW while refreshing the display from the on-chip 512Kbytes buffer (with screen backlight off).

The audio engine, in a fully hardwired context, executes the decompression and playback of most popular compressed audio formats, like MP3, WMA and AAC, for the least amount of power consumption with 0 (zero) CPU load. The audio post-processor implements an Asynchronous Sample Rate Converter (ASRC) with near transparent quality, a multi-channel mixer with limiting function and 10 band graphics equalizer, and supports 192 KHz sample rates at 24 bits dynamic range for high definition audio processing. Three sets of I2S outputs can independently control stereo speakers, subwoofer and headphone or line outputs and may also be utilized as multi-channel audio outputs. The AS3536 audio subsystem additionally includes a stereo PDM digital microphone input thereby completing all audio requirements for new generation multimedia players.

The fully hardware implemented video engine can decompress and play H.264/AVC, MPEG4, H.263, WMV9/VC-1 and Sorenson Spark multi-standard video with resolution in excess of DVD players (D1 video). JPEG pictures are decompressed at 16Mpixels/sec. WMV9 is supported to Main Profile at High Level so that storing DVD movies requires less than 1/6th of their original file sizes at equivalent quality. The video post-processor includes features like up/down video scaling, rotation, cropping, split screens, picture in picture and alpha blending for enhanced GUI effects. The unique capability to play Sorenson Spark video as supported by Adobe Flash allows to play content at very low power from popular Web sites, i.e. YouTube and Google Video.

The AS3536 directly interfaces to the latest generation removable and embedded flash memory types with 4/8/16-bit hardware ECC, such as MLC NAND Flash, iNAND, LBA NAND, moviNAND, oneNAND and removable card formats like SD2.0, MMC+, CE-ATA, MS PRO and CF. The AS3536 is complemented by a comprehensive mature software suite backed by three generations of products delivered in the multimedia player market. The SDK has passed the stringent test criteria of the Certified for Windows Vista program for downloadable content.

Roberto Simmarano, Senior Marketing Director Business Unit Communications at austriamicrosystems, commented, "With austriamicrosystems' AS3536, portable multimedia players and mobile TV receivers can now reproduce standard definition video content without compromising battery consumption. Listening to music, the prevalent use of portable entertainment devices, the AS3536 offers the same uncompromised experience as with high quality home A/V devices due to its immersive lossless high definition audio capabilities, yet with an exceptional threefold increase in playtime compared to current generation portable multimedia devices."

The AS3536 is available now in a CTBGA 244 balls package, 10x10mm with 0.5mm ball pitch. The lower cost derivative AS3535 supports video of up to WQVGA resolution and a CPU clock rate of 266MHz. For both devices evaluation boards and reference kits are available. Further product specific information, electronic picture and block diagram are available online at www.austriamicrosystems.com/Mobile-Entertainment-Players/AS3536

austriamicrosystems will showcase the AS3536 at the Electronica Hall A5 Booth 107

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces portable audio and car acces, in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at:
http://www.austriamicrosystems.com/eng/Press/Press-Releases

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Werner Schoegler
Product Manager
Tel: +43 (0) 3136 500 5365
Fax: +43 (0) 3136 500 5420
werner.schoegler@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

AWR®

austriamicrosystems
a leap ahead in analog

Press Release

AWR and austriamicrosystems Introduce Open Access Based SiGe Process Design Kit for Analog Office® RFIC Design Environment

London, England and Unterpremstaetten, Austria -- November 3, 2008 - AWR and austriamicrosystems AG today introduced an Open Access based process design kit (PDK) for austriamicrosystems S35 0.35-µm silicon germanium (SiGe) BiCMOS process technology that is optimized for circuits operating up to 10 GHz and beyond. The design kit lets users take full advantage of the industry-leading fabrication capabilities of austriamicrosystems together with AWR's Analog Office RFIC design suite.

The PDK includes Monte Carlo simulation models and a set of Open Access (www.si2.org) PyCells, developed using Ciranova's PyCell Studio. Available devices include a wide array of high-speed and high-voltage bipolar transistors, NMOS and PMOS transistors, capacitors, resistors, and spiral inductors along with electrostatic discharge and RF pad structures. The PDK also includes all electromagnetic (EM) stack-up information required to perform EM analysis and parasitic extraction from within the Analog Office design environment using AWR's EM Socket™ interface.

"One of our European customers will be using our advanced S35 process together with AWR's Analog Office software for their latest high frequency designs," said Hannes Koreimann, Director Marketing Business Unit Full Service Foundry at austriamicrosystems. "This PDK gives our mutual customers the benefit of using austriamicrosystems high performance S35 SiGe BiCMOS process with the innovative software solution from AWR."

"There have been numerous requests to add austriamicrosystems' advanced S35 process to our PDK offering," said Graeme Ritchie, Product Manger - Analog Office at AWR. "I'm very pleased now to be able to offer this SiGe PDK to AWR's Analog Office users and to leverage its cross tool accessibility via its Open Access roots."

Pricing and Availability

The Analog Office RFIC PDK supporting austriamicrosystems S35 process is available now. Readers should contact their local AWR office for more information.

About AWR

AWR is the innovation leader in high-frequency EDA software that dramatically reduces development time and cost for products employed in wireless, high-speed wired broadband, aerospace and defense, and electro-optical applications. The company's core technology is unique among high-frequency EDA platforms in that it is inherently open and flexible. AWR continually strengthens its product portfolio with innovative new technologies that enable faster, more streamlined product development, the most recent of which are the ACE, RFA™, and AXIEM tools. The privately-held company has thousands of users, and is headquartered at 1960 East Grand Avenue, Suite 430, El Segundo, Calif. 90245. For more information about AWR and its products, please visit www.awrcorp.com

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses. austriamicrosystems is a leading designer and manufacturer of high-performance analog ICs, combining more than 25 years of analog design and system expertise with state-of-the-art manufacturing and test facilities. The company leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors and sensor interfaces, and mobile entertainment in the communications, industrial, medical, and automotive markets, and offers a full-service foundry service. austriamicrosystems is listed on the SWX Swiss Exchange (ticker: AMS). For more information, please visit www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

82-34824

austriamicrosystems

Press Release
October 31, 2008

austriamicrosystems' new AS1324 DC-DC buck converter supplies 600mA for low output voltages

The AS1324 offers 96% efficiency together with low quiescent current while delivering output voltages down to 0.6V.

Unterpremstaetten, Austria (October 31, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, introduces AS1324, a step down regulator optimized for low output voltages in battery powered applications.

The AS1324 delivers up to 600mA from an input voltage range of 2.7 to 5.5V which makes the device ideal for single Li-Ion cell or triple AA cell applications. The 100% duty cycle capability for low dropout allows maximum energy to be extracted from the battery. The fixed output voltage versions 1.2V, 1.5V and 1.8V of AS1324 require no external voltage dividers reducing board space requirements. The adjustable variant allows an externally set output voltage in the range of 0.6V to VIN.

austriamicrosystems' AS1324 is designed to save space and increase efficiency in battery powered applications. The 1.5MHz fixed switching frequency minimizes PCB footprint by allowing the use of tiny, low profile inductors and capacitors. This constant frequency switching results in low, predictable output noise that can be easily filtered. Furthermore the AS1324 offers high output voltage accuracy as well as a low output voltage ripple.

Additionally the integrated automatic power save mode increases efficiency in light load conditions, consuming only 30µA of quiescent current. The reduced power consumption substantially increases battery life in many applications. Moreover, the AS1324 offers a 100nA typical shutdown mode combined with an output disconnect feature.

"Many portable applications powered by a single lithium-ion battery cell need low voltages far below the battery supply range to power modem microprocessors and other low power ICs," said Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems. " The AS1324 provides the low voltage required and additionally offers high efficiency to support low power designs."

The AS1324 is available in a TSOT23 5-pin package and covers the industrial temperature range of -40°C to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit www.austriamicrosystems.com/DC-DC-Converter/AS1324

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading

customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Rene Wutte
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5653
Fax: +43 (0) 3136 500 5420
rene.wutte@austriamicrosystems.com
www.austriamicrosystems.com